As filed with the Securities and Exchange Commission on May 17, 2004

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALLIED HEALTHCARE INTERNATIONAL INC.

(Exact Name of Registrant as Specified in Its Charter)

New York	8082	13-3098275
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Allied Healthcare International Inc.
555 Madison Avenue
New York, New York 10022
(212) 750-0064

(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

Mr. Charles F. Murphy
Chief Financial Officer
Allied Healthcare International Inc.
555 Madison Avenue
New York, New York 10022
(212) 750-0064

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Leslie J. Levinson, Esq. Brown Raysman Millstein Felder & Steiner LLP 900 Third Avenue New York, New York 10022 (212) 895-2000	Edward S. Best, Esq. Mayer, Brown, Rowe & Maw, LLP 190 South LaSalle Street Chicago, Illinois 60603 (312) 782-0600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, par value $0.01 per share	$115,000,000	(1)	$14,571

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes $15,000,000 of shares of common stock that the underwriters have the option to purchase to cover over-allotments.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED MAY 17, 2004

              Shares

Common Stock

We are offering          shares of our common stock at a price of $          per share. Our common stock trades on the Nasdaq National Market under the symbol "AHCI." On May     , 2004, the last reported sales price of our common stock on the Nasdaq National Market was $         .

Investing in our common stock involves risks. See "Risk Factors" beginning on page 12 for a discussion of certain factors you should consider before buying our common stock.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional             shares of our common stock to cover over-allotments at the public offering price per share, less the underwriting discounts and commissions.

The underwriters are offering our common stock as described in "Underwriting." The underwriters expect to deliver the shares to purchasers on or about                  , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Friedman Billings Ramsey	SG Cowen & Co.
Harris Nesbitt

The date of this prospectus is              , 2004.

Our Branch Locations

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	4
RISK FACTORS	12
FORWARD-LOOKING STATEMENTS	23
USE OF PROCEEDS	24
PRICE RANGE OF OUR COMMON STOCK	24
DIVIDEND POLICY	25
CAPITALIZATION	26
SELECTED FINANCIAL INFORMATION	27
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	30
BUSINESS	49
MANAGEMENT	62
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	71
PRINCIPAL SHAREHOLDERS	75
DESCRIPTION OF SECURITIES	78
CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS	79
SHARES ELIGIBLE FOR FUTURE SALE	81
UNDERWRITING	83
LEGAL MATTERS	84
EXPERTS	84
WHERE YOU CAN FIND MORE INFORMATION	84
INDEX TO FINANCIAL STATEMENTS	F-1

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in shares of our common stock, which we discuss under "Risk Factors," and our consolidated financial statements and the related notes. Except as otherwise indicated, information in this prospectus assumes that the underwriters' over-allotment option has not been exercised. Historical financial and other data originally denominated in pounds sterling have been converted to dollars at the then applicable exchange rate. Financial and other data (excluding historical and other data) originally denominated in pounds sterling have been converted to dollars using the exchange ratio at March 31, 2004 of £1.00 = $1.8262 provided by www.oanda.com. As used in this prospectus, "our company," "we," "us" and similar terms mean Allied Healthcare International Inc. and its subsidiaries.

Our Company

We are a leading provider of flexible, or temporary, healthcare staffing to the U.K. healthcare industry as measured by revenues, market share and number of staff. As of March 31, 2004, we operated an integrated network of 119 branches throughout most of the United Kingdom. Our healthcare staff consists principally of nurses, nurses aides and home health aides (known as carers in the United Kingdom) (all of which are covered by references to "our staff" in this prospectus). We focus on placing our staff on a per diem basis in hospitals, nursing homes, care homes (which, unlike nursing homes, do not generally provide medical services to their residents) and private homes. We maintain a pool of over 30,000 nurses, nurses aides and home health aides, over 27,000 of whom we placed during the fiscal year ended September 30, 2003. Our healthcare staffing business accounted for 97.8% of our revenues from continuing operations during the fiscal year ended September 30, 2003. We also supply medical-grade oxygen for use in respiratory therapy to the U.K. pharmacy market and to private patients in Northern Ireland. Our medical-grade oxygen business accounted for approximately 2.2% of our revenues from continuing operations during the fiscal year ended September 30, 2003. We disposed of the last of our active U.S. operations during fiscal year 2003.

We focus our operations primarily on the per diem staffing market rather than the long-term staffing market because we believe that per diem staffing has a more favorable pricing structure. Per diem arrangements generally command higher prices than long-term contracts and generally have higher margins. In the per diem market, healthcare facilities retain flexible staffers on a job-to-job basis when needed, without any long-term contractual commitment by the purchaser or provider. In contrast, long-term contracts are negotiated for a number of months or years and guarantee a supply of staff to the purchaser, but generally do not guarantee that staffing services will be purchased.

Our revenues from continuing operations have increased from $104.6 million in fiscal 1999 to $294.4 million in fiscal 2003, representing a compounded annual growth rate of 29.5% during this period. Our revenue growth is attributable to a combination of organic growth and the revenues generated from the 47 businesses we have acquired since October 1, 1998. As a result of our significant revenue growth, the operating profit of our continuing operations has increased from $9.8 million in fiscal 1999 to $31.5 million in fiscal 2003. The operating profit of our continuing operations as a percentage of our revenue from continuing operations has averaged 9.8% over our last five fiscal years.

Our largest customers are the hospitals operated by the government-funded National Health Service (the "NHS"), accounting for approximately 47% of our revenues in our fiscal year ended September 30, 2003 and the six months ended March 31, 2004. We are an approved supplier of staff to all NHS hospitals (called NHS Trust Hospitals in the United Kingdom) in England. NHS hospitals may enter into agreements with healthcare staffing companies or they may hire temporary staff on a per diem basis. Regardless of whether we provide staff to an NHS hospital pursuant to an agreement with the hospital or on a per diem basis, we invoice the hospital directly.

We also provide healthcare staff to nursing homes, care homes, independent hospitals and private homes, generally on a per diem basis. The majority of nursing homes and care homes in the United

Kingdom are privately-owned businesses that are funded by fees from their residents. Our staffing services to individuals' homes are provided either directly to private clients or through the social service departments of local governments (called local authorities in the United Kingdom). We provide our services to local governmental social service departments on a per diem basis or through "preferred supplier contracts" that specify agreed rates for staff but that do not guarantee that we will be used by the customer. Regardless of whether we provide staff at the request of a local governmental social service department pursuant to a preferred supplier contract or on a per diem basis, we invoice the local governmental social services department directly.

The U.K. Healthcare Staffing Industry

The U.K. flexible healthcare staffing market was £2.4 billion ($3.8 billion) in 1999/2000, according to Laing & Buisson's report, Flexible Staffing Services in U.K. Health & Care Markets (2001). We believe that this amount has been significantly higher during the period from 2001 to the present.

Approximately 81% of the healthcare service provided in the United Kingdom is provided by the NHS, with the remaining 19% being provided by private healthcare organizations such as nursing homes, care homes and independent hospitals. Through its Primary Care Trusts, the NHS oversees general practitioners, who refer patients to specialists for more complex treatment. The NHS operates its hospitals through NHS Trusts, each of which operates one or more hospitals. There are approximately 265 NHS Trusts in England, 28 in Scotland and 14 in Wales.

The following key factors have driven, and are expected to continue to drive, the growth of the temporary healthcare staffing industry in the United Kingdom:

•	a continued shortage of nurses;

•	an increase in healthcare expenditures by the U.K. government and, in particular, the NHS, which has almost tripled its spending on flexible healthcare staffing since the early 1990s;

•	an increase in outsourcing by local governmental social service departments of their home healthcare staffing requirements to private industry;

•	an aging population requiring greater medical attention;

•	the appeal that working on a flexible basis holds for healthcare staff seeking alternatives regarding their work schedules and working conditions; and

•	the difficulties that the NHS has experienced in recruiting and retaining nursing and other healthcare staff.

Our Competitive Advantages

We believe that the key competitive advantages of our healthcare staffing business are our:

•	Extensive branch network. As of March 31, 2004, we operated an integrated network of 119 branches throughout most of the United Kingdom. This substantial market presence provides us with access to customers and staff on both a national and local level.

•	Diversified customer base. We provide healthcare staff to NHS hospitals (which make individual purchasing decisions and payments for services); local governmental social service departments; nursing homes, care homes and independent hospitals; and private patients. Our diverse customer base lessens our dependence on any one customer or group of customers and provides us with a competitive advantage in our recruiting and retention efforts, as staff are attracted to our broad range of placement opportunities.

•	Local branch management with centralized control. Our branches are managed locally, with the branch manager responsible for recruiting, retaining and placing staff locally. A portion of each branch manager's compensation is dependent upon branch performance, thus aligning the interests of our branch managers with our own. However, we generally maintain centralized management control in the areas of payroll, accounts receivable, contracts, pricing, regulatory matters, quality control and information technology.

•	Track record of acquisitions. We have achieved significant growth as a result of the 47 businesses that we have acquired in our last five fiscal years. We have grown from 53 branches at October 1, 1998 to 119 branches at March 31, 2004.

•	Quality assurance audit team. We have a quality assurance audit team that is independent of our operations management and whose focus is to evaluate and assure that our branches are in compliance with all applicable governmental rules and regulations, as well as our own company policies. We believe that our quality assurance audit team helps us to provide reliable and quality service to our customers.

•	Management expertise. Timothy M. Aitken, our executive chairman, Sarah L. Eames, our chief executive officer, president and chief operating officer, and Charles F. Murphy, our chief financial officer, have, respectively, 13, 23 and 7 years experience in the healthcare industry. In addition, many of our branch managers are former nurses or have otherwise been involved in the healthcare industry.

•	Employee retention. In April 2002, we introduced a program called "CaremilesTM" under which our staff can accumulate credits (called CaremilesTM) that can be used to pay for healthcare training and personal development courses that the individual would otherwise pay for. As a healthcare worker becomes more skilled, he or she has greater flexibility in choosing assignments and also may earn a greater hourly wage. Our CaremilesTM program promotes staff loyalty while providing us with the opportunity to earn higher commissions as more highly-trained staff are generally billed out at higher rates.

Our Business Strategy

We seek to become the leading provider of flexible healthcare staffing to the U.K. healthcare industry. The key elements in achieving these strategic objectives are:

•	Further expand our strong presence in the U.K. healthcare staffing industry through acquisitions. We intend to grow our presence in the U.K. healthcare staffing industry through the acquisition of other companies. We have teams of employees dedicated to evaluating acquisition candidates and integrating their operations.

•	Increase revenues on a per branch basis. We believe the increasing demand for quality healthcare staffing with national coverage and diversity of services will support organic growth in our branches. We intend to foster continued same-store revenue growth by leveraging our nationally- and locally-recognized brand names, competitive benefits package and leadership in providing temporary healthcare staffing. Our revenue growth from fiscal 2002 to fiscal 2003 for branches that have been in our ownership and operational for more than two years was approximately 8.9%.

•	Recruit and retain healthcare staff. We intend to continue to recruit and retain high-quality staff to take advantage of the severe shortages of nurses and home health aides in the United Kingdom, which we expect to continue in the foreseeable future. We intend to continue our recruitment efforts and to encourage loyalty from our healthcare staff by matching their flexible working preferences (both with regards to scheduling preferences and types of assignments desired) with our customers' needs, maintaining regular contact and promoting opportunities for training and development, such as our CareMilesTM program.

•	Strengthen our balance sheet. The net proceeds from this offering will allow us to reduce our debt and significantly increase the amount of equity on our balance sheet. In addition, if we complete the Recapitalization Plan discussed below, we will have replaced our existing bank indebtedness with debt that contains fewer or less restrictive covenants. Our strengthened balance sheet and less restrictive debt agreements will provide us with increased financial flexibility to pursue acquisition opportunities (using either borrowed money or our common stock) that may not currently be available to us.

Our Recapitalization Plan

We intend to implement a recapitalization plan designed to refinance our bank and institutional indebtedness, which consists of a senior collateralized term and revolving credit facility (the "Senior Credit Facility") and mezzanine indebtedness (the "Mezzanine Loan"), to facilitate the conversion of all of the shares of our Series A preferred stock into shares of our common stock and to provide funds for the continued expansion of our operations (the "Recapitalization Plan").

In order to implement the Recapitalization Plan, we intend:

•	to use approximately $ of the net proceeds of this offering to repay a portion of the amounts outstanding under the Senior Credit Facility and the Mezzanine Loan;

•	to seek a new senior secured credit facility in the amount of approximately $ with less restrictive covenants (the proceeds of which will be used to repay the remainder of the amounts outstanding under the Senior Credit Facility and the Mezzanine Loan and for general corporate purposes and acquisitions); and

•	to pay approximately $ (consisting of $ for the payment of accrued dividends (assuming that this offering is consummated on , 2004) and $0.26165 per share, or $2,033,999 in the aggregate, as a conversion fee) in connection with the conversion by all of the holders of our outstanding shares of Series A preferred stock into shares of our common stock upon the consummation of this offering. We have 7,773,660 shares of Series A preferred stock outstanding and the holders of all of such shares have agreed to convert their shares into shares of common stock on such terms.

The balance of the net proceeds of this offering of $           will be used for general corporate purposes and acquisitions.

This offering is not conditioned upon our obtaining a new senior secured credit facility. Although we believe that we should be able to obtain a new senior secured credit facility in an amount and upon terms satisfactory to us, there can be no assurance that we will be able to do so or what the timing will be.

Corporate Information

We were incorporated in 1981 under the laws of the State of New York. Our principal executive offices are located at 555 Madison Avenue, New York, New York 10022 and our phone number at that address is (212) 750-0064.

The Offering

Common stock being offered	shares
Common stock to be outstanding after this offering	shares
Use of proceeds	To repay a portion of our outstanding Senior Credit Facility and Mezzanine Loan, to facilitate the conversion of all of our Series A preferred stock into shares of our common stock and to provide funds for working capital and acquisitions. See "Use of Proceeds."
Dividends	We have neither declared nor paid any dividends on our common stock and do not anticipate paying dividends in respect of our common stock in the foreseeable future.
Nasdaq National Market symbol	AHCI

The number of shares of common stock that will be outstanding immediately after the completion of this offering is based on the number of shares of common stock outstanding as of May     , 2004 and gives effect to (1) the issuance of shares of common stock in this offering and (2) the conversion of all our outstanding shares of our Series A preferred stock into a like number of shares of our common stock upon the consummation of this offering. The number of shares of common stock that will be outstanding immediately after the completion of this offering excludes (1) an aggregate of 2,682,334 shares of our common stock that are issuable upon exercise of currently outstanding options and (2) an aggregate of 350,000 shares of our common stock that are issuable upon the exercise of currently outstanding warrants.

Summary Financial Information

The following table sets forth our summary consolidated financial information. The financial information for the years ended September 30, 2003, 2002 and 2001 and as of September 30, 2003 and 2002 is derived from our audited financial statements that appear elsewhere in this prospectus. The financial information for the years ended September 30, 2000 and 1999 and as of September 30, 2001, 2000 and 1999 is derived from our audited financial statements that do not appear in this prospectus. The historical financial information as of and for the six months ended March 31, 2004 and 2003 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and include, in the opinion of our management, all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial data. The results for the interim periods do not necessarily indicate the results to be expected for the full fiscal year. Our balance sheet information is also presented as adjusted to give effect to the conversion of 7,773,660 shares of our Series A preferred into a like number of shares of our common stock and the payment of accrued but unpaid dividends on such shares (but excluding the payment of the conversion fee payable to the holders of our Series A preferred stock) and as further adjusted to give effect to the sale of the          shares of our common stock offered by this prospectus, the receipt of net proceeds of approximately $              and the application thereof as described under "Use of Proceeds" (including the payment of the conversion fee payable to the holders of our Series A preferred stock).

You should read the following information in conjunction with our financial statements and notes thereto and the information set forth under the caption "Management's Discussion and Analysis of Results of Operations and Financial Condition."

	Six Months Ended March 31,		Year Ended September 30,
	2004	2003	2003	2002		2001	2000(2)	1999
(In thousands, except per share data)
Statement of Income Data:
Total revenues	$158,710	$139,684	$294,379	$242,828		$138,041	$119,925	$141,580
Gross profit	44,843	38,523	81,323	66,079		42,491	40,654	51,722
Selling, general and administrative expenses	32,569	24,387	53,648	48,847	(4)	32,514	44,563	53,118
Impairment of long-lived assets	—	—	—	—		—	15,073 (7)	—
Restructuring charge	—	—	—	—		—	1,228 (8)	—
Legal settlements	—	—	—	—		—	5,082 (9)	—
General and administrative expenses related to mail-order operations	—	—	—	—		3,883	—	—
Losses due to sale of subsidiary	—	—	—	—		354	—	—
Operating income (loss)	12,274	14,136	27,675	17,232		5,740	(25,352)	(1,396)
Interest expense, net	5,203	6,542	11,279	13,472	(5)	8,433	9,014 (5)	5,218
Gain on settlement of PIK interest	—	—	—	(5,143	) (6)	—	—	—
Foreign exchange loss	29	11	18	19		400	—	—
Provision for (benefit from) income taxes(1)	2,637	1,876	4,910	4,971		24,117	(7,756)	(500)
Equity in income and interest income earned from U.K. subsidiaries(2)	—	—	—	—		—	1,101	—
Minority interest	—	—	—	120		22	(70)	—
Income (loss) from continuing operations	4,405	5,707	11,468	3,793		(27,232)	(25,439)	(6,114)
Income (loss) from discontinued operations	—	122	503	1,001		620	495	(1,232)
Net income (loss)	4,405	5,829	11,971	4,794		(26,612)	(24,944)	(7,346)
Redeemable preferred dividends and accretion(3)	2,125	1,968	4.005	1,016		—	—	—
Net income (loss) available to common shareholders	$2,280	$3,861	$7,966	3,778		$(26,612)	$(24,944)	$(7,346)

	Six Months Ended March 31,		Year Ended September 30,
	2004	2003	2003	2002	2001	2000(2)	1999
Basic income (loss) per share of common stock from:
Income (loss) from continuing operations	$0.10	$0.17	$0.34	$0.15	$(1.57)	$(1.45)	$(0.35)
Income (loss) from discontinued operations	—	0.01	0.02	0.05	0.04	0.03	(0.07)
Net income (loss) available to common shareholders	$0.10	$0.18	$0.36	$0.20	$(1.53)	$(1.42)	$(0.42)
Diluted income (loss) per share of common stock from:
Income (loss) from continuing operations	$0.10	$0.17	$0.34	$0.15	$(1.57)	$(1.45)	$(0.35)
Income (loss) from discontinued operations	—	—	0.02	0.05	0.04	0.03	(0.07)
Net income (loss) available to common shareholders	$0.10	$0.17	$0.36	$0.20	$(1.53)	$(1.42)	$(0.42)
Weighted average number of common shares outstanding:
Basic	22,179	21,707	21,962	18,565	17,408	17,551	17,547
Diluted	23,019	22,088	22,304	19,932	17,408	17,551	17,547

	At March 31, 2004
	Actual	As Adjusted	As Further Adjusted
		(In thousands)
Balance Sheet Data:
Working capital	$19,499	$19,499
Accounts receivable, net	28,664	28,664
Goodwill	202,730	202,730
Total assets	298,784	292,433
Total debt	138,409	138,409
Total shareholders' equity	88,342	121,732

(1)	Prior to 2001, we had been committed to implementing tax strategies that provided for the sale of appreciated assets, including a portion of our ownership interest in our U.K. subsidiaries, to generate sufficient taxable income to realize our U.S. tax net operating losses prior to their expiration. While we believed that we would realize the value of our tax losses, developments in 2001, including the continued expansion of our U.K. operations, had increased the uncertainty as to both the execution of the original strategy and the appropriateness of a tax strategy that may not align with our current business strategy. These uncertainties impaired our ability to determine whether it was more likely than not that our deferred tax assets would be realized. Accordingly, in fiscal 2001, a full valuation allowance for all remaining U.S. deferred tax assets was provided.
(2)	Simultaneously with the execution of our Senior Credit Facility and Mezzanine Loan in December 1999, our subsidiary, Allied Healthcare Group Limited ("Allied Healthcare (UK)"), issued promissory notes to certain investors. We granted the holders of these promissory notes significant veto and approval rights with respect to the operations of our U.K. subsidiaries and we entered into a voting trust agreement in which we agreed that we would be allowed to nominate only two of the five directors of another subsidiary, Allied Healthcare Holdings Limited ("Allied Holdings"), with one director being a designee of the holders of the promissory notes of Allied Healthcare (UK) and two directors being independent. Since holders of the promissory notes issued by Allied Holdings had significant veto and approval rights and since we no longer controlled a majority of the board of directors of Allied Holdings, we were no longer able to consolidate our U.K. subsidiaries into our financial statements even though we owned, directly or indirectly, 100% of the outstanding shares of their stock. Accordingly, we began accounting for the investment in our U.K. subsidiaries under the equity method, retroactive to October 1, 1999. During the second quarter of fiscal 2000, Allied Holdings amended its articles of association to provide that our designee to the board of directors had the right to resolve any tie votes of the board of directors and certain agreements relating to the promissory notes of Allied Healthcare (UK) were amended to limit the veto and approval rights of the holders thereof. These amendments enabled us to consolidate our U.K. subsidiaries as of January 1, 2000.
(3)	Reflects the accrual of dividends on our Series A preferred stock and accretion of costs related to the issuance of our Series A preferred stock in our fiscal 2002 reorganization (the "Reorganization").
(4)	For the year ended September 30, 2002, we recorded a non-cash charge of $4.2 million for the issuance of shares of common stock to senior management (see "Management—Executive Compensation—The Bonus Share Issuance and Related Transactions") and $1.6 million related to the exchange of employees' redeemable shares in our U.K subsidiary for shares of our common stock, using the net exercise method, in the Reorganization. We also recorded a net charge of $0.7 million for the year ended September 30, 2002, which mainly related to the write-off of non-capitalized costs incurred in connection with evaluating options to maximize the value of our ownership interest in our U.K. operations.
(5)	Effective October 1, 2001, we adopted Statement of Financial Accounting Standards No. 145 ("FAS No. 145") issued by the Financial Accounting Standards Board ("FASB"), which addressed gain or loss on the extinguishment of debt and sale-leaseback accounting for certain lease modifications and accordingly recorded a charge of $0.9 million in interest expense for the year ended September 30, 2002. We also reclassified $1.2 million to interest expense that had been recorded as an extraordinary item in fiscal 2000. Both charges relate to the write-off of deferred financing costs associated with the early extinguishment of debt.
(6)	In the Reorganization, accrued and unpaid interest owed to the holders of notes issued by one of our U.K. subsidiaries was satisfied by the issuance of shares of our common stock. We recorded a gain of $5.1 million for the year ended September 30, 2002 in connection with this transaction.
(7)	We recorded a charge for impairment of long-lived assets of $15.1 million in the year ended September 30, 2000. The charge related to the write-down of assets, mainly goodwill, to their fair value of $12.4 million for our U.S. mail-order operations and $2.7 million for Amcare Limited, a distributor of specialty pharmaceutical and medical supplies. We have since divested both our U.S. mail-order operations and Amcare Limited.
(8)	We recorded a $1.3 million restructuring charge related to exiting our U.S. mail-order operations in the year ended September 30, 2000.
(9)	We recorded a net charge of $5.1 million related to legal settlements in the year ended September 30, 2000.

RISK FACTORS

You should carefully consider the risks and uncertainties described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

Risks Relating to our Business and Strategy

If we are unable to attract and retain healthcare staff at reasonable costs, it could increase our operating costs and negatively impact our business.

We rely significantly on our ability to attract and retain nurses, nurses aides and home health aides who possess the skills, experience and, if required, licenses necessary to meet the requirements of our customers. We compete for flexible healthcare staffing personnel with other flexible healthcare staffing companies and with hospitals and healthcare facilities. Staff choose to work for a temporary healthcare staffing company based on the quantity, diversity and quality of assignments offered and on compensation packages and other benefits. We must continually evaluate and upgrade our flexible staffing network to keep pace with our customers' needs and to remain competitive in our business. Currently, there is a shortage of nurses, nurses aides and home health aides in most areas of the United Kingdom. Competition for such personnel is increasing and salaries and benefits have risen. We may be unable to continue to increase the number of nurses and other healthcare staff that we recruit, decreasing the potential for growth of our business. Our ability to attract and retain nurses and other healthcare staff depends on several factors, including our ability to provide them with assignments that they view as attractive and to provide them with competitive benefits and wages. We cannot assure you that we will be successful in any of these areas. The cost of attracting nurses and other healthcare staff and providing them with attractive benefit packages may be higher than we anticipate and, as a result, if we are unable to pass these costs on to our hospital, healthcare facility and other customers, our profitability could decline. Moreover, if we are unable to attract and retain nurses and other healthcare staff, our ability to provide adequate services to our customers may decline and, as a result, we could lose customers.

We operate in a highly competitive market and our success depends on our ability to obtain and retain customers.

The flexible healthcare staffing business is highly competitive. We compete in national, regional and local markets in the United Kingdom with full-service staffing companies, specialized flexible staffing agencies, NHS Professionals (which is discussed below), hospitals, nursing homes and other home healthcare businesses. There are relatively few barriers to entry in the markets we serve and, historically, our industry has been highly fragmented. While we expect to continue to face competition from a broad range of companies, the recent consolidation trend in our industry is likely to result in an increase in the number of larger companies that are able to service regional or national markets. Some of our competitors have greater name recognition, access to capital and marketing, financial and other resources than we do. We believe that the primary competitive factors in obtaining and retaining customers are identifying qualified healthcare staff for specific job requirements, providing qualified staff in a timely manner, pricing services competitively and effectively monitoring job performance. Competition for customers may increase in the future and, as a result we may not be able to remain competitive. To the extent competitors seek to gain or retain market share by reducing prices or increasing marketing expenditures, we could lose revenues or hospital, healthcare facility and other customers and our margins could decline, which could harm our operating results and cause the market value of our common stock to decline. In addition, the development of alternative recruitment channels could lead our hospital, healthcare facility and other customers to bypass our services, which would also cause our revenues and margins to decline.

Our focus on the per diem market may be a competitive disadvantage.

Unlike many other healthcare staffing businesses in the United Kingdom, we have actively pursued business in the per diem market rather than through long-term contracts. Although we believe that current and forecasted healthcare staff shortages will continue to fuel demand for staff in the per diem market, a change in the supply and demand dynamics for healthcare workers could result in business derived from long-term contracts becoming more attractive. In particular, the award of long-term contracts to our competitors (thereby granting "lead" supplier status to such competitors) could prevent us from securing the business of potential purchasers of temporary healthcare staffing.

A change in treatment of flexible staff for U.K. tax, employment and benefits purposes could result in increased costs.

Like all employment businesses, we are exposed to potential employment related claims from independent contractors who assert that they are employees. We currently treat our nurses and nurses aides as independent contractors, but this position could change if challenged in an employment tribunal or court. A recent tribunal case relating to agency workers indicated that agency workers are highly likely to be the employee of either the agency that places them or the customer at which they are placed, depending on the circumstances. Moreover, over the next 18 months or so, it is expected that we will be required by regulations expected to be adopted to treat nurses and nurses aides as employees. If our nurses and nurses aides are treated as employees, they would become eligible to bring employment-related litigation, including actions for unfair dismissal, wrongful dismissal and breach of contract and claims for severance payments. These claims could adversely affect our business and financial condition.

Competition for acquisition opportunities may restrict our future growth by limiting our ability to make acquisitions at reasonable valuations.

Our business strategy includes increasing our market share and presence in the flexible healthcare staffing industry through strategic acquisitions of companies that complement or enhance our business. We have historically faced competition for acquisitions. In the future, this competition could limit our ability to grow by acquisitions or could raise the prices of acquisitions and make them less attractive to us.

Restrictive covenants in our debt facilities may limit our ability to make acquisitions.

Restrictive covenants in our Senior Credit Facility and our Mezzanine Loan, including a requirement that we obtain bank and lender consent for acquisitions exceeding £15 million in the aggregate in any fiscal year or any individual acquisition exceeding £2 million in any fiscal year, may limit our ability to complete desirable acquisitions. If we are unable to secure necessary financing under our credit facility because of these restrictive covenants or from other sources, we may be unable to complete desirable acquisitions.

We may face difficulties integrating our acquisitions into our operations and our acquisitions may be unsuccessful, involve significant cash expenditures, expose us to unforeseen liabilities or result in dilution of our shareholders' interest in our company.

We expect to continue pursuing acquisitions of flexible healthcare staffing companies that complement or enhance our business.

These acquisitions involve numerous risks, including:

•	difficulties integrating acquired personnel and distinct cultures into our business;

•	difficulties integrating acquired companies into our operating, financial planning and financial reporting systems;

•	addressing increased demands on internal systems and controls;

•	potential loss of key employees or customers of acquired companies;

•	diversion of management attention from existing operations; and

•	assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with healthcare regulations.

These acquisitions may also involve significant cash expenditures, debt incurrence and integration expenses that could have a material adverse effect on our financial condition and results of operations.

In addition, if we issue additional securities in connection with an acquisition, the ownership interests of our existing securityholders will be diluted. Any acquisition may ultimately have a negative impact on our business and financial condition.

Our ability to acquire businesses outside the United Kingdom, including in the United States, is limited by our existing credit arrangements.

In the future, we may acquire one or more healthcare staffing businesses in the United States, if the opportunity arises and if we believe that the terms of such acquisition would be favorable to us. Our Senior Credit Facility and our Mezzanine Loan permit us, subject to compliance with the provisions thereof, to borrow money to finance acquisitions in the United Kingdom. However, we do not have any credit arrangements in place which permit us to finance acquisitions in the United States and there can be no assurance that we will be able to obtain such credit on favorable terms or at all. Moreover, because our Senior Credit Facility and our Mezzanine Loan do not permit our U.K. subsidiaries to pay dividends or otherwise advance funds to us, we do not expect to have sufficient cash on hand to finance acquisitions in the United States. In the event that we are unable to finance acquisitions in the United States with either cash or stock, our ability to acquire businesses in the United States will be severely restricted. While we may use a portion of the net proceeds of this offering to finance acquisitions in the United Kingdom and in the United States, and while the new senior secured credit facility we seek to enter into as part of the Recapitalization Plan may include acquisition financing, there can be no assurance that we will locate suitable acquisition candidates or that such new credit facility will permit acquisitions on terms acceptable to us.

Our decentralized structure could result in unforeseen costs and could adversely impact our business.

We operate with a decentralized structure under which our branches operate on a relatively autonomous basis in terms of the recruitment and placement of staff and the marketing of customers. However, we generally maintain centralized management control in the areas of payroll, accounts receivable, contracts, pricing, regulatory matters, quality control and information technology. If we fail to exert proper centralized management control, our local branches could engage in unauthorized activities, our management initiatives may not be successfully implemented and our business, financial condition and results of operations may be adversely affected.

We may fail to adequately manage our anticipated future growth.

We have achieved growth in our flexible healthcare staffing business over the last few years through both organic growth and strategic acquisitions of companies. We intend to continue to expand in the future. As we grow, there will be increased demands on our management and on our operational and administrative systems, controls and other resources. There can be no assurance that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. We also may be required to add staff and information and other systems. We cannot guarantee that we will be able to do so or, if we are able to do so, that we will be able to effectively integrate them into our existing staff and systems.

The loss of key senior management personnel could adversely affect our ability to remain competitive.

We rely heavily on our senior management team, led by Timothy M. Aitken, our executive chairman, Sarah L. Eames, our chief executive officer, president and chief operating officer, and Charles F. Murphy, our chief financial officer. We have entered into employment agreements with Mr. Aitken and Ms. Eames that expire in September 2004, subject to automatic renewal for successive periods of one year each unless terminated by either party on 90 days' notice, and an employment agreement with Mr. Murphy that is terminable by either party on six months' notice. The loss or unavailability for an extended period of time of these officers could have a material adverse effect on our operations and prospects.

We currently maintain key man life insurance on Mr. Aitken in the amount of £1 million and Ms. Eames and Mr. Murphy in the amount of £500,000 each. However, this insurance may not be sufficient to compensate us for the loss of any of these key executives.

We are dependent on the proper functioning of our information systems. Planned replacement of our information system may cost more than currently budgeted.

We are dependent on the proper functioning of our information systems in operating our business. Critical information systems used in daily operations identify and match staffing resources and customer assignments and perform billing and accounts receivable functions. Our information systems are protected through physical and software safeguards and we have backup processing capabilities. Our operations have an IT disaster recovery plan. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. If critical information systems fail or are otherwise unavailable, these functions would have to be accomplished manually, which could temporarily impact our ability to identify business opportunities quickly, to maintain billing and clinical records reliably and to bill for services efficiently.

In order to support our continued growth, we intend to replace our core IT systems over the next 12 to 24 months. To this end, we have entered into a contract with a third-party provider for the implementation of financial software on our financial systems. It is anticipated that this process will be completed by December 2004 on our back office systems and that financial software will be implemented on our front office systems during 2005. There can be no assurance that we will be able to successfully implement our plans or that any such improvements will be implemented in a timely manner or within budget or that they will deliver the expected benefits.

Our business is subject to certain risks inherent to international operations.

We operate in the United Kingdom. As a result, we are subject to a variety of risks, including:

•	fluctuations in currency exchange rates;

•	varying laws relating to, among other things, employment and employment termination;

•	the impact of a recession in the United Kingdom;

•	changes in regulatory requirements; and

•	potentially adverse tax consequences.

These risks may materially and adversely affect our business results of operations or financial condition.

Risks Relating to the Flexible Healthcare Staffing Market

Demand for flexible staffing may fail to rise, remain at current levels or may decline for a variety of reasons, including general economic conditions.

Although we anticipate that the market for flexible staffing in the healthcare sector will continue to expand, there can be no assurance that growth will occur at all or continue at historic rates or at the rate currently expected. Our growth could be adversely affected by a variety of factors, including emphasis on permanent staff and minimization of the use of temporary staff by healthcare providers and automation or computerization of services traditionally performed by temporary staff providers. In particular, a recent U.K. case on agency workers indicates that agency workers are highly likely to be considered employees of either the agency that places them or the customer end-user (and in many cases the customer is likely to be considered the employer). Consequently, some of the advantages to hospitals and other purchasers to using temporary workers may be lost because of the risk that they will be deemed to be the employer of such workers, and therefore they may decide to hire permanent staff rather than temporary staff. In addition, demand for flexible healthcare staffing services may be significantly affected by the general level of economic activity and economic conditions in the regions in which we operate.

If demand for temporary staffing in the healthcare sector generally declines or does not increase at the rate we anticipate, our business, financial condition and results of operations may be materially and adversely affected.

Fluctuations in patient occupancy at the hospitals, nursing homes and care homes of our customers may adversely affect the demand for our services and therefore our financial performance.

Demand for our flexible healthcare staff is significantly affected by the general level of patient occupancy at the hospitals, nursing homes and care homes of our customers. When occupancy increases, temporary employees are often added before full-time employees are hired. As occupancy decreases, healthcare facility customers typically will reduce their use of temporary employees before undertaking layoffs of their regular employees. In addition, we may experience more competitive pricing pressure during periods of occupancy downturn. Occupancy at our healthcare customers' facilities also fluctuates due to the seasonality of some elective procedures. We are unable to predict the level of patient occupancy at any particular time and its effect on our revenues and earnings.

We operate in a regulated industry and violations of laws or regulations may result in increased costs or sanctions that could impact our financial performance. Moreover, recent and proposed changes in U.K. regulations affecting flexible staffing companies may result in increased costs that reduce our revenue and profitability.

Our business is subject to extensive and complex laws and regulations in the United Kingdom. These include, but are not limited to, laws and regulations related to licensing, conduct of operations, payment for services and referrals, benefits payable to temporary staffers and taxation. If we fail to comply with the laws and regulations that are applicable to our business, we could suffer civil and/or criminal penalties or we could be required to stop operating in one or more jurisdictions.

Moreover, many political, economic and regulatory organizations are supporting fundamental change in the U.K. healthcare industry. The recent introduction of new regulatory provisions in the United Kingdom affecting flexible staffing companies could substantially raise the costs associated with operating our business. Some proposed changes in these regulations could have a similar effect. We may not be able to pass along to our customers the costs of implementing any changes that result from these new and changed laws and regulations. A summary of the material existing and proposed regulations follows.

U.K. rules affecting temporary workers.    The benefits and protections with which temporary workers in the United Kingdom must be provided have recently increased, and new and or more stringent laws are likely to be introduced in the future. In particular, the Conduct of Employment Agencies and Employment Business Regulations 2003 (the "2003 Regulations") described below and case law impact us. For example, a ruling by the European Court of Justice stated that the provisions of the European Working Time Directive, which entitle temporary workers to be paid annual leave only when they have been continuously employed for 13 weeks, is unlawful. The U.K. Working Time Regulations have therefore been amended to remove the 13-week qualify period, and workers in the United Kingdom are now entitled to paid leave from the first day of employment.

Care Standards Act.    Under the Care Standards Act and applicable regulations, providers of flexible healthcare staff have to register with the Commission for Social Care and Inspection and must comply with rules relating to management and staffing, fitness of premises and the conduct of specified services. Although we believe that we are able to comply with the regulations under the Care Standards Act, we face the possibility of increased costs of complying with the new law and regulations and the possibility of failing to fully comply with the new law and regulations, which could result in monetary or other penalties being assessed against us.

Proposed changes in U.K. value added tax ("VAT") rules.    We currently act as an agent in supplying healthcare staff, which, under U.K. law, requires us to charge VAT only on the amount of commission charged to the purchaser of flexible staff. The 2003 Regulations, insofar as they relate to VAT, came into effect in the United Kingdom on April 6, 2004 and, could place an increased VAT burden on our company. The 2003 Regulations require employment agencies, including those supplying flexible healthcare staff, to enter into contractual relationships with the workers that they supply. Consequently, for VAT purposes, the flexible staff provider acts as principal, rather than agent. For non-medical staff, VAT is due on the total amount of the charges made by the flexible staff provider, including salary costs, rather than merely on its commission. This change may adversely affect our cash flow if we have to pay the increased VAT liability to the government before our customers have paid their fees to us. The law results in the provision of medical staff such as nurses being exempt from VAT. Pursuant to such exemption, we will be limited in the amount of VAT paid by us when we purchase goods and services that we can use to offset the VAT that we owe the government. There is an 18-month transition period, which runs from April 6, 2004, during which businesses will be permitted to continue to act as "agent" in a VAT sense and therefore account for VAT under the existing rules.

NHS reforms may have a substantial negative impact upon us.    For the first six months of fiscal 2004 and our fiscal year ended September 30, 2003, the more than 200 NHS hospitals to which we supplied staff accounted for 47% of our flexible staffing business revenue. Flexible staffing providers, such as our company, are subject to the risk that the NHS will seek to regulate the price it pays for temporary staff, reduce its use of temporary staff or replace its use of temporary staff where possible with permanent employees.

In recent years, the NHS has divided England into eight regions. The NHS has required any healthcare staffing company that provides temporary staff to the NHS hospitals in a region to enter into a Framework Agreement setting forth, among other things, applicable quality standards and maximum payment rates. Only those staffing companies that have met the quality standards set by the NHS and executed a Framework Agreement applicable to a particular region of England can provide temporary staff to NHS hospitals in that region. We have entered into one or more Framework Agreements in each region of England. While the full impact of the Framework Agreements remains to be seen, it is possible that a long-term effect will be to reduce the cost of commissions paid to healthcare staffing companies and/or to reduce the number of healthcare staffing companies supplying staff to the NHS.

Another initiative undertaken by the NHS is its creation of NHS Professionals. NHS Professionals is an internal agency of the NHS that seeks to provide an efficient temporary staffing service for NHS hospitals. NHS Professionals seeks to coordinate nurse banks operated by NHS hospitals with the intention of maintaining quality standards and controlling cost across all NHS nurse banks. The continued expansion of the NHS Professionals could adversely affect our revenues in the future.

If the NHS were to significantly reduce its use of our services, negotiate lower prices or change its policy on private-sector involvement, it could have a material adverse effect on our business, financial condition and results of operations.

Our ability to compete in the homecare services market depends on our ability to obtain assignments from local governmental social service departments.

The largest providers of homecare services in the United Kingdom are local governmental social services departments. Outsourcing of homecare by these local governments is the principal source of revenue and growth in the homecare staffing market. Though figures vary widely among local governments, homecare provided directly by the local governments typically is significantly more expensive per hour of care than homecare outsourced to independent homecare providers. While we believe there is potential for further outsourcing of homecare by local governments, this potential may be partially offset by tighter local governmental budgets. Moreover, there can be no assurance that we will be chosen by local governmental social service departments to provide outsourced homecare services in the future, or that we will be able to recruit and retain homecare staff at hourly rates that local governments are willing to pay.

Significant legal actions could subject us to substantial uninsured liabilities.

In recent years, healthcare providers have become subject to an increasing number of legal actions alleging medical malpractice, product liability or other legal theories. Many of these actions involve large claims and significant defense costs. In addition, we may be subject to civil or criminal claims arising from actions taken by our employees or temporary staffing personnel, such as misuse of proprietary information or theft of property. In some instances, we are required to indemnify customers against some or all of these risks. A failure of any of our employees or personnel to observe our policies and guidelines intended to reduce these risks, relevant customer policies and guidelines or applicable laws, rules and regulations could result in negative publicity, payment of fines or other damages. In addition, breaches of the Care Standards Act and associated regulations could result in the revocation of registration or the imposition of conditions on that registration that could adversely effect the continuation of our business in the United Kingdom. Litigation is costly and, even if we do prevail, the cost of such litigation could adversely affect our results of operations.

In addition, in the course of our operations we may face possible claims by employees or employee candidates of discrimination or harassment (including for actions our customers or their employees may have taken), violations of health and safety regulations, workers compensation claims, retroactive entitlement to benefits and other similar claims.

Our insurance may not be adequate to protect us from claims for which we may become liable.

To protect ourselves from the cost of claims alleging medical malpractice or other causes of action, we maintain malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe are appropriate for our operations. While we have been able to obtain liability insurance in the past, this insurance varies in cost, is difficult to obtain and may not be available in the future on terms acceptable to us, if it is available at all. The failure to maintain insurance coverage or a successful claim not covered by or in excess of our insurance coverage could have a material adverse effect on our business, financial position, cash flows or results of operations. In addition, claims, regardless of their merit or eventual outcome, may have a material adverse effect on our reputation.

Risks Relating to our Financial Condition

We have a history of losses and may incur losses in the future.

Although we were profitable in the first six months of fiscal year 2004 and in the fiscal years ended September 30, 2003 and 2002, we have a history of net losses. For our fiscal years ended September 30, 2001, 2000 and 1999 net losses were $26.6 million, $24.9 million and $7.3 million, respectively. The difference between our financial performance during fiscal 2002, fiscal 2003 and the first six months of fiscal 2004 and prior years was principally due to the fact that we streamlined our business by divesting non-core businesses. Even though we were profitable during the first six months of fiscal year 2004 and fiscal years 2003 and 2002, we may not be able to sustain or increase our profitability in the future.

We have generated substantial amounts of goodwill from our acquisitions, some or all of which we may be required to write off, which could adversely affect our financial condition or results of operations.

Goodwill represents the purchase price of an acquisition less the fair value of the net tangible and intangible assets acquired. We have generated substantial amounts of goodwill from our acquisitions. Part of our strategy involves making additional acquisitions. Because businesses of the type we target often do not have substantial tangible assets, we expect that our acquisition of these businesses will continue to generate significant amounts of goodwill.

At March 31, 2004 and September 30, 2003 we had goodwill of approximately $202.7 million and $183.7 million, respectively, which equaled approximately 68% and 59%, respectively, of our total assets at those dates.

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("FAS No. 142") issued by the FASB, all goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization, but will be subject to an annual impairment test. We evaluate, on a regular basis, whether events or circumstances have occurred that indicate all, or a portion, of the carrying amount of goodwill may no longer be recoverable, in which case an impairment charge to our earnings would become necessary. As of September 30, 2003, the carrying value of our goodwill was not impaired, based on an assessment performed in accordance with FAS No. 142. However, any future determination requiring the write-off of a significant portion of the carrying value of our goodwill could have a material adverse effect on our financial condition or results of operations. It could also cause us to fail to comply with the financial covenants in our Senior Credit Facility and our Mezzanine Loan, resulting in an event of default thereunder.

We have incurred significant debt, which could impact our financial condition and results of operations. In the event of a payment default under our Senior Credit Facility and our Mezzanine Loan, our lenders have the right, among others, to seize our assets.

At March 31, 2004, we had approximately $138.4 million of debt (consisting of $136.6 million in debt under our Senior Credit Facility and Mezzanine Loan, net of unamortized discount of $1.3 million, and $1.8 million in notes payable). The level of our indebtedness will have several important effects on our future operations, including, without limitation:

•	we will use a portion of cash flow from operations for the payment of principal or interest due on outstanding indebtedness;

•	outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions, as well as competitive pressures; and

•	the level of outstanding debt may affect our ability to obtain additional financing for working capital, capital expenditures, additional acquisitions or general corporate purposes.

General economic conditions, industry cycle and financial, business and other factors affecting operations, many of which are beyond our control, may affect future performance. As a result, these and other factors may affect our ability to make principal and interest payments on indebtedness. Our business might not continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things:

•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of our indebtedness;

•	sell selected assets; or

•	reduce or delay planned capital expenditures or acquisitions.

These measures might not be sufficient to enable us to service our debt. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms or at all.

If we are unable to repay our indebtedness when it becomes due, our lenders will have a number of remedies. Our Senior Credit Facility and our Mezzanine Loan are secured by substantially all of the assets of, and the shares in, our U.K. subsidiaries. If we fail to pay our debt under our Senior Credit Facility and our Mezzanine Loan, which amounted to $136.6 million (net of unamortized discount of $1.3 million) at March 31, 2004, the lenders thereunder could become the owner of, or force the sale of, our businesses or subsidiaries.

A portion of the net proceeds of this offering will be used to reduce our indebtedness. We intend to implement our Recapitalization Plan after the consummation of the offering being made by this prospectus. Our Recapitalization Plan contemplates, among other things, the execution of a new senior secured credit facility on terms more favorable to us than those contained in our existing credit facilities. Although we believe that we should be able to obtain a new senior secured credit facility in an amount and upon terms satisfactory to us, there can be no assurance that we will be able to do so or what the timing will be.

Our compliance with restrictions and covenants in our Senior Credit Facility and Mezzanine Loan may limit our ability to take corporate actions and harm our business.

Our Senior Credit Facility and Mezzanine Loan contain a number of covenants that significantly restrict our operations, our ability to issue additional debt and our ability to pay dividends. Under these agreements we are also required to comply with specific financial ratios and tests, including a fixed charge coverage ratio, a test regarding debtor days (i.e., the number of days sales are outstanding) and a senior interest coverage ratio. We may not be able to comply in the future with these covenants or restrictions as a result of events beyond our control, such as prevailing economic, financial and industry conditions. If we default in the performance of the covenants in our Senior Credit Facility and Mezzanine Loan, our lenders could, in addition to seizing the collateral securing our obligations, declare all of the principal and interest outstanding due and payable and terminate their commitments to extend credit to us in the future. We may refinance these agreements or seek alternative credit agreements. We cannot guarantee that we will be able to secure new credit agreements on favorable terms or at all. If we are unable to secure credit on commercially reasonable terms in the future, our business could be harmed.

Our lenders have limited the right of our U.K. subsidiaries to pay dividends to our company.

At March 31, 2004, we had approximately $138.4 million of debt (consisting of $136.6 million in debt under our Senior Credit Facility and Mezzanine Loan, net of unamortized discount of $1.3 million, and $1.8 million in notes payable). Our subsidiaries pay us a management fee with which (in addition to cash on hand from the disposition of our U.S. operations) we pay the expenses of our corporate headquarters and our executive officers. However, under the terms of our Senior Credit Facility and Mezzanine Loan, our U.K. subsidiaries generally may not pay dividends or other amounts to us. Therefore, we will not be able to use the cash flow or profits, if any, of our U.K. subsidiaries to pay our expenses or to finance any acquisitions, capital expenditures or other initiatives. In addition, because our U.K. subsidiaries may not pay dividends or other amounts to us, we have not been able to pay the dividends on our Series A preferred stock. To the extent that we do not pay quarterly cash dividends on our Series A preferred stock, such dividends will compound, which will increase the amount of dividends we will have to pay on our Series A preferred stock. All of the holders of our Series A preferred stock have agreed to convert their shares into shares of our common stock upon the consummation of this offering. We will use a portion of the proceeds of this offering to pay the accrued dividends on the shares of Series A preferred stock being converted into common stock.

Our ability to use our net operating loss carryforward in the future may be limited.

As of September 30, 2003, we had a U.S. federal net operating loss carryforward of approximately $73.0 million, expiring between 2019 and 2023. Our current operations are in the United Kingdom. Under U.S. federal tax law, we can only offset our federal net operating loss carryforward against U.S. taxable income, including income earned from operations in the United States and certain other income, including dividends from our U.K. subsidiaries. As of September 30, 2003, we had recorded a full valuation allowance against the deferred tax asset created by the U.S. federal net operating loss carryforward as we did not believe it was more likely than not that such losses would be utilized prior to their expiration. We believe that the offering may cause an ownership change under Section 382 of the Internal Revenue Code ("Section 382"). If so, Section 382 may limit our ability to use all or a portion of our net operating loss carryforward in the future. A limitation on our ability to use a significant portion of our federal net operating loss carryforward could have a material adverse effect on our financial condition or results of operations or the market value of our common stock.

We have significant contingent earn-out liabilities that may adversely affect our financial condition and results of operations.

Many of our acquisitions contain contingent earn-out provisions that may require us to make additional payments in the future. Under our existing earn-out arrangements, our maximum aggregate potential contingent obligation at March 31, 2004 was approximately $12.9 million. Our existing earn-out obligations expire in fiscal 2005. We may enter into acquisition agreements in the future, the terms of which may include earn-out provisions.

These contingent obligations could adversely affect our results of operations and liquidity.

Legislative actions, higher insurance cost and potential new accounting pronouncements are likely to cause our operating expenses to increase and impact our future financial position and results of operations.

In order to comply with the Sarbanes-Oxley Act of 2002, as well as rules and regulations that the Securities and Exchange Commission and Nasdaq have adopted or that they may propose in the future, we may be required to enhance our internal controls, hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which will cause our operating expenses to increase. Insurers are also likely to increase premiums as a result of higher claims rates incurred over the past year, and so our premiums for our various insurance policies, including our directors' and officers' insurance policies, are likely to increase. Proposed changes in accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense, could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

Risks Relating to our Common Stock

Future sales of our common stock by existing shareholders may lower the price of our common stock.

As of the date of this prospectus, we have 22,191,294 shares of common stock outstanding and 7,773,660 shares of Series A preferred stock outstanding. All of the holders of our Series A preferred stock have agreed to convert their shares into shares of common stock upon the consummation of this offering.

In addition, as of the date of this prospectus, our officers, directors, employees and consultants own options to acquire an aggregate of 2,682,334 shares of common stock under our 1992 Stock Option Plan and our 2002 Stock Option Plan. Although we will not issue any more options under our 1992 Stock Option Plan, we may issue additional options under our 2002 Stock Option Plan. The shares of common stock to be issued upon exercise of the options granted under our 1992 Stock Option Plan and our 2002 Stock Option Plan have been registered and may be freely sold when issued.

Pursuant to a registration statement that was declared effective by the Securities and Exchange Commission in August 2002, we have registered the resale of an aggregate of 23,479,157 shares of our common stock.

We have also agreed to register the resale of the 669,738 shares of our common stock that we issued in November 2002 in connection with the acquisition of a temporary staffing business, as well as any shares we issue in the future, as part of existing earn-out arrangements, as additional consideration to the sellers of this temporary staffing business. We are required to register the resale of such shares upon the request of such sellers, provided we are then eligible to use a Form S-3 registration statement.

Sales of substantial amounts of common stock into the public market could lower the market price of our common stock.

Because a small group of shareholders may control our voting stock, other investors may have little or no control over our company or our management.

The four Hyperion funds that are shareholders in our company collectively own approximately 39.6% of our outstanding voting stock (___% after the consummation of this offering) and Washington & Congress Capital Partners, L.P. (formerly Triumph Partners III, L.P.) owns approximately 25.7% of our outstanding voting stock (___% after the consummation of this offering). (Our voting stock consists of our shares of common stock and our shares of Series A preferred stock. See "Description of Our Securities.") As a result, these shareholders acting together will be, and either shareholder acting alone may be, able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

If provisions in our corporate documents and New York law delay or prevent a change in control of our company, we may be unable to consummate a transaction that our shareholders consider favorable.

Our Certificate of Incorporation and Bylaws may discourage, delay or prevent a merger or acquisition involving us that our shareholders may consider favorable. For example, our Certificate of Incorporation authorizes our board of directors to issue up to ten million shares of "blank check" preferred stock (of which eight million are currently designated as Series A preferred stock). Without shareholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to the remaining two million shares of preferred stock. With these rights, preferred shareholders could make it more difficult for a third party to acquire us. New York law may also discourage, delay or prevent someone from acquiring or merging with us.

Under the employment agreements we have entered into with Timothy M. Aitken, our executive chairman, and Sarah L. Eames, our chief executive officer, president and chief operating officer, we are required to pay such officers an amount equal to 2.9 times his or her salary if his or her employment with us is terminated for any reason within six months of a change in control of our company. In addition, we have agreed with Mr. Aitken that in the event of a change of control of our company during fiscal 2004, his salary will be reinstated to the amount in effect immediately prior to his resignation in January 2004 as our chief executive officer. Such change of control payments may have the effect of preventing or delaying a change of control of our company, even if the change of control was favored by our shareholders.

Our stock price may be volatile and you may be unable to resell your shares at or above the offering price.

In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. Our market price may fluctuate based on a number of factors, including:

•	our operating performance and the performance of other similar companies;

•	news announcements relating to us, our industry or our competitors;

•	changes in earnings estimates or recommendations by research analysts;

•	changes in general economic conditions;

•	the number of shares to be publicly traded after this offering;

•	actions of our current shareholders; and

•	other developments affecting us, our industry or our competitors.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference include forward-looking statements.

Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "could," "think," "estimate" and "predict," and other similar expressions. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances are forward-looking statements.

We based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Factors that could cause actual results to differ from those implied by the forward-looking statements include:

•	our ability to continue to recruit and retain qualified flexible healthcare staff;

•	our ability to enter into contracts with hospitals and other healthcare facility customers on terms attractive to us;

•	the general level of patient occupancy at our hospital and healthcare facility customers' facilities;

•	our ability to successfully implement our acquisition and integration strategies;

•	our dependence on the proper functioning of our information systems;

•	the effect of existing or future government regulation of the healthcare industry, and our ability to comply with these regulations;

•	the impact of medical malpractice and other claims asserted against us;

•	the effect of regulatory change that may apply to us and that may increase our costs and reduce our revenue and profitability;

•	our ability to use our net operating loss carryforward to offset net income; and

•	the impairment of our goodwill, of which we have a substantial amount on our balance sheet, may have the effect of decreasing our earnings or increasing our losses.

Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus or the documents incorporated herein by reference include those described in the "Risk Factors" section and elsewhere in this prospectus, as well as changes in any of the following: the demand for our products and services, general economic conditions, governmental regulation, the level of competition we face, customer strategies and pricing and reimbursement policies.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         from the sale of our shares of common stock in this offering, or $           if the underwriters' over-allotment option is exercised in full. Net proceeds are what we receive after we pay the underwriting discounts and commissions and the offering expenses.

We intend to use approximately $       of the net proceeds of this offering to repay a portion of the debt under our Senior Credit Facility and Mezzanine Loan. This debt bears interest at a weighted average of       % per annum and matures at various dates during                 . We expect to incur a pre-payment penalty of approximately $         as a result of the prepayment of this debt.

We currently have 7,773,660 shares of Series A preferred stock outstanding. The holders of all of our shares of Series A preferred stock have agreed to convert their shares of Series A preferred stock into a like number of shares of our common stock upon the consummation of this offering. We intend to use approximately $           of the net proceeds of this offering to pay accrued but unpaid dividends on our Series A preferred stock (assuming that this offering is consummated on                  , 2004) to such holders and to pay a conversion fee to such holders in the amount of $0.26165 per share, or $2,033,999 in the aggregate.

We may use a portion of the net proceeds of this offering to acquire other businesses or assets; however, we currently have no agreements or commitments to complete any such transactions. Pending our uses of proceeds, we intend to invest the net proceeds of this offering primarily in short-term, interest-bearing instruments.

PRICE RANGE OF OUR COMMON STOCK

Since February 23, 2004, our common stock has traded on the Nasdaq National Market under the symbol "AHCI." From April 30, 1999 until February 20, 2004, our common stock traded on the American Stock Exchange. The following table sets forth, for the periods indicated, the high and low sales price of our common stock on the Nasdaq National Market (for the period from February 23, 2004 through May       , 2004) and the American Stock Exchange (for the period from October 1, 2001 through February 20, 2004).

PERIOD	HIGH	LOW
Year Ended September 30, 2002:
First Quarter	$3.10	$2.40
Second Quarter	4.15	2.85
Third Quarter	6.80	3.55
Fourth Quarter	5.97	3.65

Year Ended September 30, 2003:
First Quarter	$5.35	$4.00
Second Quarter	4.54	3.47
Third Quarter	4.15	3.15
Fourth Quarter	4.45	3.40

Year Ending September 30, 2004:
First Quarter	$6.46	$3.88
Second Quarter	10.70	6.15
Third Quarter (through May , 2004)

As of May     , 2004, there were approximately 200 shareholders of record of our common stock. In addition, as of such date there were approximately 1,150 persons and entities that held our common stock in "street name."

DIVIDEND POLICY

We have neither declared nor paid any dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. Any future payment of dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial position, cash flows, capital requirements and other relevant considerations, including the extent of our indebtedness and any contractual restrictions with respect to the payment of dividends.

Under the terms of our Senior Credit Facility and our Mezzanine Loan, our U.K. subsidiaries generally are prohibited from paying dividends or making other cash distributions to us. Under the Recapitalization Plan, we intend to replace our Senior Credit Facility and our Mezzanine Loan with another senior secured credit facility, although there can be no assurance that we will do so. Although the new senior secured credit facility, if entered into, may contain restrictive covenants that are more favorable to us than the restrictive covenants in our existing debt, the new facility, like our existing credit facilities, may still prohibit or restrict the ability of our U.K. subsidiaries from paying dividends to us or making other cash distributions. Any such prohibition or restriction would affect our ability to pay dividends on our common stock.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2004:

•	on an actual basis;

•	as adjusted to give effect to the conversion of 7,773,660 shares of our Series A preferred into a like number of shares of our common stock and the payment of accrued but unpaid dividends on such shares (but excluding the payment of the conversion fee payable to the holders of our Series A preferred stock); and

•	as further adjusted to give effect to the sale of the shares of our common stock offered hereby by us, the receipt of net proceeds of approximately $ and the application thereof as described under "Use of Proceeds."

	Actual	As Adjusted	As Further Adjusted
	(amounts in thousands, except per share data)
Cash and cash equivalents	$30,596	$24,245
Short-term debt	14,248	14,248
Long-term debt	124,161	124,161
Redeemable preferred stock	33,390	—
Shareholders' equity:
Common stock, $0.01 par value, 62,000 shares authorized; 22,776 shares issued, actual; 30,550 shares issued, as adjusted; shares issued, as further adjusted	228	306
Additional paid-in capital	141,172	174,484
Accumulated other comprehensive income	13,645	13,645
Accumulated deficit	(64,409)	(64,409)
Less cost of treasury stock (585 shares)	(2,294)	(2,294)
Total shareholders' equity	88,342	121,732
Total capitalization	$260,141	$260,141

The table above does not include 2,682,334 million shares of our common stock issuable upon exercise of options outstanding as of March 31, 2004 at a weighted-average exercise price of $4.87 per share or 350,000 shares of our common stock issuable upon exercise of warrants outstanding as of March 31, 2004 at a weighted-average exercise price of $5.39.

SELECTED FINANCIAL INFORMATION

The following table sets forth our selected consolidated financial information. The financial information for the years ended September 30, 2003, 2002 and 2001 and as of September 30, 2003 and 2002 is derived from our audited financial statements that appear elsewhere in this prospectus. The financial information for the years ended September 30, 2000 and 1999 and as of September 30, 2001, 2000 and 1999 is derived from our audited financial statements that do not appear in this prospectus. The financial information as of and for the six months ended March 31, 2004 and 2003 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and include, in the opinion of our management, all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial data. The results for the interim periods do not necessarily indicate the results to be expected for the full fiscal year.

You should read the following information in conjunction with our financial statements and notes thereto and the information set forth under the caption "Management's Discussion and Analysis of Results of Operations and Financial Condition."

	Six Months Ended March 31,		Year Ended September 30,
	2004	2003	2003	2002		2001	2000(2)	1999
(In thousands, except per share data)
Statement of Income Data:
Total revenues	$158,710	$139,684	$294,379	$242,828		$138,041	$119,925	$141,580
Gross profit	44,843	38,523	81,323	66,079		42,491	40,654	51,722
Selling, general and administrative expenses	32,569	24,387	53,648	48,847	(4)	32,514	44,563	53,118
Impairment of long-lived assets	—	—	—	—		—	15,073 (7)	—
Restructuring charge	—	—	—	—		—	1,228 (8)	—
Legal settlements	—	—	—	—		—	5,082 (9)	—
General and administrative expenses related to mail-order operations	—	—	—	—		3,883	—	—
Losses due to sale of subsidiary	—	—	—	—		354	—	—
Operating income (loss)	12,274	14,136	27,675	17,232		5,740	(25,352)	(1,396)
Interest expense, net	5,203	6,542	11,279	13,472	(5)	8,433	9,014 (5)	5,218
Gain on settlement of PIK interest	—	—	—	(5,143	) (6)	—	—	—
Foreign exchange loss	29	11	18	19		400	—	—
Provision for (benefit from) income taxes(1)	2,637	1,876	4,910	4,971		24,117	(7,756)	(500)
Equity in income and interest income earned from U.K. subsidiaries(2)	—	—	—	—		—	1,101	—
Minority interest	—	—	—	120		22	(70)	—
Income (loss) from continuing operations	4,405	5,707	11,468	3,793		(27,232)	(25,439)	(6,114)
Income (loss) from discontinued operations	—	122	503	1,001		620	495	(1,232)
Net income (loss)	4,405	5,829	11,971	4,794		(26,612)	(24,944)	(7,346)
Redeemable preferred dividends and accretion(3)	2,125	1,968	4.005	1,016		—	—	—
Net income (loss) available to common shareholders	$2,280	$3,861	$7,966	3,778		$(26,612)	$(24,944)	$(7,346)
Basic income (loss) per share of common stock from:
Income (loss) from continuing operations	$0.10	$0.17	$0.34	$0.15		$(1.57)	$(1.45)	$(0.35)
Income (loss) from discontinued operations	—	0.01	0.02	0.05		0.04	0.03	(0.07)
Net income (loss) available to common shareholders	$0.10	$0.18	$0.36	$0.20		$(1.53)	$(1.42)	$(0.42)

	Six Months Ended March 31,		Year Ended September 30,
	2004	2003	2003	2002	2001	2000(2)	1999
Diluted income (loss) per share of common stock from:
Income (loss) from continuing operations	$0.10	$0.17	$0.34	$0.15	$(1.57)	$(1.45)	$(0.35)
Income (loss) from discontinued operations	—	—	0.02	0.05	0.04	0.03	(0.07)
Net income (loss) available to common shareholders	$0.10	$0.17	$0.36	$0.20	$(1.53)	$(1.42)	$(0.42)
Weighted average number of common shares outstanding:
Basic	22,179	21,707	21,962	18,565	17,408	17,551	17,547
Diluted	23,019	22,088	22,304	18,932	17,408	17,551	17,547

	At March 31,		At September 30,
	2004	2003	2003	2002	2001	200	1999
(In thousands)
Balance Sheet Data:
Working capital	$19,499	$28,688	$24,781	$25,918	$25,178	$31,141	$31,938
Accounts receivable, net	28,664	30,221	35,745	32,113	27,888	19,821	27,100
Goodwill	202,730	170,585	183,703	123,514	105,542	86,470	98,546
Total assets	298,784	295,163	311,668	268,113	248,073	183,746	172,121
Total debt	138,409	162,835	165,378	148,530	180,781	93,483	55,755
Total shareholders' equity	88,342	64,605	75,163	53,943	36,354	63,031	91,274

(1)	Prior to 2001, we had been committed to implementing tax strategies that provided for the sale of appreciated assets, including a portion of our ownership interest in our U.K. subsidiaries, to generate sufficient taxable income to realize our U.S tax net operating losses prior to their expiration. While we believed that we would realize the value of our tax losses, developments in 2001, including the continued expansion of our U.K. operations, had increased the uncertainty as to both the execution of the original strategy and the appropriateness of a tax strategy that may not align with our current business strategy. These uncertainties impaired our ability to determine whether it was more likely than not that our deferred tax assets would be realized. Accordingly, in fiscal 2001, a full valuation allowance for all remaining U.S. deferred tax assets was provided.

(2)	Simultaneously with the execution of our Senior Credit Facility and Mezzanine Loan in December 1999, our subsidiary, Allied Healthcare (UK), issued promissory notes to certain investors. We granted the holders of these promissory notes significant veto and approval rights with respect to the operations of our U.K. subsidiaries and we entered into a voting trust agreement in which we agreed that we would be allowed to nominate only two of the five directors of another subsidiary, Allied Holdings, with one director being a designee of the holders of the promissory notes of Allied Healthcare (UK) and two directors being independent. Since holders of the promissory notes issued by Allied Holdings had significant veto and approval rights and since we no longer controlled a majority of the board of directors of Allied Holdings, we were no longer able to consolidate our U.K. subsidiaries into our financial statements even though we owned, directly or indirectly, 100% of the outstanding shares of their stock. Accordingly, we began accounting for the investment in our U.K. subsidiaries under the equity method, retroactive to October 1, 1999. During the second quarter of fiscal 2000, Allied Holdings amended its articles of association to provide that our designee to the board of directors had the right to resolve any tie votes of the board of directors and certain agreements relating to the promissory notes of Allied Healthcare (UK) were amended to limit the veto and approval rights of the holders thereof. These amendments enabled us to consolidate our U.K. subsidiaries as of January 1, 2000.

(3)	Reflects the accrual of dividends on our Series A preferred stock and accretion of costs related to the issuance of our Series A preferred stock in the Reorganization.

(4)	For the year ended September 30, 2002, we recorded a non-cash charge of $4.2 million for the issuance of shares of common stock to senior management (see "Management—Executive Compensation—The Bonus Share Issuance and Related Transactions") and $1.6 million related to the exchange of employees' redeemable shares in our U.K subsidiary for shares of our common stock, using the net exercise method, in the Reorganization. We also recorded a net charge of $0.7 million for the year ended September 30, 2002, which mainly related to the write-off of non-capitalized costs incurred in connection with evaluating options to maximize the value of our ownership interest in our U.K. operations.

(5)	Effective October 1, 2001, we adopted FAS No. 145 issued by FASB, which addressed gain or loss on the extinguishment of debt and sale-leaseback accounting for certain lease modifications and accordingly recorded a charge of $0.9 million in interest expense for the year ended September 30, 2002. We also reclassified $1.2 million to interest expense that had been recorded as an extraordinary item in fiscal 2000. Both charges relate to the write-off of deferred financing costs associated with the early extinguishment of debt.

(6)	In the Reorganization, accrued and unpaid interest owed to the holders of notes issued by one of our U.K. subsidiaries was satisfied by the issuance of shares of our common stock. We recorded a gain of $5.1 million for the year ended September 30, 2002 in connection with this transaction.

(7)	We recorded a charge for impairment of long-lived assets of $15.1 million in the year ended September 30, 2000. The charge related to the write-down of assets, mainly goodwill, to their fair value of $12.4 million for our U.S. mail-order operations and $2.7 million for Amcare Limited, a distributor of specialty pharmaceutical and medical supplies. We have since divested both our U.S. mail-order operations and Amcare Limited.

(8)	We recorded a $1.3 million restructuring charge related to exiting our U.S. mail-order operations in the year ended September 30, 2000.

(9)	We recorded a net charge of $5.1 million related to legal settlements in the year ended September 30, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements included in this prospectus and in conjunction with the description of our business included in this prospectus. It is intended to assist the reader in understanding and evaluating our financial position.

This discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainty. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed in this prospectus under "Forward-Looking Statements."

General

We are a leading provider of flexible, or temporary, healthcare staffing to the U.K. healthcare industry as measured by revenues, market share and number of staff. As of March 31, 2004, we operated an integrated network of 119 branches throughout most of the United Kingdom. Our healthcare staff consists principally of nurses, nurses aides and home health aides. We focus on placing our staff on a per diem basis in hospitals, nursing homes, care homes and private homes. We maintain a pool of over 30,000 nurses, nurses aides and home health aides, over 27,000 of whom we placed during the fiscal year ended September 30, 2003. Our healthcare staffing business accounted for 97.8% of our revenues from continuing operations during the fiscal year ended September 30, 2003. We also supply medical-grade oxygen for use in respiratory therapy to the U.K. pharmacy market and to private patients in Northern Ireland. Our medical-grade oxygen business accounted for approximately 2.2% of our revenues from continuing operations during the fiscal year ended September 30, 2003.

We were incorporated in New York in 1981. From 1981 through early 2003, we operated various healthcare-related businesses in the United Kingdom and the United States. We entered the U.K. staffing market in 1997, when we acquired Allied Healthcare (UK) Limited from its founders. Allied Healthcare (UK) Limited was founded in 1972 as a home nursing service. In December 1999, we completed the refinancing of our U.K. operations (the "Refinancing"), which consisted of entering into the Senior Credit Facility and the Mezzanine Loan. We used the funds provided to us in the Refinancing to repay existing indebtedness and to make acquisitions in the United Kingdom.

From 1997 through 2003, we took a variety of steps to realign our U.S. operations as a focused regional healthcare staffing provider by selling non-core assets and exiting businesses that were not deemed to have the potential to earn an adequate return over the long-term. On April 16, 2003, we disposed of the last of our active U.S. operations when we sold all of the issued and outstanding capital stock of The PromptCare Companies, Inc. and Steri-Pharm, Inc. for approximately $8.5 million in cash. These two subsidiaries constituted our U.S. home healthcare operations segment. Our U.S. home healthcare operations were concentrated in New York and New Jersey and supplied infusion therapy, respiratory therapy and home medical equipment. The sale of this non-core segment allows us to focus our business on providing staffing to the healthcare industry. In accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS No. 144"), issued by the FASB, we have accounted for our U.S. home healthcare operations as a discontinued operation. Our consolidated financial statements reflect the assets and liabilities of the discontinued operations as separate line items and the operations of our U.S. home healthcare operations for the current and prior periods are reported in discontinued operations on our statements of operations.

On July 25, 2002, we consummated the Reorganization. Pursuant to the Reorganization, equity investments in one subsidiary, Allied Healthcare Holdings Limited ("Allied Holdings"), and subordinated debt investments in a second subsidiary, Allied Healthcare Group Limited ("Allied Healthcare (UK)") were exchanged for shares of our common stock and shares of our new Series A preferred stock. The net effect of the Reorganization was that Allied Holdings became an indirect wholly-owned subsidiary of our company and the principal amount of the senior subordinated notes (the "Notes") issued by Allied Healthcare (UK) were exchanged for shares of our Series A preferred stock. In the Reorganization, we issued an aggregate of 2,358,930 shares of our common stock and 7,773,660 shares of our Series A preferred stock.

Pursuant to Conversion Agreements that we have entered into with all of the holders of our Series A preferred stock, such holders (who collectively own 7,773,660 shares of Series A preferred stock) have agreed to convert their shares into a like number of shares of common stock upon the consummation of this offering in return for the payment of accrued but unpaid dividends and a conversion fee of approximately $.26165 per share. We will pay the holders of our Series A preferred stock an aggregate of $            in respect of accrued and unpaid dividends on their shares of Series A preferred stock (assuming that this offering is consummated on              , 2004) and conversion fees in the aggregate amount of $2,033,999. The Conversion Agreements provide that if, at any time during the six-month period beginning on the date of this prospectus, the shares of our common stock trade at $11.32 for ten days during any period of thirty consecutive trading days (such tenth day being the "Threshold Date"), then the holders shall repay a portion of their conversion fee to us. The portion of the conversion fee to be repaid to us shall be equal to the product of the conversion fee and a fraction, the numerator of which shall be the number of days remaining in the six-month period after the Threshold Date and the denominator of which shall be 180.

Our revenue mix and payor mix is significantly influenced by the relative contribution of acquired businesses and their respective payor profiles. The following table shows the percentage of historical net revenues represented by each of our product lines:

	Year Ended September 30, 2003	Year Ended September 30, 2002	Year Ended September 30, 2001
Product Line:
Net patient services	97.8%	98.0%	94.7%
Net respiratory, medical equipment and supplies	2.2	2.0	5.3
Total revenues	100.0%	100.0%	100.0%

The following table shows the historical payor mix for our total revenues for the periods presented:

	Year Ended September 30, 2003	Year Ended September 30, 2002	Year Ended September 30, 2001
Payor:
U.K. NHS and other U.K. governmental payors	64.8%	67.8%	61.3%
Private payors	35.2	32.2	38.7
Total revenues	100.0%	100.0%	100.0%

The decrease in NHS and other U.K. governmental payors as a percentage of total revenues for the year ended September 30, 2003 as compared to 2002 was primarily due to a decrease in the bill rates per hour achieved in the NHS due to the introduction of the Framework Agreements, together with a migration of nursing placements into private nursing homes where higher margins were achieved. The increase in NHS and other U.K. governmental payors as a percentage of total revenues for the year ended September 30, 2002 as compared to 2001 was primarily due to our U.K. acquisitions, which generate the majority of their revenues from the NHS, and to organic growth in the core flexible staffing business. We believe that our payor mix in the future will be determined primarily by the payor profile of completed acquisitions and to a lesser extent, from shifts in existing business among payors.

Our gross margins are influenced by the revenue mix of our product lines and by changes in reimbursement rates. Subsequent acquisitions, when completed, will continue to impact the relative mix of revenues and overall gross margins.

At September 30, 2003, we had $185.7 million of intangible assets (primarily goodwill) on our balance sheet compared to $123.5 million at September 30, 2002. This represented 59.6% of total assets and 247.1% of total stockholders' equity at September 30, 2003, and 46.1% of total assets and 229.0% of total stockholders' equity at September 30, 2002. In accordance with the provisions of FAS No. 142, which we adopted effective October 1, 2001, all existing and newly acquired goodwill and intangible assets deemed to have indefinite lives are not subject to amortization. Amortization of other intangibles still subject to amortization was $0.2 million for the year ended September 30, 2003. Subsequent acquisitions, when completed, will continue to increase the amount of intangible assets on the balance sheet.

Critical Accounting Policies

Accounts Receivable

We are required to estimate the collectibility of our accounts receivables, which requires a considerable amount of judgment in assessing the ultimate realization of these receivables, including the current credit-worthiness of each customer. Significant changes in required reserves may occur in the future as we continue to expand our business and as conditions in the marketplace change.

Intangible Assets

We have significant amounts of goodwill. The determination of whether or not goodwill has become impaired involves a significant amount of judgment. Changes in strategy and/or market conditions could significantly impact these judgments and may require adjustments to recorded amounts of goodwill. We have recorded goodwill and intangibles resulting from our acquisitions through March 31, 2004. Prior to our adoption of FAS No. 142, "Goodwill and Other Intangible Assets," goodwill and other intangibles were amortized on a straight-line basis over their estimated useful lives of 3 to 40 years. Upon the adoption of FAS No. 142 on October 1, 2001, we ceased amortizing goodwill and other intangible assets with indefinite lives. In accordance with the transitional provision of FAS No. 142, previously recognized goodwill was tested for impairment. We have also completed the annual impairment test of goodwill during the fourth quarter of 2003 and 2002 and determined there was no impairment to our goodwill balance. A more frequent evaluation will be performed if indicators of impairment are present. The calculation of fair value used in these impairment tests included a number of estimates and assumptions, including future income and cash flow projections, the identification of appropriate market multiples and the choice of an appropriate discount rate. If we are required to record an impairment charge in the future, it could have an adverse impact on our consolidated financial position or results of operations.

Deferred Income Taxes

We account for deferred income taxes based upon differences between the financial reporting and income tax bases of our assets and liabilities. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. The determination of whether or not valuation allowances are required to be recorded involves significant estimates regarding the future profitability of our company, as well as potential tax strategies for the utilization of net loss and operating loss carryforwards.

Contingencies

Related to our acquisitions of certain flexible staffing agencies, we have entered into agreements to pay additional amounts, in cash and/or shares of our common stock, as contingent consideration dependent upon future earnings of such acquired entities. See Notes 4 and 12 of the Notes to Consolidated Financial Statements for the year ended September 30, 2003.

Also, we are involved in various legal proceedings and claims incidental to our normal business activities. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Revenue Recognition

Patient services and respiratory therapy revenues are recognized when services are performed and substantiated by proper documentation. For patient services, which are billed at fixed rates and account for 97.8% of our business, revenue is recognized upon completion of timesheets that also require the signature of the recipient of services. Revenues from the rental of home medical equipment (including respiratory equipment) are recognized over the rental period (typically on a month-to-month basis). Revenues from the sale of oxygen and supplies for use in respiratory therapy are recognized when products are shipped, a contractual arrangement exists, the sales price is either fixed or determinable and collection is reasonably assured.

We receive a majority of our revenue from the NHS and other U.K. governmental payors. Certain revenues are subject to review by third-party payors and adjustments, if any, are recorded when determined.

Purchase Accounting

We account for our acquisitions as purchase business combinations. At acquisition, preliminary values and useful lives are allocated based upon fair values that have been determined for assets acquired and liabilities assumed and management's best estimates for values that have not yet been finalized. We obtain a third-party valuation in order to complete our purchase price allocations. Accordingly, final asset and liability fair values as well as useful lives may differ from management's original estimates and could have an adverse impact on our consolidated financial position or results of operations.

Results of Operations

Six Months Ended March 31, 2004 vs. Six Months Ended March 31, 2003

Revenues

Total revenues for the six months ended March 31, 2004 and 2003 were $158.7 million and $139.7 million, respectively, an increase of $19.0 million or 13.6%. This increase was due to the favorable effects of changes in foreign exchange ($16.4 million), the growth of our staffing operations as a result of internal growth and acquisitions ($11.7 million) and internal growth in our respiratory, medical equipment and supplies operations ($0.3 million). This increase was partially offset by a decrease in revenues of $9.4 million due to recent changes to NHS quality standards, causing fewer of our workers to be available for placement with the NHS while the necessary training certificates, immunizations and criminal record checks required by these standards were obtained, and the expansion of the NHS Professionals to encompass more healthcare workers. There can be no assurance that the continued expansion of the NHS Professionals may not adversely affect our revenues in the future.

Gross Profit

Total gross profit increased by $6.3 million to $44.8 million for the six months ended March 31, 2004 from $38.5 million for the six months ended March 31, 2003. The favorable effects of changes in foreign exchange accounted for $4.6 million of the increase. As a percentage of total revenue, gross profit for the six months ended March 31, 2004 increased to 28.3% from 27.6% for the comparable prior period. Gross margins for patient services were relatively consistent (27.9% for the six months ended March 31, 2004 versus 27.3% for the comparable prior period). Gross margins in the respiratory, medical equipment and supplies sales increased (42.5% for the six months ended

March 31, 2004 versus 40.0% for the comparable prior period) mainly due to an increased focus on sales of portable oxygen therapy equipment and a steady increase in the number of patients in Northern Ireland, while keeping costs static.

Selling, General and Administrative Expenses

Total selling, general and administrative expenses for the six months ended March 31, 2004 and 2003 were $32.6 million and $24.4 million, respectively, an increase of $8.2 million or 33.6%. Changes in foreign exchange accounted for $3.1 million of this increase. The remaining increase was mainly a result of higher levels of overhead costs due principally to increased expenditures on quality assurance audit programs to ensure compliance with recently introduced changes to legislation ($1.0 million), internal growth and acquisitions ($1.1 million), compensation payments to key executives to complete the reimbursement of tax liabilities and to resolve other consequences incurred by them in connection with the fiscal 2002 Reorganization ($0.9 million) and fees associated with migrating the trading of our shares of common stock from the American Stock Exchange to the Nasdaq National Market ($0.1 million). We do not anticipate incurring further compensation expense related to the Reorganization.

Interest Income

Total interest income for the six months ended March 31, 2004 was $0.4 million compared to $1.1 million for the six months ended March 31, 2003, which represents a decrease of $0.7 million. This decrease was principally attributable to lower levels of funds invested and was partially offset by favorable effects of changes in foreign exchange.

Interest Expense

Total interest expense for the six months ended March 31, 2004 was $5.6 million compared to $7.6 million for the six months ended March 31, 2003, which represents a decrease of $2.0 million. Excluding the $0.6 million increase due to the effect of foreign exchange, the actual decrease in interest expense was $2.6 million. This decrease was principally attributable to the recording of a $0.6 million benefit related to the change in the fair value of our company's interest rate cap and floor collar agreement, reduced bank debt in the six months ended March 31, 2004 and the write-off of debt discount of $0.6 million associated with the repayment of loan notes in the six months ended March 31, 2003.

Provision for Income Taxes

We recorded a provision for income taxes amounting to $2.6 million or 37.4% of income before income taxes for the six months ended March 31, 2004 compared to a provision of $1.9 million or 24.7% of income before income taxes and discontinued operations for the six months ended March 31, 2003. Included in the tax provision for the six months ended March 31, 2003 is a benefit related to the reversal of an estimated income tax liability ($1.9 million) for a business that was previously discontinued and no longer had any tax liabilities. Excluding this benefit, the provision for income taxes would have been $3.8 million or 49.4% of income before income taxes and discontinued operations for the six months ended March 31, 2003. The difference in the effective tax rate from the period ended March 31, 2003 to the period ended March 31, 2004 is mainly due to the ratio of U.S. pre-tax losses to consolidated pre-tax income as our company does not provide a tax benefit for U.S. pre-tax losses as it is more likely than not that we will not utilize our net operating losses in the United States and permanent differences in the United Kingdom.

Income from Discontinued Operations

Discontinued operations resulted in income of $0.1 million for the six months ended March 31, 2003. The following table presents the financial results of the discontinued operations for the six months ended March 31, 2003 (dollars in thousands):

Revenues:
Net infusion services	$6,289
Net respiratory, medical equipment and supplies	2,358
Total revenues	8,647
Cost of revenues:
Infusion services	4,804
Respiratory, medical equipment and supplies	1,327
6,131
Selling, general and administrative expenses	2,394
Income from discontinued operations	$122
Diluted income per share from discontinued operations	$—

Net Income

As a result of the foregoing, we recorded net income of $4.4 million for the six months ended March 31, 2004 compared to net income of $5.8 million for the six months ended March 31, 2003.

Series A Preferred Stock

For the six months ended March 31, 2004, we accrued $1.9 million of dividends for the Series A preferred stock issued in connection with the Reorganization and accreted $0.2 million of costs related to the issuance of our Series A preferred stock. For the six months ended March 31, 2003, we accrued $1.7 million of dividends for the Series A preferred stock issued in connection with the Reorganization and accreted $0.3 million of costs related to the issuance of our Series A preferred stock.

Year Ended September 30, 2003 vs. Year Ended September 30, 2002

Revenues

Total revenues for the year ended September 30, 2003 were $294.4 million compared to $242.8 million for the year ended September 30, 2002, an increase of $51.6 million or 21.2%. This increase relates primarily to the growth of our flexible staffing operations as a result of internal growth ($11.0 million) and acquisitions ($15.6 million) as well as internal growth in our respiratory, medical equipment and supplies operations ($1.0 million). An increase of $24.0 million was due to the favorable effects of changes in foreign exchange.

Gross Profit

Total gross profit increased by $15.2 million to $81.3 million for the year ended September 30, 2003 from $66.1 million for the year ended September 30, 2002, an increase of 23.1%. The favorable effects of changes in foreign exchange accounted for $6.6 million of the increase. As a percentage of total revenue, gross profit for the year ended September 30, 2003 increased to 27.6% from 27.2% for the comparable prior period. Gross margins for patient services increased (27.3% for the year ended September 30, 2003 versus 26.9% for the comparable prior period). Gross margins in the respiratory, medical equipment and supplies sales increased (43.4% for the year ended September 30, 2003 versus 41.7% for the comparable prior period) mainly due to an increased focus on sales of portable oxygen therapy equipment and a steady increase in the number of patients in Northern Ireland, while keeping costs static.

Selling, General and Administrative Expenses

Total selling, general and administrative expenses increased by $4.8 million to $53.6 million for the year ended September 30, 2003 from $48.8 million for the year ended September 30, 2002, an increase of 9.8%. The increase was mainly a result of higher level of overhead costs in our operations due principally to acquisitions and internal growth ($8.3 million), higher level of overhead costs in the U.S. corporate office as well as charges associated with the exercise of employee stock options ($1.3 million), and changes in foreign exchange ($4.0 million). This increase was partially offset by the effects of recording, for the year ended September 30, 2002, a non-cash charge of $5.8 million representing $4.2 million for the issuance of shares of our common stock to senior management and $1.6 million related to the exchange of employees' redeemable shares (options) in Allied Holdings for shares of our common stock, using the net exercise method in the Reorganization, a $2.3 million charge representing certain tax equalization bonuses paid to senior management for the reimbursement of income taxes incurred as a result of share issuances and a net charge of $0.7 million principally reflecting the write-off of non-capitalized costs incurred in connection with evaluating options to maximize the value of our ownership interest in our operations.

Interest Income

Total interest income for the year ended September 30, 2003 was $2.0 million compared to $3.0 million for the year ended September 30, 2002, which represents a decrease of $1.0 million. The decrease was attributable to a lower level of funds invested as well as decreases in interest rates and was partially offset by favorable effects of changes in foreign exchange ($0.2 million).

Interest Expense

Total interest expense for the year ended September 30, 2003 was $13.3 million compared to $16.5 million for the year ended September 30, 2002, which represents a decrease of $3.2 million. Excluding the $1.1 million increase due to the effect of foreign exchange, the actual decrease in interest expense was $4.3 million. The decrease was principally attributable to the exchange of accrued and unpaid interest on the Notes of Allied Healthcare (UK) for shares of our common stock as part of the Reorganization ($2.6 million). The decrease was also attributable to reduced bank debt as well as a reduction in interest rates. The decrease was partially offset by the recording of a $0.2 million charge related to a change in the fair value of our interest rate cap and floor collar agreement.

Gain on Settlement of Paid in Kind Interest

We recognized a gain of $5.1 million for the year ended September 30, 2002 on the settlement of accrued and unpaid interest owed to the holders of the Notes of Allied Healthcare (UK) in exchange for new shares of our common stock.

Provision for Income Taxes

We recorded a provision for income taxes amounting to $4.9 million or 30.0% of income before income taxes and discontinued operations for the year ended September 30, 2003 versus a provision of $5.0 million, or 56.0% of income before income taxes, minority interest and discontinued operations for the year ended September 30, 2002. Included in the tax provision for the year ended September 30, 2003 is a benefit related to the reversal of an estimated income tax liability ($1.9 million) for a business that was previously discontinued and no longer has any tax liabilities. Excluding this benefit, the provision for income taxes would have been $6.8 million, or 41.4% of income before income taxes and discontinued operations for the year ended September 30, 2003. The difference between the 41.4% effective tax rate for the year ended September 30, 2003 and the statutory tax rate is primarily due to our recording of an additional valuation allowance for the tax benefit associated with the current year's U.S. operating loss.

Minority Interest

We reported a charge for minority interest of $0.1 million in the year ended September 30, 2002. The minority interest represented the 1,050,000 shares of class A1 common stock of Allied Holdings issued as part of the consideration in our acquisition of Nightingale Nursing Bureau Limited. In the Reorganization, we acquired these shares and the U.K. operations became wholly owned by our company.

Discontinued Operations and Gain on Sale of Subsidiaries

Discontinued operations resulted in income of $0.5 million for the year ended September 30, 2003 compared to income of $1.0 million for the year ended September 30, 2002. On April 16, 2003, we sold all of the issued and outstanding capital stock of two of our subsidiaries for approximately $8.5 million in cash. Our home healthcare operations, which comprised our U.S. operations, were concentrated in New York and New Jersey, and supplied infusion therapy, respiratory therapy and home medical equipment. In accordance with the provisions of FAS No. 144, we have accounted for our U.S. home healthcare operations as a discontinued operation. The following table presents the financial results of the discontinued operations (dollars in thousands):

	Year Ended September 30,
	2003	2002
Revenues:
Net infusion services	$6,685	$12,373
Net respiratory, medical equipment and supplies	2,479	4,697
Total revenues	9,164	17,070
Cost of revenues:
Infusion services	5,159	9,068
Respiratory, medical equipment and supplies	1,438	2,292
Total cost of revenues	6,597	11,360
Selling, general and administrative expenses	2,583	4,709
Gain on sale of subsidiaries	(1,294)	—
Tax on gain on sale of subsidiaries	775	—
Income from discontinued operations	$503	$1,001
Diluted income per share from discontinued operations	$0.02	$0.05

Net Income

As a result of the foregoing, we recorded net income of $12.0 million for the year ended September 30, 2003 compared to net income of $4.8 million for the year ended September 30, 2002.

Series A Preferred Stock

For the year ended September 30, 2003, we accrued $3.5 million of dividends for the Series A preferred stock issued in connection with the Reorganization and accreted $0.5 million of costs related to the issuance of our Series A preferred stock. For the year ended September 30, 2002, we accrued $1.0 million of dividends for the Series A preferred stock issued in connection with the Reorganization and accreted $0.1 million of costs related to the issuance of our Series A preferred stock.

Year Ended September 30, 2002 vs. Year Ended September 30, 2001

Revenues

Total revenues for the year ended September 30, 2002 were $242.8 million compared to $138.0 million for the year ended September 30, 2001, an increase of $104.8 million or 75.9% (72.4% excluding the favorable effects of changes in foreign exchange). This increase relates primarily to the growth of our flexible staffing operations as a result of acquisitions, principally Staffing Enterprise

Limited and Staffing (PSV) Limited (collectively "Staffing Enterprise") ($63.0 million), Crystalglen Limited (operating under the trade name "Nurses Direct") ($13.1 million) and Balfor Medical Limited ($5.6 million), with the remaining increase ($23.1 million) principally reflecting organic growth in staffing operations.

Gross Profit

Total gross profit increased by $23.6 million to $66.1 million for the year ended September 30, 2002 from $42.5 million for the year ended September 30, 2001, an increase of 55.5% (52.4% excluding the favorable effects of changes in foreign exchange). As a percentage of total revenue, gross profit for the year ended September 30, 2002 decreased to 27.2% from 30.8% for the comparable prior period. Gross margins for patient services decreased (26.9% for the year ended September 30, 2002 versus 30.7% for the comparable prior period) principally due to an increase in the percentage of revenues derived from the staffing of nurses, which have lower margins than the historical home health aide business. In addition, U.K. regulatory changes, which extend the entitlement of holiday pay to temporary workers, served to reduce gross margins in the year ended September 30, 2002. Gross margins in the respiratory, medical equipment and supplies sales increased (41.7% for the year ended September 30, 2002 versus 32.6% for the comparable prior period) mainly due to the sales mix.

Selling, General and Administrative Expenses

Total selling, general and administrative expenses increased by $12.5 million to $48.9 million for the year ended September 30, 2002 from $36.4 million for the year ended September 30, 2001, an increase of 34.2% (32.1% excluding the favorable effects of changes in foreign exchange). The increase reflects (i) $2.3 million representing certain tax equalization bonuses paid to senior management for the reimbursement of income taxes incurred as a result of share issuances, (ii) a non-cash charge of $5.8 million, representing $4.2 million for the issuance of shares of our common stock to senior management and $1.6 million related to the exchange of employees' redeemable shares (options) in Allied Holdings for shares of our common stock, using the net exercise method in the Reorganization, (iii) a net charge of $0.7 million, principally reflecting the write-off of non-capitalized costs incurred in connection with evaluating options to maximize the value of our ownership interest in our operations, and (iv) the higher level of overhead costs in our operations due principally to acquisitions and internal growth. This increase was partially offset by the application of FAS No. 142, whereby goodwill is no longer being amortized ($3.7 million), effective October 1, 2001. In addition, we incurred $3.9 million of expenses in fiscal 2001 related to exiting our U.S. mail-order operations.

Losses due to Sale of Subsidiary

For the year ended September 30, 2001, we recorded losses of $0.4 million due to the sale of Amcare Limited, a U.K. subsidiary, as a result of the completion of the transaction.

Interest Income

Total interest income for the year ended September 30, 2002 was $3.0 million compared to $1.6 million for the year ended September 30, 2001. The increase was attributable to a higher level of funds invested.

Interest Expense

Total interest expense for the year ended September 30, 2002 was $16.5 million compared to $10.0 million for the year ended September 30, 2001. The increase was primarily attributable to a higher level of average borrowings outstanding, as well as the write-off of $0.9 million of deferred financing fees, per FAS No. 145, related to certain costs associated with our 1999 financing of our operations.

Gain on Settlement of Paid in Kind Interest

We recognized a gain of $5.1 million for the year ended September 30, 2002 on the settlement of accrued and unpaid interest owed to the holders of the Notes of Allied Healthcare (UK) in exchange for new shares of our common stock.

Provision for Income Taxes

We recorded a provision for income taxes amounting to $5.0 million or 56.0% of income before income taxes and minority interest for the year ended September 30, 2002 versus a provision of $24.1 million for the year ended September 30, 2001. The difference between the 55.6% effective tax rate for the year ended September 30, 2002 and the statutory tax rate is due to our recording of an additional valuation allowance for the tax benefit associated with the fiscal 2002 U.S. operating loss.

We had been previously committed to implementing tax strategies that provided for the sale of appreciated assets, including a portion of our ownership interest in our U.K. subsidiary, to generate sufficient taxable income to realize the tax net operating losses prior to their expiration. While we believed that we would eventually realize the value of our tax losses, developments in 2001, including the continued expansion of our U.K. operations, had increased the uncertainty as to both the execution of the original strategy and the appropriateness of a tax strategy that may not align with our current business strategy. These uncertainties have impaired our ability to determine whether it is more likely than not that our deferred tax assets will be realized. Accordingly, in the fourth quarter of fiscal 2001, a full valuation allowance for all remaining deferred tax assets was provided.

Minority Interest

We reported a charge for minority interest of $0.1 million in the year ended September 30, 2002 compared to a charge of $22,000 in the year ended September 30, 2001. The minority interest represented the 1,050,000 shares of class A1 common stock of Allied Holdings issued as part of the consideration in our acquisition of Nightingale Nursing Bureau Limited. In the Reorganization we acquired these shares and the operations became wholly owned by our company.

Discontinued Operations

Discontinued operations resulted in income of $1.0 million for the year ended September 30, 2002 compared to income of $0.6 million for the year ended September 30, 2001. The following table presents the financial results of the discontinued operations (dollars in thousands):

	Year Ended September 30,
	2002	2001
Revenues:
Net infusion services	$12,373	$12,505
Net respiratory, medical equipment and supplies	4,697	4,087
Total revenues	17,070	16,592
Cost of revenues:
Infusion services	9,068	8,959
Respiratory, medical equipment and supplies	2,292	2,146
Total cost of revenues	11,360	11,105
Selling, general and administrative expenses	4,709	4,867
Income from discontinued operations	$1,001	$620
Diluted income per share from discontinued operations	$0.05	$0.04

Net Income

As a result of the foregoing, we recorded net income of $4.8 million for the year ended September 30, 2002 compared to a loss of $26.6 million for the year ended September 30, 2001.

Series A Preferred Stock

We accrued $0.9 million of dividends in the year ended September 30, 2002 for the Series A preferred stock issued in connection with the Reorganization and accreted $0.1 million of costs related to the issuance of our Series A preferred stock.

Liquidity and Capital Resources

General

For the six months ended March 31, 2004, we generated $15.3 million of cash from operating activities. Cash requirements for the six months ended March 31, 2004 for capital expenditures ($4.9 million), payments for acquisitions ($2.1 million), payments on notes payable ($38.3 million) and payments on long-term debt ($3.7 million), were met through operating cash flows, restricted cash and cash on hand.

For our fiscal year ended September 30, 2003, we generated $15.1 million of cash from operating activities. Cash requirements for our fiscal year ended September 30, 2003 for capital expenditures ($4.0 million), payments on acquisitions payable ($7.0 million), payments for acquisitions ($9.5 million), payment on notes payable ($19.4 million) and payments on long-term debt ($6.7 million) were met through operating cash flows, proceeds from the sale of discontinued operations ($8.2 million), restricted cash and cash on hand.

In January 2001, we initiated a stock repurchase program, whereby we may purchase up to approximately $1.0 million of our outstanding shares of common stock in open-market transactions or in privately-negotiated transactions. In May 2003, we initiated a second stock repurchase program, pursuant to which we may purchase up to an additional $3.0 million of our outstanding shares of common stock in open-market transactions or in privately-negotiated transactions. As of March 31, 2004, we had acquired 407,700 shares of our common stock for an aggregate purchase price of $1.3 million pursuant to our stock repurchase programs, which are reflected as treasury stock in the condensed consolidated balance sheet at March 31, 2004.

On December 2, 2003, Mr. Aitken and Ms. Eames repaid in full the principal and accrued interest on the promissory notes issued by them to us in connection with the Reorganization in fiscal 2002. The principal and accrued interest repaid aggregated $0.6 million and $0.4 million, respectively. The loans were repaid by delivery to us of 103,596 and 73,459 shares of our common stock held by Mr. Aitken and Ms. Eames, respectively, valued at $5.70 per share, the closing price on the day prior to the repayment date. The shares delivered by Mr. Aitken and Ms. Eames are held by us as treasury shares. We also agreed to reimburse Mr. Aitken and Ms. Eames for the taxes incurred by them on the disposition of the shares to us, which were less than $0.2 million in the aggregate.

We believe our existing capital resources and those generated from operating activities and available under existing borrowing arrangements will be adequate to conduct our operations for the next twelve months.

Restricted Cash

Restricted cash represents proceeds limited to future acquisitions, that is, amounts advanced to us under our Senior Credit Facility that may be used by us only to fund acquisitions permitted thereunder, including paying additional contingent consideration.

The current portion of restricted cash represents the amount on deposit, as required by terms of the Senior Credit Facility, for the sole purpose of repaying the notes payable issued in connection with the acquisitions of certain U.K. flexible staffing agencies. In general, we may not repay these notes on or before three years after the date of issuance; however, such notes may be redeemed by the holders on any interest payment due date falling not less than one year from the date such notes were originally issued upon giving not less than sixty days written notice. Any amounts that may be redeemed upon not less than sixty days' written notice are included in the current portion of restricted cash.

Accounts Receivable

We maintain a cash management program that focuses on the reimbursement function, as growth in accounts receivable has been the main operating use of cash historically. At March 31, 2004 and

September 30, 2003, $28.7 million (9.6%) and $35.7 million (11.5%), respectively, of our total assets consisted of accounts receivable. The decrease in the accounts receivable from fiscal year end is mainly due to timing of cash collections and to improvements in credit controls to ensure cash collections on a timely basis.

Our goal is to maintain accounts receivable levels equal to or less than industry average, which would tend to mitigate the risk of negative cash flows from operations by reducing the required investment in accounts receivable and thereby increasing cash flows from operations. Days sales outstanding ("DSOs") is a measure of the average number of days we take to collect our accounts receivable, calculated from the date services are rendered. At March 31, 2004 and September 30, 2003, our average DSOs were 32 and 41, respectively.

Borrowings

General

On December 17, 1999, as amended on September 21, 2001, our U.K. subsidiary, Allied Holdings, and its subsidiary obtained financing denominated in pounds sterling, which aggregates to $195.5 million at March 31, 2004. The financing consists of a $174.4 million Senior Credit Facility and a $21.1 million Mezzanine Loan.

In order to implement the Recapitalization Plan, we intend to use approximately $            of the net proceeds of this offering to repay a portion of such indebtedness, seek a new senior secured credit facility in the amount of approximately $            with less restrictive covenants (the proceeds of which will be used, among other things, to repay the remainder of such indebtedness), and pay $            (consisting of $            for the payment of accrued dividends (assuming that this offering is consummated on                  , 2004) and $0.26165 per share, or $2,033,999 in the aggregate, as a conversion fee) to the holders of our Series A preferred stock in connection with the conversion of all outstanding shares of our Series A preferred stock into shares of our common stock. This offering is not conditioned upon our obtaining a new senior secured credit facility. Although we believe that we should be able to obtain a new credit facility in an amount and upon terms satisfactory to us, there can be no assurance that we will be able to do so or what the timing will be.

Senior Credit Facility

The Senior Credit Facility consists of the following:

•	$51.2 million term loan A, maturing December 17, 2005;

•	$22.8 million acquisition term loan B, maturing December 17, 2006, which may be drawn upon through September 30, 2004;

•	$91.3 million term loan C, maturing June 30, 2007; and

•	$9.1 million revolving facility, maturing December 17, 2005.

Repayment of the loans under the Senior Credit Facility commenced on July 30, 2000 and continues until final maturity. The loans bear interest at rates equal to LIBOR plus 2.00% to 3.50% per annum. As of March 31, 2004, we had outstanding borrowings of $116.9 million under the Senior Credit Facility that bore interest at rates ranging from 6.13% to 7.63%.

Subject to certain exceptions, the Senior Credit Facility prohibits or restricts the following:

•	the incurrence of liens;

•	the incurrence of additional indebtedness;

•	certain fundamental corporate changes;

•	dividends (including distributions to us);

•	the making of specified investments; and

•	certain transactions with affiliates.

In addition, the Senior Credit Facility contains affirmative and negative financial covenants customarily found in agreements of this kind, including the maintenance of certain financial ratios, such as senior interest coverage, debt to earnings before interest, taxes, depreciation and amortization, fixed charge coverage and minimum net worth. As of March 31, 2004, we were in compliance with such covenants.

The loans under the Senior Credit Facility are collateralized by, among other things, a lien on substantially all of Allied Holdings' and its subsidiaries' assets, a pledge of Allied Holdings' ownership interest in its subsidiaries and guarantees by Allied Holdings' subsidiaries.

Mezzanine Loan

The Mezzanine Loan is a term loan maturing December 17, 2007 and bears interest at the rate of LIBOR plus 7% per annum, where LIBOR plus 3.5% will be payable in cash, with the remaining interest being added to the principal amount of the loan. The Mezzanine Loan contains other terms and conditions substantially similar to those contained in the Senior Credit Facility. As of March 31, 2004, we had outstanding borrowings under the Mezzanine Loan of $19.7 million, which bore interest at a rate of 11.2%.

Notes with Warrants

In connection with the Reorganization, the notes with warrants issued by one of our U.K. subsidiaries were settled by the issuance of 890,000 shares of our common stock in the first quarter of fiscal 2003.

Notes Due in Connection with Acquisitions

At March 31, 2004, we had one remaining note payable that is secured by the lender under our Senior Credit Facility that requires us to keep an amount on deposit for the sole purpose of repaying the note payable. We may not redeem the note on or before three years after the date of issuance, September 27, 2004. However, such note may be redeemed by the holder on any interest payment due date falling not less than one year from the date such note was originally issued upon giving not less than sixty days written notice.

At March 31, 2004, the note payable of $1.8 million, bearing interest at a rate of 5.25%, and the related cash restricted to the payment of such note are classified as current in our quarterly Condensed Consolidated Balance Sheet.

During the quarter ended December 31, 2003, we repaid, through our U.K. subsidiary, notes payable of $38.3 million issued in connection with the acquisitions of certain flexible staffing agencies. Of this amount, $34.0 million was issued during the quarter ended December 31, 2002.

In fiscal 2003 we repaid, through Allied Holdings, notes payable in the principal amount of $19.4 million issued in connection with the acquisition of certain flexible staffing agencies and wrote-off $0.6 million of related discount. In fiscal 2003, we also issued notes, in the aggregate principal amount of $36.0 million, to satisfy our obligations to pay additional consideration to the sellers of businesses that we had acquired; the amount of each note depended on the earnings of the acquired business after our acquisition of it. The notes payable are secured by the lender under our Senior Credit Facility. Our Senior Credit Facility requires us to keep an amount on deposit for the sole purpose of repaying the notes payable. These notes bear interest at rates ranging from 2.65% to 5.25%. In general, we may not repay the notes on or before three years after the date of issuance; however, such notes may be redeemed by the holders within one year from the first interest payment due date upon giving not less than sixty days written notice. We had outstanding notes payable in connection with acquisitions of $37.7 million and related cash restricted to the payment of such notes classified as current in the balance sheet included in our Consolidated Financial Statements for the year ended September 30, 2003.

Guarantees

Our U.K. subsidiaries guarantee the debt and other obligations of certain wholly-owned U.K. subsidiaries under the Senior Credit Facility, the Mezzanine Loan and various notes issued in connection with the acquisition of certain flexible staffing agencies. At March 31, 2004 and September 30, 2003, the amounts guaranteed, which approximates the amounts outstanding, totaled approximately $139.8 million and $166.8 million, respectively.

Derivative Instrument

On March 20, 2003, upon the expiration of our prior Rate Cap and Floor Collar Agreement, we entered into a Rate Cap and Floor Collar Agreement that caps our interest rate at LIBOR of 5.50% and sets a floor on our interest rate at LIBOR of 4.47%, subject to special provisions, on approximately $91.3 million of our floating rate debt under a contract that expires March 20, 2008. In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("FAS No. 133"), issued by the FASB, as amended by Statement of Financial Accounting Standards No. 138 and related implementation guidance, we have calculated the fair value of the interest cap and floor derivative to be an asset of $0.4 million at March 31, 2004. In addition, changes in the value from period to period of the interest cap and floor derivative are recorded as an adjustment to interest expense.

Series A Preferred Stock

See "Description of Securities" for a description of our Series A preferred stock.

The following table presents the changes in the carrying amount of the Series A preferred stock for the six months ended March 31, 2004 and 2003 (dollars in thousands):

	Six months ended March 31,
	2004	2003
Balance at October 1, 2003 and 2002, respectively	$33,151	$32,254
Accretion of issuance costs	239	246
Foreign exchange effect	—	415
Balance at March 31, 2004 and 2003, respectively	$33,390	$32,915

Commitments

Acquisition Agreements

Related to our acquisitions of certain flexible staffing agencies, we have entered into agreements to pay additional amounts, payable in cash and/or shares of our common stock, of up to $12.9 million, at March 31, 2004, in contingent consideration dependent upon future earnings of such acquired entities.

Employment Agreements

We have three employment agreements with our executive officers (our executive chairman, our chief executive officer and our chief financial officer) that provide for minimum aggregate annual compensation of $0.9 million in fiscal 2004. Our employment agreements with each of our executive chairman and our chief executive officer contain, among other things, confidentiality and termination provisions and also provide that in the event of the termination of the executive following a "change of control" of our company (as defined in such agreements), or a significant change in his or her responsibilities, such person will be entitled to receive a cash payment of up to 2.9 times his or her average annual base salary during the preceding 12 months. Each employment agreement with our executive chairman and chief executive officer expires on September 24, 2004; however, each employment agreement shall be automatically renewed on such date, and on each anniversary of such date, for an additional period of one-year, unless our company or the executive gives notice to the other of its intent to terminate the employment agreement within 90 days of the then applicable termination date. Our executive chairman and our chief executive officer have agreed not to compete with us for a period of twelve months following termination of employment without our prior written consent. Further, the employment arrangement with our executive chairman provides that in the event of a change in control of our company during fiscal 2004, his salary would be reinstated to the amount in effect immediately prior to his resignation, in January 2004, as chief executive officer. If such an event were to occur, the minimum aggregate annual compensation would increase to $1.2 million for these three executives.

Our employment agreement with our chief financial officer is terminable by either party on six months' notice and provides that such officer will not compete against us for a period of twelve months following his termination of employment.

Operating Leases

We have entered into various operating lease agreements for office space and equipment. Certain of these leases provide for renewal options.

Contractual Cash Obligations

As described under "Borrowings," "Commitments—Acquisition Agreements," and "Commitments—Operating Leases" above, the following table summarizes our contractual cash obligations as of March 31, 2004 (dollars in thousands):

Fiscal	Total Debt Obligations	Total Lease Obligations	Total Other Obligations	Total Obligations
2004	$7,856	$1,032	$3,926	$12,8143
2005	12,783	1,565	10,328	24,676
2006	33,785	1,429	1,482	36,696
2007	63,917	1,288	—	65,205
2008	20,068	896	—	20,964
Thereafter	—	2,635	—	2,635
	$138,409	$8,845	$15,736	$162,990

Lease obligations reflect future minimum rental commitments required under operating leases that have non-cancelable lease terms at March 31, 2004. Other obligations reflect contingent consideration related to our acquisitions of certain flexible staffing agencies and third-party fees for the implementation of financial software.

Miscellaneous

Acquisitions

On April 8, 2004, we completed our acquisition of certain assets of the business of Kingston Care & Yorkshire Care, a supplier of home healthcare aides to social service providers in the Yorkshire area of the United Kingdom. The consideration included an initial payment of $1.2 million in cash and additional contingent cash consideration of up to a further $2.0 million dependent upon future earnings of the acquired entity over the next 12 months.

On December 24, 2003, we completed our acquisition of Primary Care Agency Limited, a supplier of nursing staff and home health aides to NHS hospitals and nursing homes and staff for a learning disabilities trust for supported living in the Norwich area of Norfolk in the U.K. The consideration included payments of $2.5 million in cash and additional contingent consideration of $1.5 million dependent upon future earnings of the acquired entity.

On July 8, 2003, we completed our acquisition of Cynon Health Agency, a supplier of flexible healthcare staffing primarily to hospitals, nursing homes and prisons in the United Kingdom. The consideration included a payment of $1.2 million in cash and additional contingent cash consideration of $1.8 million dependent upon future earnings of the acquired entity.

On June 27, 2003, we completed our acquisition of Carewise Nursing Agency, which specializes in supplying critical care nurses to intensive care units across NHS hospitals in the United Kingdom. The consideration included a payment of $0.1 million in cash and additional contingent cash consideration of $1.6 million dependent upon future earnings of the acquired entity.

On April 11, 2003, we completed our acquisition of First Force Medical Recruitments Limited, a supplier of flexible healthcare staffing primarily to military and NHS hospitals in the United Kingdom. The consideration included a payment of $0.8 million in cash and additional contingent cash consideration of $2.1 million dependent upon future earnings of the acquired entity.

On March 17, 2003, we completed our acquisitions of Ablecare Oxfordshire and Ablecare Northamptonshire, both suppliers of flexible healthcare staffing primarily to local governmental social service departments in the United Kingdom. The consideration included a payment of $0.8 million in cash and additional contingent cash consideration dependent upon future earnings of the acquired entities. In August 2003, contingent cash consideration of $0.6 million was earned and paid. No additional consideration is required in connection with this acquisition.

On January 13, 2003, we completed our acquisition of Yorkshire Careline, a supplier of nurses and home health aides to local governmental social service departments in the United Kingdom. The consideration included a payment of $1.0 million in cash and additional contingent cash consideration of $0.6 million dependent upon future earnings of the acquired entity. Such contingent consideration was earned and paid in August 2003. No additional consideration is required in connection with this acquisition.

On November 28, 2002, we completed our acquisition of Medic-One Group Limited, a supplier of temporary staffing to NHS hospitals and private hospitals in the United Kingdom. The consideration included $4.6 million in cash, and the issuance of 669,738 shares of our common stock and up to approximately $14.3 million of additional contingent consideration based on future earnings. At March 31, 2004, our company is only obligated to issue additional contingent consideration of up to approximately $8.9 million dependent upon future earnings of the acquired entity as $6.1 million of the previous contingent consideration was unearned and will not be required to be paid. The additional contingent consideration, if any, will be satisfied by a combination of cash and shares of our company's stock.

On November 18, 2002, we completed our acquisition of Dalesway Nursing Services, a supplier of temporary staffing to NHS hospitals, local governmental social service departments and private patients in the United Kingdom. The consideration paid was $0.3 million in cash.

During fiscal 2002 we acquired, through Allied Holdings, a total of six flexible staffing agencies for approximately $2.2 million in cash. The transactions included provisions to pay additional amounts, payable in cash, of up to $5.6 million in contingent consideration dependent upon future earnings of the acquired entities. Of the $5.6 million in contingent consideration, $4.5 million was earned and paid in fiscal 2003. The remaining amount of contingent consideration of $1.2 million was unearned and will not be required to be paid.

On September 27, 2001, we acquired, through Allied Holdings, all of the issued and outstanding shares of Staffing Enterprise, a London-based provider of flexible staffing of specialist nurses and other healthcare staff to London-based NHS hospitals and independent hospitals. The consideration included $7.1 million in cash, $14.8 million in demand notes plus an additional sum of up to approximately $30.8 million in contingent consideration dependent upon pre-tax profits for our fiscal year ended September 30, 2002. We satisfied our obligation to pay this contingent consideration by the issuance of notes payable in the first quarter of 2003.

In addition to the acquisition of Staffing Enterprise, during fiscal 2001 we acquired, through Allied Holdings, a total of eleven other flexible staffing agencies for approximately $9.1 million in cash and the issuance of $5.7 million in demand notes. The transactions include provisions to pay additional amounts, payable in cash, of up to $13.0 million in contingent consideration dependent upon future earnings of the acquired entities. Of the $13.0 million in contingent consideration, $6.6 million was earned and paid in fiscal 2002 and 2003. The remaining amount of contingent consideration of $6.4 million was unearned and will not be required to be paid.

Dispositions

Disposition of U.S. Home Healthcare Operations

On April 16, 2003, we disposed of the last of our active U.S. operations when we sold all of the issued and outstanding capital stock of The PromptCare Companies, Inc. and Steri-Pharm, Inc., for approximately $8.5 million in cash. These two subsidiaries constituted our U.S. home healthcare operations segment. Our U.S. home healthcare operations were concentrated in New York and New Jersey and supplied infusion therapy, respiratory therapy and home medical equipment. In accordance with the provisions of FAS No. 144, we have accounted for our home healthcare operations as a discontinued operation. Our consolidated financial statements reflect the assets and liabilities of the discontinued operations as separate line items and the operations of our home healthcare operations for the current and prior periods are reported in discontinued operations on our statements of operations.

Disposition of Amcare

On November 22, 2000, we sold, through Allied Holdings, Amcare Limited for approximately $13.8 million in cash. In the fourth quarter of fiscal 2000, we recorded a charge for impairment of long-lived assets of approximately $2.7 million to reflect the write-down of the carrying value of goodwill, originally acquired with the purchase of Amcare Limited to its fair value as well as a tax charge of approximately $1.7 million to reflect the tax effect of the transaction. As a result of the completion of the transaction, we recorded additional losses of $0.4 million and realized a foreign exchange loss of $0.4 million for the three months ended December 31, 2000.

Disposition of U.S. mail-order operations

In September 2000, we approved a plan to exit our U.S. mail-order operations and effective October 3, 2000 sold certain assets of the U.S. mail-order operations located in Jacksonville, Florida. In addition, we recorded a $1.3 million restructuring charge in the fourth quarter of fiscal 2000 representing the estimated costs related to exiting and closing our U.S. mail-order operations. Based upon additional information and revised cost benefit estimates, we recorded an additional charge of $1.9 million in the first quarter of fiscal 2001 to reflect the write-down of the remaining accounts receivable to their estimated net realizable value. In addition to the write-down, we incurred operating expenses of $2.0 million during the year ended September 30, 2002 in connection with closing our U.S. mail-order operations. In fiscal 2002, we recognized income of $0.3 million, representing the difference between estimated and actual costs to close and exit the business.

Contingencies

Some of our subsidiaries were Medicare Part B suppliers who submitted claims to the designated carrier who is the government's claims processing administrator. From time to time, the carrier may request an audit of Medicare Part B claims on a prepayment or postpayment basis. If the outcome of any audit results in a denial or a finding of an overpayment, then the affected subsidiary has appeal rights. Under postpayment audit procedures, the supplier generally pays the alleged overpayment and can pursue appeal rights for a refund of any paid overpayment incorrectly assessed against the supplier. Some of these subsidiaries are currently responding to these audits and pursuing appeal rights in certain circumstances.

We believe that we are in compliance, in all material respects, with all applicable federal, state and foreign laws and regulations. Because of the broad and sometimes vague nature of these laws and regulations, there can be no assurance that an enforcement action will not be brought against us, or that we will not be found to be in violation of one or more of these laws or regulations. At present, we cannot anticipate what impact, if any, subsequent administrative or judicial interpretations of applicable federal, state and foreign laws and regulations may have on our financial position, cash flows and results of operations.

We are involved in various legal proceedings and claims incidental to our normal business activities. We are vigorously defending our position in all such proceedings and, at March 31, 2004, have recorded an accrual of $0.5 million to cover our estimated exposure related to these matters. We believe that these matters, including the derivative suit, should not have a material adverse impact on our financial position, cash flows or results of operations.

Impact of Recent Accounting Standards

The FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), in January 2003 and a revised interpretation of FIN 46 ("FIN 46R") in December 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. For all arrangements entered into after January 31, 2003, we are required to continue to apply FIN 46 through the end of the first quarter of fiscal 2004. We were required to adopt the provisions of FIN 46R, for those arrangements entered into prior to February 1, 2003, in the second quarter of fiscal 2004. As we do not have any variable interest entities, the adoptions of FIN 46 and FIN 46R did not have a material impact on our consolidated financial position or results of operations.

In December 2003, the FASB revised Statement of Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS No. 132"), to require additional disclosures to those in the original FAS No. 132 about assets, obligations, cash flows and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. The year-end provisions of FAS No. 132 will be effective for us for the year ending September 30, 2004. In accordance with the interim disclosure requirements of FAS No. 132, we maintain a defined contribution plan, pursuant to Section 401(k) of the Internal Revenue Code of 1986, covering all U.S. employees who meet certain requirements. In addition to the U.S. plan, our U.K. subsidiaries also sponsor personal pension plans that operate as salary reduction plans. We expect to contribute $0.1 million to such plans in fiscal 2004. We believe that the adoption of the year-end disclosure requirements of FAS No. 132 will not have a material impact on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange.    We face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our consolidated financial results. Our primary exposure relates to non-U.S. dollar denominated sales in the United Kingdom, where the principal currency is pounds sterling. See "Interest Rate Risk" below for debt obligations, principal cash flows and related weighted average interest rates by expected maturity dates. Currently, we do not hedge foreign currency exchange rate exposures.

Interest Rate Risk.    Our exposure to market risk for changes in interest rates relate primarily to our cash equivalents and our U.K. subsidiaries' December 17, 1999 Refinancing, which includes the Senior Credit Facility and Mezzanine Loan. Our cash equivalents include highly liquid short-term investments purchased with initial maturities of 90 days or less. We are subject to fluctuating interest rates that may impact our consolidated results of operations or cash flows for our variable rate Senior Credit Facility, Mezzanine Loan and cash equivalents. In accordance with provisions of the Refinancing, on January 25, 2000, we capped our interest rate (LIBOR cap of 9%) on approximately $41.9 million of our floating rate debt in a contract that expired on June 30, 2003.

On March 20, 2003, we entered into a Rate Cap and Floor Collar Agreement that caps our interest rate at LIBOR of 5.50% and our interest floor at LIBOR of 4.47%, subject to special provisions, on approximately $91.3 million of our floating rate debt in a contract that expires March 20, 2008. In accordance with FAS No. 133, as amended by Statement of Financial Accounting Standards No. 138 and related implementation guidance, we have calculated the fair value of the interest cap and floor derivative to be an asset of $0.4 million at March 31, 2004. In addition, changes in the value from period to period of the interest cap and floor derivative are recorded as an adjustment to interest expense.

As of March 31, 2004, our Series A preferred stock (with an aggregate liquidation preference of $35.2 million) bears dividends at the per share rate of 9.375% of $4.53 per annum. In addition, we had a note payable of $1.8 million, which was issued in connection with the acquisition of a U.K. flexible staffing business. The note payable is redeemable, at the holder's option, in fiscal 2004 and bears interest at 5.25% per annum at March 31, 2004. The following table below represents the expected maturity of our variable rate debt and their weighted average interest rates at March 31, 2004 (dollars in thousands):

Fiscal	Expected Maturity	Weighted Average Rate
2004	$6,030	LIBOR + 1.70%
2005	12,783	LIBOR + 2.00%
2006	33,785	LIBOR + 3.22%
2007	63,917	LIBOR + 3.50%
2008	20,068	LIBOR + 7.00%
Thereafter	—
	$136,583	LIBOR + 3.72%

The aggregate fair value of our debt was estimated based on quoted market prices for the same or similar issues and was approximately $139.8 million at March 31, 2004.

BUSINESS

Our Company

We are a leading provider of flexible, or temporary, healthcare staffing to the U.K. healthcare industry as measured by revenues, market share and number of staff. As of March 31, 2004, we operated an integrated network of 119 branches throughout most of the United Kingdom. Our healthcare staff consists principally of nurses, nurses aides and home health aides. We focus on placing our staff on a per diem basis in hospitals, nursing homes, care homes (which, unlike nursing homes, do not generally provide medical services to their residents) and private homes. We maintain a pool of over 30,000 nurses, nurses aides and home health aides, over 27,000 of whom we placed during the fiscal year ended September 30, 2003. Our healthcare staffing business accounted for 97.8% of our revenues from continuing operations during the fiscal year ended September 30, 2003. We also supply medical-grade oxygen for use in respiratory therapy to the U.K. pharmacy market and to private patients in Northern Ireland. Our medical-grade oxygen business accounted for approximately 2.2% of our revenues from continuing operations during the fiscal year ended September 30, 2003. We disposed of the last of our active U.S. operations during fiscal year 2003.

We focus our operations primarily on the per diem staffing market rather than the long-term staffing market because we believe that per diem staffing has a more favorable pricing structure. Per diem arrangements generally command higher prices than long-term contracts and generally have higher margins. In the per diem market, healthcare facilities retain flexible staffers on a job-to-job basis when needed, without any long-term contractual commitment by the purchaser or provider. In contrast, long-term contracts are negotiated for a number of months or years and guarantee a supply of staff to the purchaser, but generally do not guarantee that staffing services will be purchased.

Our revenues from continuing operations have increased from $104.6 million in fiscal 1999 to $294.4 million in fiscal 2003, representing a compounded annual growth rate of 29.5% during this period. Our revenue growth is attributable to a combination of organic growth and the revenues generated from the 47 businesses we have acquired since October 1, 1998. As a result of our significant revenue growth, the operating profit of our continuing operations has increased from $9.8 million in fiscal 1999 to $31.5 million in fiscal 2003. The operating profit of our continuing operations as a percentage of our revenue from continuing operations has averaged 9.8% over our last five fiscal years.

Industry Overview

Introduction

Approximately 81% of the healthcare services provided in the United Kingdom is provided by the government-funded NHS, with the remaining 19% being provided by private healthcare organizations such as nursing homes, care homes and independent hospitals. Through its Primary Care Trusts, the NHS oversees general practitioners, who refer patients to specialists for more complex treatment. The NHS operates its hospitals through NHS Trusts, each of which operates one or more hospitals. There are approximately 265 NHS Trusts in England, 28 in Scotland and 14 in Wales.

The U.K. flexible healthcare staffing market, according to Laing & Buisson's report, Flexible Staffing Services in U.K. Health & Care Markets (2001), was £2.4 billion ($3.8 billion) in 1999/2000. We believe that this amount has been significantly higher during the period from 2001 to the present. The same Laing & Buisson report indicates that the U.K. healthcare staffing market is highly fragmented with no one company possessing a dominant market share, providing opportunities for growth and consolidation.

The major purchasers of flexible healthcare staff in the United Kingdom are:

•	The NHS, which spent over £995 million ($1.6 billion) in 1999/2000 on temporary healthcare staff, of which £820 million ($1.3 billion) was spent by NHS hospitals. It is estimated that 4% of the NHS staffing budget (approximately £39.8 million ($64.0 million)) is spent on temporary nurses and other temporary healthcare staff.

•	Local governmental social service departments, which purchased £685 million ($1.1 billion) in 1999/2000 for the provision of homecare services from the private sector.

•	Private individuals, who spent £410 million ($655 million) on homecare services in 1999/2000. An additional £30 million ($48 million) of homecare services was purchased from other sources, including the NHS.

•	Independent hospitals, nursing homes and care homes in the United Kingdom, which purchased £129 million ($206 million) in healthcare staffing, primarily for home health aides and nurses aides.

•	Other sources, who purchased an estimated £150 million ($240 million).

Key Growth Drivers

Growth in the U.K. healthcare staffing market has been, and is expected to be, attributable to a variety of factors:

•	Shortage of nurses. According to Nursing & Midwifery Workforce Data — A Special Report (2002/2003), the number of individuals awarded nursing degrees has risen in the United Kingdom. However, the United Kingdom still faces a shortage of nurses for a variety of reasons, including an active recruitment drive by U.S. agencies and the aging of the nursing workforce. According to industry reports from 2002, almost a quarter of all registered nurses are expected to retire in the ten-year period between 2002 and 2012. As a result of these factors, industry observers estimate that the NHS will require an additional 108,000 nurses by 2020.

•	Increasing healthcare expenditures by the U.K. government. According to Laing & Buisson's report, Flexible Staffing Services in U.K. Health & Care Markets (2001), the NHS has almost tripled its spending on flexible healthcare staffing since the early 1990s. Moreover, the U.K. government has pledged a 7.4% annual increase in NHS funding for the period between 2002/2003 and 2007/2008. According to Laing & Buisson's report, Healthcare Market News (May 2002), the NHS budget, which was £65.4 billion in 2002/2003, is expected to increase to £105.6 billion in 2007/2008 and healthcare expenditures as a percentage of the country's gross domestic product are expected to rise from 7.8% in 2002/2003 to 9.4% in 2007/2008.

•	Trend towards increased spending on outsourcing by local governmental social service departments. Laing & Buisson, in their report entitled Domicilliary Care Markets (2003), calculate the proportion of local government-funded homecare services outsourced to the private sector in England increased from 2% in 1992 to 64% in 2002. Laing & Buisson's report states that this pattern of outsourcing by local governments will likely continue. We believe we are well positioned to partner with local governments across the United Kingdom and respond to the increasing demand for high quality and well-managed services.

•	Aging population. Industry reports state that approximately one-third of all spending on healthcare in the United Kingdom is on those over retirement age (65 years for men, 62 for women) and that between 1995 and 2030 there will be an increase of almost 50% in the number of people over age 65. According to the U.K. Department of Health, between 1995 and 2025, the number of people over the age of 80 will increase by almost 50% and the number of people over the age of 90 will double.

•	Working on a flexible basis appeals to nurses. Industry reports indicate that the primary reasons nurses choose to work on a flexible basis rather than a full-time basis are that they are dissatisfied with their compensation levels and working conditions. Working on a flexible basis can provide a nurse with improved compensation levels, as well as providing alternatives regarding work schedules and working conditions. The ability to accommodate various lifestyle choices increases the appeal of flexible working to nurses.

•	NHS Recruitment and Retention. The NHS has experienced problems recruiting and retaining nursing and other healthcare staff. The underlying causes of these problems include low pay, the changing nature of jobs, low workplace morale and the availability of other employment opportunities. This environment creates turnover rates ranging from 11% to 38% at NHS hospitals in inner cities. Although the NHS has initiated several programs to resolve the issue, change is slow and the problems are complex. (Mind the gap: the extent of the NHS Nursing shortage, BMJ, September 7, 2002) We believe that any facility that experiences a high employee turnover rate will place increased reliance on temporary staff to ensure that it is adequately staffed.

Our Competitive Advantages

We believe that the key competitive advantages of our U.K. healthcare staffing business are our:

•	Extensive branch network. As of March 31, 2004, we operated an integrated network of 119 branches throughout most of the United Kingdom. This substantial market presence provides us with access to customers and staff on both a national and local level.

•	Diversified customer base. We provide healthcare staff to NHS hospitals (which make individual purchasing decisions and payments for services); local governmental social service departments; nursing homes, care homes and independent hospitals; and private patients. Our diverse customer base lessens dependence on any one customer or group of customers and provides us with a competitive advantage in our recruiting and retention efforts, as staff are attracted to our broad range of placement opportunities.

•	Local branch management with centralized control. Our branches are managed locally, with the branch manager responsible for recruiting, retaining and placing staff locally. A portion of each branch manager's compensation is dependent upon branch performance, thus aligning the interests of our branch managers with our own. However, we generally maintain centralized management control in the areas of payroll, accounts receivable, contracts, pricing, regulatory matters, quality control and information technology.

•	Track record of acquisitions. We have achieved significant growth as a result of the 47 businesses that we have acquired in our last five fiscal years. We have grown from 53 branches at October 1, 1998 to 119 branches at March 31, 2004.

•	Quality assurance audit team. We have a quality assurance audit team that is independent of our operations management and whose focus is to evaluate and assure that our branches are in compliance with all applicable governmental rules and regulations, as well as our own company policies. We believe that our quality assurance audit team helps us to provide reliable and quality service to our customers.

•	Management expertise. Timothy M. Aitken, our executive chairman, Sarah L. Eames, our chief executive officer, president and chief operating officer, and Charles F. Murphy, our chief financial officer, have, respectively, 13, 23 and 7 years experience in the healthcare industry. In addition, many of our branch managers are former nurses or have otherwise been involved in the healthcare industry.

•	Employee retention. In April 2002, we introduced a program called "CaremilesTM" under which our staff can accumulate credits (called CaremilesTM) that can be used to pay for healthcare training and personal development courses that the individual would otherwise pay for. As a healthcare worker becomes more skilled, he or she has greater flexibility in choosing assignments and also may earn a greater hourly wage. Our CaremilesTM program promotes staff loyalty while providing us with the opportunity to earn higher commissions as more highly-trained staff are generally billed out at higher rates.

Our Business Strategy

We seek to become the leading provider of healthcare staffing to the U.K. healthcare industry and to expand our range of healthcare staffing services over the long-term. The key elements in achieving these strategic objectives are:

•	Further expand our strong presence in the U.K. healthcare staffing industry through acquisitions. We intend to grow our presence in the U.K. healthcare staffing industry through the acquisition of other companies. We have teams of employees dedicated to evaluating acquisition candidates and integrating their operations.

•	Increase revenues on a per branch basis. We believe the increasing demand for quality healthcare staffing with national coverage and diversity of services will support organic growth in our branches. We intend to foster continued same-store revenue growth by leveraging our nationally- and locally-recognized brand names, competitive benefits package and leadership in providing temporary healthcare staffing. Our revenue growth from fiscal 2002 to fiscal 2003 for branches that have been in our ownership and operational for more than two years was approximately 8.9%.

•	Recruit and retain healthcare staff. We intend to continue to recruit and retain high-quality staff to take advantage of the severe shortages of nurses and home health aides in the United Kingdom, which we expect to continue in the foreseeable future. We intend to continue our recruitment efforts and to encourage loyalty from our healthcare staff by matching their flexible working preferences (both with regards to scheduling preferences and types of assignments desired) with our customers' needs, maintaining regular contact and promoting opportunities for training and development, such as our CareMilesTM program.

•	Strengthen our balance sheet. The net proceeds from this offering will allow us to reduce our debt and significantly increase the amount of equity on our balance sheet. In addition, if we complete the Recapitalization Plan, we will have replaced our existing bank indebtedness with debt that contains fewer or less restrictive covenants. Our strengthened balance sheet and less restrictive debt agreements will provide us with increased financial flexibility to pursue acquisition opportunities (using either borrowed money or our stock) that may not currently be available to us.

Utilizing our successes in the United Kingdom, we intend to evaluate opportunities to acquire healthcare staffing businesses in the United States. While we have not in recent years had a significant presence in the U.S. flexible staffing market, we believe that our competitive strengths and the increasing demand for temporary healthcare staff in the United States, together with the fragmented market for flexible healthcare staffing in the United States, may provide an attractive opportunity to us.

Our Operations

We are a leading provider of flexible, or temporary, staffing to the U.K. healthcare industry. We provide flexible staffing, principally nurses, nurses aides and home health aides, to customers throughout most of the United Kingdom. Our branches are located in England, Wales and Scotland. We do not have any branches or healthcare staffing customers in Northern Ireland. We also provide respiratory therapy products to pharmacies in the United Kingdom and to private patients in Northern Ireland.

During fiscal 2003, our revenues from continuing operations were derived from the following lines of business:

•	97.8% from flexible staffing services; and

•	2.2% from respiratory therapy.

During fiscal 2003, we exited the U.S. market. Our discontinued operations are reflected as separate line items on our consolidated balance sheets and the operations of our discontinued operations are reported as a separate line item in our consolidated statements of operations.

Flexible Staffing

We provide a diverse range of flexible staff, principally consisting of nurses, nurses aides and home health aides, to our customers. A large number of our nurses are recently-licensed nurses, who we generally provide to hospitals and nursing homes. We also provide specialist nurses and specialized nurses aides, primarily through our Staffing Enterprise and Balfor Medical Limited subsidiaries. Home health aides provide personal or basic care in the home. Nurses aides perform many of the functions of home health aides, but in the hospital setting. As of March 31, 2004, our mix of flexible staff was approximately 25% nurses, 34% nurses aides and 41% home health aides.

We operate an integrated branch network, which, as of March 31, 2004, consisted of 119 branches throughout most of the United Kingdom. Our branches serve as our direct contact with our customers and our healthcare staff. We operate our branches through various subsidiaries. Our subsidiaries operate under various trade names. See "Trade Names" below. Our branches are organized by geographic region, each of which is coordinated by a regional director. A typical branch is overseen by one branch manager, who often has prior nursing experience. A branch manager is responsible for developing local customer relations and recruiting staff.

We generally maintain centralized management control in the areas of payroll, accounts receivable, contracts, pricing, regulatory matters, quality control and information technology. Our branches are required to report their revenues, man hours worked and certain other data to us on a weekly basis, and their profit and loss on a monthly basis.

Recruitment of Flexible Staff

Many healthcare workers are attracted to flexible staffing positions because of their desire to tailor work schedules to personal and family needs, obtain varied and challenging work experiences and acquire new skills. We believe that our ability to offer quality flexible staffing assignments well-matched to individuals' preferences assists in our attracting a large number of flexible healthcare workers.

Our branch managers are primarily responsible for recruiting staff. Branch managers recruit on a local basis, with referrals from existing staff providing an important source of new staff. From time to time, we may run internal financial promotions to encourage referrals from our staff. We also formally recruit through local and national print advertising and organize recruitment events, including national recruitment days, at the branch level. Our website also advertises national branch vacancies.

We impose a standardized recruitment process on our branches. Before they can place a nurse, nurses aide or home health aide, our branches must obtain, among other things, two references and evidence of proper immunizations, as well as a police background check. Our branches must also confirm that each nurse has been licensed by the appropriate governmental body and that each nurses aide and home health aide has received the training mandated by law for their occupation.

Training and Retention of Flexible Staff

Our retention philosophy is based upon each branch maintaining personal contact with the flexible staff on its register, including a structured campaign whereby current and former staff are contacted periodically by each branch to assess their needs and to attempt to meet their individual working preferences. We also conduct a formal annual review of all charge and pay rates within the business and compare them to prevailing market rates to ensure that our margins are competitive.

In April 2002, we introduced a program called "CareMiles" that enables our flexible staff to earn credits based on the number of hours that they work for us. Our staff can use the credits to pay for healthcare training and personal development courses that the individual would otherwise pay for out of his or her pocket. As a healthcare worker becomes more skilled, he or she has greater flexibility in choosing assignments and also may earn a greater hourly wage. We believe that the CaremilesTM program promotes staff loyalty while providing us with the opportunity to earn higher commissions as more highly-trained staff are generally billed out at higher rates. The CaremilesTM program is in addition to standard training programs that we offer to our staff to ensure compliance with regulatory requirements.

Quality Assurance

We are investing heavily in quality assurance systems to ensure that our flexible healthcare staff meet our internal quality assurance standards, as well as those mandated under the Care Standards

Act 2000. Our investment includes a quality assurance center where flexible healthcare staff can update their training requirements, comprehensive toolkits and procedures for our branches and a national training manager.

We have a quality assurance audit team whose primary job responsibility is to visit each of our branches on a periodic basis to assure that the branches adhere to the procedures and policies set by our main office. The quality assurance audit team is independent of our operations management. A member of our quality assurance audit team visits each branch at least once per year. During its visits to our branches, the quality assurance audit team reviews employee files to confirm that staff has proper levels of training for the jobs in which they are being placed by the branch and that the documents required by our standardized recruitment process are in order. The quality assurance audit team also confirms that nurses have been licensed with the appropriate U.K. body. In addition, to minimize injury to our staff, the quality assurance audit team checks customer files to confirm that all health and safety checks for customers' facilities have been made. Reviews of staff and customer files are done on a random sample basis.

Customers

We provide healthcare staff to four types of customers:

•	NHS hospitals. During our fiscal year ended September 30, 2003, we provided nurses and nurses aides to over 200 NHS hospitals.

•	Local governmental social service departments. Local governmental social service departments retain us to provide healthcare staff, generally home health aides, to individuals in their homes.

•	Nursing homes, care homes and independent hospitals. We provide nurses and home health aides to nursing homes and home health aides to care homes. Care homes, like nursing homes, generally provide shelter and food for their residents, but, unlike nursing homes, generally do not provide medical services to their residents. We also provide nurses and nurses aides to independent hospitals in the private sector.

•	Private patients. We provide both nurses and home health aides to private patient customers. These patients may include incapacitated individuals who require daily attention or patients with long-term illnesses living at home.

Types of Customer Contracts

We provide staff to our customers under a variety of arrangements, including the following categories of contracts common to the healthcare staffing industry:

•	Per diem purchases. Business provided on a per diem basis arises when a customer requires flexible staff, and there is no formal or ongoing contractual commitment with the customer. The work services provided on a per diem basis may be limited to one shift lasting a short period of time or may be an engagement for an indefinite period. We provide most of our nurses, nurses aides and home health aides to customers on a per diem basis.

•	NHS Framework Agreements and Service Level Agreements. The NHS has divided England into eight regions. The NHS has required any healthcare staffing company that provides temporary staff to the NHS hospitals in a region to enter into a Framework Agreement setting forth, among other things, applicable quality standards and maximum payment rates. Only those staffing companies that have executed a Framework Agreement applicable to a particular region of the country can provide temporary staff to NHS hospitals in that region. We have entered into one or more Framework Agreements in each region of England and are thus an approved supplier of staff to all NHS hospitals in England.

Individual NHS hospitals in England may select from the list of staffing companies qualified under the Framework Agreements and enter into Service Level Agreements. Although the Framework Agreements set the maximum rates to be charged for flexible staff, NHS hospitals may obtain lower rates in the Service Level Agreement by committing to higher volumes of business with a staffing company.

•	Preferred supplier contracts. These contracts involve the designation of a flexible staffing business by a local governmental social services department as a "preferred supplier" of staff. A preferred supplier contract agreement specifies rates to be paid for staff but it is not an exclusive arrangement and does not guarantee that a flexible staffing business will be used by the local governmental social services department. A small proportion of our services are provided under preferred supplier contracts.

•	"Cost-volume" contracts. A "cost-volume" contract specifies the rates for staff and commits the customer to purchase an agreed-upon volume of staffing services over a specified period. A "cost-volume" contract may enable customers to negotiate lower prices in return for agreeing to minimum volumes of business. Local governmental social service departments are the principal users of these contracts. A very small percentage of our business is conducted on a "cost-volume" basis.

•	Long-term contracts. Under a long-term contract a purchaser of staffing services enters into a long-term arrangement (typically three years) with a supplier of staff under which rates for staff, usually discounted, are agreed to. Long-term contracts may be exclusive arrangements, with penalties if the staffing business is not able to satisfy the customer's demand for staff during the term of the contract. Other than preferred supplier contracts and cost-volume contracts, none of our staff are provided to customers under long-term contracts.

We typically provide in our written contracts that we will indemnify our customers against liability that they may incur in the event that the members of our staff cause death, personal injury or property damage in the performance of their services. We maintain liability insurance designed to reimburse us in the event that claims of this type are made. See "Insurance" below. In addition, in some of our written contracts, we agree to indemnify our customers for the costs they incur if we are not able to provide them with the number of staff or manhours provided for during the term of the contract and the customer has to outsource its staffing requirements to another entity.

Marketing Activities

We market our flexible healthcare staffing business to key decision makers in the NHS, local governmental social service departments, nursing homes, care homes and independent hospitals. These decision makers can be procurement officers, contract officers or social workers. Fundamental to our ability to obtain and retain staffing assignments is establishing and maintaining a reputation for quality service and responsiveness to the needs of our customers and their patients.

Acquisition and Integration Process

Since October 1, 1998, we have acquired 47 businesses. The average revenue of these businesses in the year prior to their acquisition by us was £2.2 million. In our past three fiscal years, we have completed the following acquisitions of businesses with annual revenues in excess of £4.5 million:

•	Medic-One Group Limited, which was acquired in November 2002, is a supplier of temporary staffing to NHS hospitals and private hospitals in the United Kingdom.

•	Staffing Enterprise, which was acquired in September 2001, is a London-based provider of specialist nurses, specialized nurses aides and specialized operating room staff to London-based NHS hospitals and independent hospitals.

•	Balfor Medical Limited, which was acquired in August 2001, provides nurses, nurses aides and specialized operating room staff to hospitals in the Midlands and Northern England.

•	Crystalglen Limited (operating under the trade name "Nurses Direct"), which was acquired in June 2001, operates a nursing and care staffing business with 17 branches in South East England.

We have designated employees who identify suitable acquisition targets and typically seek to develop a pre-acquisition relationship with the vendors and key management in order to assess business "fit." We structure our acquisitions so as to encourage continuity of management and seek to align our interests with the vendors'/management's interests through performance based earn-out provisions.

We have a separate team responsible for the integration of acquired businesses. The integration process includes the adoption of our policies and procedures and the integration of the acquired business into our IT system. For smaller acquisitions, the process of integrating newly acquired businesses, including integrating them into our IT system, begins prior to the closing of the acquisition and is usually completed within three months. In larger acquisitions, the acquired business generally retains its own IT system, including payroll and invoicing, for a longer period of time. However, as is the case with smaller acquisitions, commencing shortly after their date of acquisition, we require larger acquired businesses to adhere to weekly and monthly financial reporting requirements. In addition, we generally maintain centralized control of contracts and pricing for all acquisitions, commencing shortly after the date of acquisition.

Competition

The U.K. flexible healthcare staffing business is highly fragmented with over 2,100 small operators providing staff locally. The market at the local level is characterized by relatively low barriers to entry. The barriers to entry at a U.K.-wide level are more significant, as the establishment and growth of a flexible healthcare staffing business is largely dependent on access to capital.

The privately-owned competitors of our flexible staffing business are mainly small, locally-based agencies serving a limited area or group of customers. These businesses compete with our relevant branch covering the same local area, but do not otherwise compete for U.K.-wide market share. In addition, a limited number of larger U.K.-based companies compete with us in areas of high population such as London. Such companies include Nestor Healthcare Group plc, Match Group and Reed Health Group plc.

The nature of the U.K. marketplace is such that nurses and home health aides often accept placements with more than one flexible staffing business.

Since 2000, the NHS has had its own internal agency, called NHS Professionals, which has attempted to provide NHS hospitals with high volume/low margin contracts for flexible healthcare workers. We work with NHS Professionals to fulfill the per diem demand that it is unable to cover.

Respiratory Therapy

Our respiratory therapy business serves two segments of the oxygen therapy market: (a) oxygen cylinders and (b) oxygen concentrators.

Home oxygen therapy delivered from a cylinder via face-mask is prescribed for a wide array of respiratory diseases ranging from asthma and emphysema to severe bronchitis. We supply filled oxygen cylinders and related equipment solely to pharmacies, both small independent stores and large retail pharmacy chains. Our equipment is intended for patients at home who require less than eight hours of oxygen per day or who may have temporary respiratory conditions. We provide approximately 1,200 cylinders per day to pharmacies in the United Kingdom.

Patients that require more than eight hours of oxygen per day are generally supplied by an on-site oxygen concentrator. We provide oxygen concentrators, which separate room air into its constituent gases to provide 95% oxygen gas, to a total of approximately 1,500 patients at home in Northern Ireland. We charge the NHS on a monthly basis for the period during which the patients have the equipment at home.

Payment for Staffing Services and Respiratory Products

In most cases, we contract directly with the governmental entity or private entity or individual to whom we provide flexible staff or respiratory therapy products. The party with whom we contract for the supply of staff or to whom we provide respiratory therapy products is responsible for paying us directly. In general, reimbursement is received regularly and reliably from all governmental and private customers. We generally collect payments from our customers within two months after services are rendered or products are supplied but we pay accounts payable and employees currently.

For the year ended September 30, 2003, our U.K. operations received approximately 64.8% of revenues from customers that were U.K. governmental entities (primarily NHS hospitals and local governmental social service departments) compared to approximately 67.8% for the year ended September 30, 2002. The remaining 35.2% and 32.2% of revenues received for 2003 and 2002, respectively, were derived from services and products provided to privately-owned nursing homes, privately-owned care homes, pharmacies, independent hospitals and private patients.

Trade Names

We operate our healthcare staffing business under a number of trade names, including the following:

•	Allied Healthcare (UK);

•	Balfor Medical;

•	Nurses Direct;

•	Medic-One Group;

•	Nightingale Nursing Bureau; and

•	Staffing Enterprise.

We operate our respiratory therapy business under the following trade names:

•	Allied Oxycare; and

•	Medigas.

We do not believe that the loss of any of our trade names would materially adversely affect us.

Our Former U.S. Operations

In April 2003, we exited the U.S. home healthcare business. Substantially all of our U.S. revenues were attributable to third-party payors, including Medicare and Medicaid, private insurers, managed care plans and HMOs. The amounts received from government programs and private third-party payors were dependent upon the specific benefits included under the program or the patient's insurance policies.

In accordance with the provisions of FAS No. 144, we have accounted for our U.S. home healthcare operations as discontinued operations. Our consolidated financial statements reflect the assets and liabilities of the discontinued operations as separate line items on our consolidated balance sheets and the operations of our U.S. home healthcare operations for the current and prior periods are reported in discontinued operations on our statements of operations. For a discussion of the revenues and costs of operations of our discontinued operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" and Note 4 of Notes to Consolidated Financial Statements for our fiscal year ended September 30, 2003.

Employees

As of March 31 2004, we employed approximately 670 full-time employees and 260 part-time employees.

In addition, we maintain registers of over 30,000 registered nurses, nurses aides and home health aides available to staff our customer base on a temporary basis. We consider our relationship with our staff to be good. None of our employees or staff are represented by a labor union.

Government Regulation

U.K. Government Regulation

General

We are subject to regulation by the government of the United Kingdom via Acts of Parliament related to healthcare provision.

Approximately 81% of healthcare services in the United Kingdom is provided under the NHS, with the remaining 19% being provided by private healthcare organizations. However, all care provision is regulated by statute and under the general health regulations of the Department of Health.

Healthcare Laws and Regulations

Our operations are subject to licensing and approval regulations from both governmental and non-governmental bodies according to terms of service and operating procedures decided by the U.K. government.

We are currently registered in England and Wales under the Care Standards Act 2000 and the Nurses Agencies Regulations 2002 (which came into force in April 2003) in relation to England and the Nurses Agencies (Wales) Regulations 2003 (which came into force in October 2003) in relation to Wales to carry on a business for the supply of nurses. This legislation requires that a person who carries on a business for the supply of nurses at any location within the jurisdiction of the registration authority must be the holder of a certificate from that authority certifying that the business is registered to supply to that location. We are similarly registered in Scotland under the Regulation of Care (Scotland) Act 2001. Any of our branches that supply home health aides working in individuals' homes are authorized under the Care Standards Act 2000 and the Domiciliary Care Agencies Regulations 2002 (in England), the Domiciliary Care Agencies (Wales) Regulations 2004 and the Regulation of Care (Scotland) Act 2001.

The Care Standards Act 2000 introduced, among other things, a new registration and regulatory structure for all non-NHS healthcare services in England and Wales. The Health and Social Care (Community Health and Standards) Act 2003 established two new independent registration and regulatory bodies for independent healthcare services and social care in England, including suppliers of nurses, called the Commission for Social Care and Inspection and the Commission for Healthcare Audit and Inspection, the former of which enforces registration of care agencies and establishments. The Care Standards Act 2000 also appointed a similar registration authority for Wales, the National Assembly for Wales. The Care Standards Act 2000 also made provision for a new General Social Care Council in England and a new Care Council for Wales to be established as non-departmental statutory bodies responsible to the Department of Health and National Assembly of Wales, respectively, with the aim of increasing the protection of service users, their home health aides and the general public. The Regulation of Care (Scotland) Act 2001 also introduced legislation relating to this area in Scotland and appointed the registration authority for Scotland, the Care Commission.

The Care Standards Act 2000 is essentially an enabling act that provides for regulations to be made by secondary legislation. Regulations relating to registration are already in force (the National Care Standards Commission (Registration) Regulations 2001). The Care Standards Act 2000 also provided that regulations can be made imposing any requirements which the appropriate Minister thinks fit for the purposes of the Care Standards Act 2000 relating to establishments and agencies. Specific regulations set out in the Care Standards Act 2000 that may be introduced include provisions relating to the services to be provided by suppliers of healthcare staff, the keeping of accounts, the keeping of records and documents and arrangements to be made for dealing with complaints made by those seeking or receiving any of the services provided by the suppliers of healthcare staff. The recent regulations (including the Nurses Agency Regulations 2002 and the Domiciliary Care Agencies Regulations 2002) include provisions in these areas.

Contracts between suppliers of healthcare staff and NHS hospitals for the provision of services, as well as the performance by the parties of their obligations thereunder, will be reviewed by a new commission, called the Commission for Healthcare Audit and Inspection. We are accredited by various U.K. social services agencies for the supply of home health aides within their jurisdiction. The U.K. Medicines and Healthcare Products Regulatory Agency has granted licenses to us for the production and distribution of medical-grade oxygen to pharmacies throughout the United Kingdom.

We believe that we are in substantial compliance in all material respects with U.K. healthcare laws and regulations applicable to our operations.

Healthcare Reform

Our business is subject to extensive and complex laws and regulations in the United Kingdom. These include, but are not limited to, laws and regulations related to licensing, conduct of operations, payment for services and referrals, benefits payable to temporary staffers and taxation.

Moreover, many political, economic and regulatory organizations are supporting fundamental change in the U.K. healthcare industry. A summary of the material existing and proposed regulations follows.

U.K. rules affecting temporary workers.    The benefits and protections with which temporary workers in the United Kingdom must be provided have recently increased, and new and or more stringent laws are likely to be introduced in the future. In particular, the Conduct of Employment Agencies and Employment Business Regulations 2003 (the "2003 Regulations") described below and case law impact us. For example, a ruling by the European Court of Justice stated that the provisions of the European Working Time Directive, which entitle temporary workers to be paid annual leave only when they have been continuously employed for 13 weeks, is unlawful. The U.K. Working Time Regulations have therefore been amended to remove the 13-week qualify period, and workers in the United Kingdom are now entitled to paid leave from the first day of employment.

Care Standards Act.    Under the Care Standards Act and applicable regulations, providers of flexible healthcare staff have to register with the Commission for Social Care Inspection and must comply with the rules relating to management and staffing, fitness of premises and the conduct of specified services.

Proposed changes in U.K. VAT rules.    We currently act as an agent in supplying healthcare staff, which, under U.K. law, requires us to charge VAT only on the amount of commission charged to the purchaser of flexible staff. The 2003 Regulations, insofar as they relate to VAT, came into effect in the United Kingdom on April 6, 2004 and could place an increased VAT burden on our company. The 2003 Regulations require employment agencies, including those supplying flexible healthcare staff, to enter into contractual relationships with the workers that they supply. Consequently, for VAT purposes, the flexible staff provider acts as principal, rather than agent. For non-medical staff, VAT is due on the total amount of the charges made by the flexible staff provider, including salary costs, rather than merely on its commission. This change may adversely affect our cash flow if we have to pay the increased VAT liability to the government before our customers have paid their fees to us. The law results in the provision of medical staff such as nurses being exempt from VAT. Pursuant to such exemption, we will be limited in the amount of VAT paid by us when we purchase goods and services that we can use to offset the VAT that we owe the government. There is an 18-month transition period, which runs from April 6, 2004, during which businesses will be permitted to continue to act as "agent" in a VAT sense and therefore account for VAT under the existing rules.

For the first six months of fiscal 2004 and our fiscal year ended September 30, 2003, the more than 200 NHS hospitals to which we supplied staff accounted for 47% of our flexible staffing business revenue. Flexible staffing providers, such as our company, are subject to the risk that the NHS will seek to regulate the price it pays for temporary staff, reduce its use of temporary staff or replace its use of temporary staff where possible with permanent employees.

In recent years, the NHS has divided England into eight regions. The NHS has required any healthcare staffing company that provides temporary staff to the NHS hospitals in a region to enter into a Framework Agreement setting forth, among other things, applicable quality standards and maximum payment rates. Only those staffing companies that have met the quality standards set by the NHS and executed a Framework Agreement applicable to a particular region of the country can provide temporary staff to NHS hospitals in that region. We have entered into one or more Framework Agreements in each region of England. While the full impact of the Framework Agreements remains to be seen, it is possible that a long-term effect will be to reduce the cost of commissions paid to healthcare staffing companies and/or to reduce the number of healthcare staffing companies supplying staff to the NHS.

Another initiative undertaken by the NHS is its creation of NHS Professionals. NHS Professionals is an internal agency of the NHS that seeks to provide an efficient temporary staffing service for NHS hospitals. NHS Professionals seeks to coordinate nurse banks operated by NHS hospitals with the intention of maintaining quality standards and controlling cost across all NHS nurse banks.

If the NHS were to significantly reduce its use of our services, negotiate lower prices or change its policy on private-sector involvement, it could have a material adverse effect on our business, financial condition and results of operations. However, there is currently a shortage of nurses within the United Kingdom, leading not only to the high use of flexible nurses but also to NHS hospitals seeking to employ nurses from overseas on a permanent and temporary basis.

U.S. Government Regulation

Our U.S. operations were subject to extensive federal and state regulation covering, among other things, Medicare and Medicaid billing and reimbursement. Some of our U.S. subsidiaries were Medicare Part B suppliers who submitted claims to the designated carrier that was government's claims processing administrator. From time to time, the carrier may request an audit of Medicare Part B claims on a prepayment or postpayment basis. If the audit results in a denial or a finding of an overpayment, then the affected subsidiary has appeal rights. Under postpayment audit procedures, the supplier generally pays the alleged overpayment and can pursue appeal rights for a refund of any paid overpayment incorrectly assessed against the supplier. Some of our former operating subsidiaries are currently responding to these audits and pursuing appeal rights. We do not believe that any of these audits, even if adversely decided against us, will have a material adverse affect on us.

Insurance

We maintain general liability insurance, professional liability insurance and excess liability coverage that provide coverage in the event that a claim is brought against us alleging negligence, product liability or similar legal theories. Each of these policies provides coverage on an "occurrence" basis and has certain exclusions from coverage. Our insurance policies must be renewed annually.

Properties

We lease 87 facilities in the United Kingdom, of which 48 are for a period of three months or less. We lease our corporate headquarters in the United States. We believe that our existing leases will be renegotiated as they expire or that alternative properties can be leased on acceptable terms. We also believe that our present facilities are well maintained and are suitable for continuing our existing operations. (See Operating Leases in Note 12 of Notes to Consolidated Financial Statements for our fiscal year ended September 30, 2003.)

Legal Proceedings

On April 13, 1998, one of our shareholders, purporting to sue derivatively on our behalf, commenced a derivative suit in the Supreme Court of the State of New York, County of New York, entitled Kevin Mak, derivatively and on behalf of Transworld Healthcare, Inc., Plaintiff, vs. Timothy Aitken, Scott A. Shay, Lewis S. Ranieri, Wayne Palladino and Hyperion Partners II L.P., Defendants, and Transworld Healthcare, Inc., Nominal Defendant, Index No. 98-106401. The suit alleges that certain of our officers and directors, and Hyperion Partners II L.P. ("HPII"), breached fiduciary duties owed to us and our shareholders, in connection with a transaction, approved by a vote of our shareholders on March 17, 1998, in which we were to issue certain shares of stock to Hyperion

Partners II L.P. in exchange for certain receivables due from Health Management, Inc. ("HMI"). The action seeks injunctive relief against this transaction, and damages, costs and attorneys' fees in unspecified amounts. The transaction subsequently closed and the plaintiff has, on numerous occasions, stipulated to extend the defendants' time to respond to this suit.

We are involved in various other legal proceedings and claims incidental to our normal business activities. We are vigorously defending our position in all such proceedings. We believe that these matters, including the derivative suit, should not have a material adverse impact on our consolidated financial position, cash flows, or results of operations.

MANAGEMENT

Our Directors and Officers

The following table sets forth certain information concerning the directors and officers of our company:

Name	Age	Positions with our Company
Timothy M. Aitken	59	Chairman of the Board
Sarah L. Eames	45	Director, Chief Executive Officer, President and Chief Operating Officer
Charles F. Murphy	50	Chief Financial Officer
Leslie J. Levinson	49	Secretary
G. Richard Green	65	Director
David J. Macfarlane	58	Director
Wayne Palladino	45	Director
Jeffrey S. Peris	58	Director
Scott A. Shay	46	Director

Certain biographical information regarding each director and officer is set forth below:

Timothy M. Aitken has served as chairman of the board of our company since January 1997. He served as chief executive officer of our company from January 1997 until January 2004. Prior to joining our company, Mr. Aitken served as an independent consultant to the healthcare industry from November 1995 until January 1997. From June 1995 until November 1995, Mr. Aitken served as the vice chairman and president of Apria Healthcare Group, Inc., a California-based home healthcare company. He also served as chairman of the board of Omnicare plc from September 1995 until its acquisition by our company. From 1990 until June 1995, Mr. Aitken served as chairman of the board, president and chief executive officer of Abbey Healthcare Group Inc., a predecessor of Apria Healthcare Group, Inc.

Sarah L. Eames has served as a director of our company since June 2002, as chief executive officer of our company since January 2004, as chief operating officer of our company since June 2001, and as president of our company since May 1998. She was executive vice president of business development and marketing of our company from June 1997 to May 1998. Prior to joining our company, Ms. Eames was employed by Johnson & Johnson Professional, Inc. as a business development consultant from 1996 to 1997. From June 1995 until November 1995, Ms. Eames served as vice president of marketing for Apria Healthcare Group, Inc., a California-based home healthcare company. From 1980 until June 1995, Ms. Eames held various marketing and business development positions at Abbey Healthcare Group Inc., a predecessor of Apria Healthcare Group, Inc.

Charles F. Murphy served as acting chief financial officer of our company from May 2003 until March 2004, at which time he assumed the title of chief financial officer. From October 1999 to May 2003, Mr. Murphy served as chief financial officer of our company's U.K. operations. From 1997 to 1999, Mr. Murphy was a principal of Visual Networks Limited, a technology company. From 1994 to 1997, he was finance director of Exceler Healthcare Group, a nursing home company. From 1987 to 1994, Mr. Murphy was a partner at Pricewaterhouse, an accounting firm.

Leslie J. Levinson has served as secretary of our company since September 1999 and had previously served in such capacity from October 1990 to July 1997. Since January 2002, he has been a partner in the law firm of Brown Raysman Millstein Felder & Steiner LLP, which firm serves as counsel to our company. From June 1991 until January 2002, he was a partner in the law firm of Baer Marks & Upham LLP, which firm served as counsel to our company.

G. Richard Green has been a director of our company since August 1998. Mr. Green has been the chairman since 1987 and a director since 1960 of J.H. & F.W. Green Ltd., a conglomerate based in the United Kingdom. Since 1960, Mr. Green has held various positions at J.H. & F.W. Green Ltd. and several of its subsidiaries. Mr. Green was also a director of Abbey Healthcare Group, Inc. from 1991 to 1995.

David John Macfarlane has been a director of our company since June 2002. Mr. Macfarlane is of counsel to Ashurst, a law firm in London, where he has worked since 1986. Ashurst has provided legal services to our company, including in the fiscal year ended September 30, 2003.

Wayne Palladino has been a director of our company since September 2003. Mr. Palladino has worked at Pzena Investment Management LLC, an asset management firm, since June 2002, where he currently serves as a principal and a director of client and portfolio services. From August 2000 until June 2002, he was a senior vice president and chief financial officer of Lillian Vernon Corporation, a catalog retailer. Mr. Palladino was a vice president of our company from February 1991 to September 1996, senior vice president of our company from September 1996 to August 2000 and chief financial officer of our company from February 1991 to August 2000.

Jeffrey S. Peris has been a director of our company since May 1998. Dr. Peris has been the vice president of human resources and chief learning officer of Wyeth (formerly American Home Products Corporation), a pharmaceutical company, since May 2001. Dr. Peris was the vice president of business operation of Knoll Pharmaceutical (Abbott Laboratories), a pharmaceutical company, where he was responsible for human resources and corporate communications from April 1998 until May 2001. Dr. Peris was a management consultant to various Fortune 100 companies from May 1997 until April 1998. From 1972 until May 1997, Dr. Peris was employed by Merck & Co., Inc., a pharmaceutical company, where he served as the executive director of human resources from 1985 until May 1997, the executive director of marketing from 1976 until 1985, and the director of clinical biostatistics and research data systems from 1972 until 1976.

Scott A. Shay has been a director of our company since January 1996 and served as acting chairman of the board of our company from September 1996 until January 1997. Mr. Shay has been a managing director of Ranieri & Co., Inc., a private investment advisor and management company, since its formation in 1988. Mr. Shay currently serves as the chairman of the board of Signature Bank, a subsidiary of Bank Hapoalim, and is currently a director of Bank Hapoalim B.M., in Tel Aviv, Israel, and Super Derivatives, Inc., as well as an officer or director of other direct and indirect subsidiaries of Hyperion Partners II, L.P. Prior to joining Ranieri & Co., Inc., Mr. Shay was a director of Salomon Brothers Inc., where he was employed from 1980 to 1988.

All directors of our company are elected by the shareholders for a one-year term and hold office until their successors are elected and qualified or until their earlier death, resignation or removal. Officers are chosen by and serve at the discretion of the board of directors. There are no family relationships among our directors and officers.

Director Compensation

All directors who are not employees of our company are entitled to receive a fee of $10,000 per annum, plus reimbursement of expenses incurred as a result of acting as a director or as a member of any committee of our board of directors. In addition, effective as of November 25, 2003, Mr. Palladino is entitled to receive, for serving as chairman of the Audit Committee, an additional $6,000 per annum and $1,000 per Audit Committee meeting attended in person or by telephone conference call and Mr. Macfarlane is entitled to an additional director's fee of $10,000 per year for advising on U.K. governance and related matters.

Meetings of the Board of Directors

The business of our company is managed under the direction of our board of directors. Members of the board of directors are informed about our company's affairs through various reports and documents distributed to them, through operating and financial reports routinely presented at meetings of the board of directors and committee meetings by the chairman and other officers, and through other means. In addition, directors of our company discharge their duties throughout the year not only by attending board of directors' meetings, but also through personal meetings and other communications, including telephone contact with the chairman of the board and others regarding matters of interest and concern to our company.

During our fiscal year ended September 30, 2003, our board of directors held eight formal meetings and acted by unanimous written consent in lieu of a meeting on nine separate occasions during that period. During our fiscal year ended September 30, 2003, no director attended fewer than 75% of the board meetings and any applicable committee meetings.

Board Committees

The board of directors has an Audit Committee and a Compensation Committee but does not currently have a nominating committee. The members of each committee are appointed by the board of directors.

Audit Committee.    The Audit Committee assists our board of directors in monitoring (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, and (3) the independence and performance of our independent auditors. The current written charter for the Audit Committee was adopted by our board of directors on February 12, 2004 and will be attached as an exhibit to the proxy statement relating to our 2004 annual meeting of shareholders.

The Audit Committee consists of Messrs. Macfarlane, Palladino and Peris. Mr. Palladino serves as chairman of the Audit Committee. The members of the Audit Committee are independent, as defined in Rule 4200(a)(15) of Nasdaq's listing standards. The board of directors has determined that Wayne Palladino is an "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission.

The Audit Committee was in session during each of the eight formal meetings of our board of directors during our fiscal year ended September 30, 2003 and also met on four separate occasions during that period.

Compensation Committee.    The Compensation Committee reviews and approves overall policy with respect to compensation matters, including matters such as compensation plans for employees and employment agreements and compensation for executive officers. The Compensation Committee currently consists of Messrs. Green, Macfarlane and Peris. The Compensation Committee was in session during each of the eight formal meetings of our board of directors during our fiscal year ended September 30, 2003 and also met on two separate occasions during that period.

Code of Conduct

In September 2003, our board of directors adopted a Code of Conduct that applies to all of our directors, officers and employees, including our chief executive officer and our chief financial officer. As required by the regulations of the Securities and Exchange Commission, the Code of Conduct is designed to deter wrongdoing and to promote:

(1)    honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2)    full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

(3)    compliance with applicable governmental laws, rules and regulations;

(4)    the prompt internal reporting of violations of the Code of Conduct to the Audit Committee; and

(5)    accountability for adherence to the Code of Conduct.

A copy of our Code of Conduct is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended September 30, 2003.

Executive Compensation

The following table summarizes all compensation earned by or paid to our chief executive officer and each of the other most highly compensated executive officers of our company whose total annual salary and bonus compensation exceeded $100,000, who we refer to as the Named Executive Officers, for services rendered in all capacities to our company in respect of our fiscal years ended September 30, 2003, 2002 and 2001. The titles given below the individuals' names in the chart were the titles held by such individuals at the end of our 2003 fiscal year.

Summary Compensation Table

						Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Annual Compensation				Restricted Stock Awards($)	Securities Underlying Options (#)		All Other Compensation
		Salary		Bonus
Timothy M. Aitken(1)	2003	$420,000		$230,000	(6)	—	384,000		$9,750	(11)
Chairman of the Board	2002	380,000		4,214,592	(7)	—	—		9,000	(11)
and Chief Executive	2001	360,089		150,000	(8)	—	195,000		18,378	(12)
Officer
Sarah L. Eames(2)	2003	$405,000		$270,000	(6)	—	334,000		$8,450	(11)
President and Chief	2002	365,000		3,049,793	(9)	—	—		7,800	(11)
Operating Officer	2001	333,654		150,000	(8)	—	150,000		9,099	(12)
Charles F. Murphy,	2003	$90,096		$80,085		—	99,000		$2,177	(12)
Acting Chief Financial Officer(3)
Daniel A. Bergeron(4)	2003	$135,754	(5)	$0		—	100,000	(10)	$0
Former Vice President and Chief Financial Officer

(1)	Mr. Aitken has served as chairman of the board of our company since January 1997. He served as chief executive officer of our company from January 1997 until his resignation from such position in January 2004.
(2)	Ms. Eames became chief executive officer of our company in January 2004, upon Mr. Aitken's resignation from such position. She has been chief operating officer of our company since June 2001 and president of our company since May 1998.
(3)	Mr. Murphy became acting chief financial officer of our company on May 16, 2003 and, in March 2004, assumed the title of chief financial officer of our company.
(4)	Mr. Bergeron served as vice president and chief financial officer of our company from November 4, 2002 until May 16, 2003.
(5)	Includes $11,908 paid in respect of accrued vacation.
(6)	Paid in fiscal 2004 as a bonus for fiscal 2003.
(7)	Consists of (a) $150,000 cash paid in fiscal 2002 as a bonus for fiscal 2001, (b) $200,000 cash paid in fiscal 2003 as a bonus for fiscal 2002, and (c) the value of shares of our common stock issued in the bonus share issuance described below and the related cash payment made to Mr. Aitken to enable him to pay the income taxes arising from such issuance.
(8)	Paid in fiscal 2001 as a bonus for fiscal 2000.
(9)	Consists of (a) $200,000 cash paid in fiscal 2002 as a bonus for fiscal 2001, (b) $250,000 cash paid in fiscal 2003 as a bonus for fiscal 2002, and (c) the value of shares of our common stock issued in the bonus share issuance described below and the related cash payment made to Ms. Eames to enable her to pay the income taxes arising from such issuance.

(10)	Mr. Bergeron resigned as vice president and chief financial officer of our company in May 2003, without such options ever having vested.
(11)	Reflects payments for car allowances.
(12)	Reflects payment for car allowances and reimbursement of certain travel expenses.

The Bonus Share Issuance and Related Transactions

Prior to the Reorganization in July 2002, Mr. Aitken, Ms. Eames and others held redeemable shares of Allied Holdings. The holders of the redeemable shares other than Mr. Aitken and Ms. Eames exchanged their redeemable shares for shares of our common stock in the Reorganization on a tax-free basis. Had Mr. Aitken and Ms. Eames exchanged their redeemable shares for shares of our common stock in the Reorganization, they would have received 684,258 and 487,099 shares of our common stock, respectively, based on the number of redeemable shares held by them. However, just prior to the execution of the reorganization agreement, we learned that these officers would in fact, unlike the other holders of the redeemable shares, be liable for U.S. taxes if they exchanged their redeemable shares for shares of common stock in the Reorganization.

In order to address this matter, Mr. Aitken and Ms. Eames surrendered their redeemable shares for nominal value and we issued to Mr. Aitken and Ms. Eames 684,258 shares of common stock (valued at $2.5 million) and 487,099 shares of common stock (value at $1.7 million), respectively, as bonus shares, together with cash bonuses and loans in an amount roughly equal to the income taxes payable by them in respect of such share issuances (grossed-up to reflect the related cash bonuses). Accordingly, in fiscal 2002 we made cash bonus payments to Mr. Aitken and Ms. Eames in the amount of $1.4 million and $0.8 million, respectively, and loaned Mr. Aitken and Ms. Eames the amount of $0.6 million and $0.4 million, respectively. The cash bonus payments and loans from us to Mr. Aitken and Ms. Eames were used by them to pay their income taxes arising from the bonus share issuance. The payment of their respective promissory notes was secured by a pledge by each of Mr. Aitken and Ms. Eames of certain of their securities in our company.

On December 2, 2003, Mr. Aitken and Ms. Eames repaid in full the principal amount of and accrued interest on the promissory notes issued by them to our company in fiscal 2002. The principal and accrued interest repaid aggregated $0.6 million and $0.4 million, respectively. The loans were repaid by delivery to us of 103,596 and 73,459 shares of our common stock held by Mr. Aitken and Ms. Eames, respectively, valued at $5.70 per share, the closing price on the day prior to the repayment date. We agreed to reimburse Mr. Aitken and Ms. Eames for the taxes incurred by them on the disposition of the shares to our company, which were less than $0.2 million in the aggregate.

The following table sets forth certain information regarding individual options granted during fiscal 2003 to each of the Named Executive Officers pursuant to our 2002 Stock Option Plan. During fiscal 2003 we did not grant stock appreciation rights to any of our Named Executive Officers or any other employee. In accordance with the rules of the Securities and Exchange Commission, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective terms. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted to the end of the option's term.

Option Grants in Fiscal 2003

Name	Number of Securities Underlying Options Granted		Percentage of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share(1)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
						5%	10%
Timothy M. Aitken	60,000	(3)	4.2%	$4.70	11/13/12	$177,348	$449,435
	24,000	(4)	1.7%	4.00	6/3/13	60,374	152,999
	300,000	(5)	21.2%	4.00	9/25/13	754,674	1,912,491
Totals:	384,000		27.1%			992,396	2,514,925
Sarah L. Eames	60,000	(3)	4.2%	4.70	11/13/12	177,348	449,435
	24,000	(4)	1.7%	4.00	6/3/13	60,374	152,999
	250,000	(5)	17.7%	4.00	9/25/13	628,895	1,593,742
Totals:	334,000		23.6%			866,617	2,196,176
Charles F. Murphy	75,000	(3)	5.3%	4.70	11/13/12	221,685	561,794
	24,000	(4)	1.7%	4.00	6/3/13	60,374	152,999
Totals:	99,000		7.0%			282,059	714,793
Daniel A. Bergeron	100,000	(3)(6)	7.1%	4.70	11/13/12	295,580	749,059

(1)	Options were granted at an exercise price equal to the closing price of a share of our common stock on the American Stock Exchange on the date of grant.
(2)	The 5% and 10% assumed annual compound rates of stock price appreciation are mandated by the Securities and Exchange Commission and do not represent our company's estimate or projection of future common stock prices.
(3)	The options, which were granted on November 13, 2002, vest in three equal annual installments beginning on the first anniversary of the date of grant.
(4)	The options, which were granted on June 3, 2003, vest in three equal annual installments beginning on the first anniversary of the date of grant.
(5)	The options, which were granted on September 25, 2003, vest in three equal annual installments beginning on the date of grant.
(6)	Mr. Bergeron resigned as vice president and chief financial officer of our company in May 2003, without such options ever having vested.

We have granted options to certain of our directors and executive officers after September 30, 2003. See "Certain Relationships and Related Transactions—Other Transactions with Directors and Executive Officers."

The following table sets forth certain information with respect to our Named Executive Officers concerning the exercise of options by them during our fiscal year ended September 30, 2003 and unexercised options held by them as of September 30, 2003. We have never granted stock appreciation rights to any of our Named Executive Officers or any other employee.

Aggregate Option Exercises in Fiscal 2003
and 2003 Fiscal Year-End Option Values

Name	Shares Acquired on Exercise		Value Realized(2)	Number of Shares Underlying Unexercised Options at Fiscal Year End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End(3) Exercisable/Unexercisable
Timothy M. Aitken	150,000	(1)	$213,750	795,000/284,000	$423,150/0
Sarah L. Eames	100,000	(1)	142,500	233,333/250,667	325,500/0
Charles F. Murphy	—		—	0/99,000	0/0
Daniel A. Bergeron	—		—	0/0	0/0

(1)	Represents the aggregate amount of shares acquired upon exercise of the options. A portion of the shares acquired upon exercise were withheld to pay the exercise price of the options. As a result, the net amount of shares of our common stock acquired by Mr. Aitken and Ms. Eames upon exercise of their options was 52,778 shares and 35,185 shares, respectively.
(2)	Calculated by multiplying the number of shares acquired on exercise, as set forth in the previous column, by the difference between (a) the closing sales price of our common stock, as reported on the American Stock Exchange, immediately preceding the exercise, and (b) the exercise price of the options that were exercised.
(3)	Calculated on the basis of $3.92 per share, the closing sale price of our common stock, as reported on the American Stock Exchange on September 30, 2003, minus the exercise price.

Employment Agreements; Termination of Employment and Change in Control Arrangements

In September 2001, we entered into employment agreements with Mr. Aitken and Ms. Eames. The agreements have a three-year term (subject to automatic renewal for successive additional one-year periods unless either party provides the other with notice of intent to terminate the agreement at least 90 days before the then applicable termination date). Each of the agreements provides that our company will negotiate in good faith, commencing not less than 90 days prior to each anniversary date of the employment agreements, the amount, if any, of future salary increases. The salary of Mr. Aitken for fiscal 2004 is $150,000 and the salary for Ms. Eames for fiscal 2004 is $446,000. Mr. Aitken and Ms. Eames have each agreed not to compete with us for twelve months following termination of employment without our prior written consent. Each agreement provides that if the officer's employment is terminated during the term of the agreement other than for cause, death or disability, or if, within six months of a "change in control" (as defined in the agreements) of our company, the officer or our company terminates the officer's employment, then (1) all stock options in our company held by the officer shall immediately vest and (2) the officer will be entitled to receive a cash payment of 2.9 times his or her average annual base salary during the twelve months preceding the change of control or the termination of employment. Further, our employment arrangement with our executive chairman also provides that, in the event of a change in control of our company during fiscal 2004, his salary would be reinstated to $462,000, the amount in effect immediately prior to his resignation, in January 2004, as chief executive officer.

We have also entered into an employment agreement with Charles F. Murphy. Our employment agreement with Mr. Murphy is terminable by either party on six months' notice and provides that Mr. Murphy will not compete against us for a period of twelve months following his termination of employment. Pursuant to his employment agreement, Mr. Murphy's salary is currently £165,000 ($301,323).

Compensation Committee Interlocks and Insider Participation

The Compensation Committee currently consists of Messrs. Green, Macfarlane and Peris. During our fiscal year ended September 30, 2003, our Compensation Committee consisted of Mr. Green, Frederick S. Moseley IV (who resigned from our board of directors on December 24, 2003) and Mr. Shay (who resigned from the Compensation Committee effective March 31, 2004). Mr. Shay, among others, is a control person of Hyperion Partners II, L.P., Hyperion TW Fund L.P., Hyperion TWH Fund LLC and Hyperion TWH Fund II LLC, each of which are principal shareholders of our company. Prior to January 1, 2004, Mr. Moseley held certain positions with and/or interests in Triumph Capital Group, Inc. and certain of its affiliates, including Triumph Partners III, L.P. (which has changed its name to Washington & Congress Capital Partners, L.P.) and Triumph III Investors, L.P. See "Certain Relationships and Related Transactions" for a description of certain transactions between our company and the Hyperion entities and Triumph Capital Group, Inc. and its affiliates.

Stock Option Plans

1992 and 2002 Stock Option Plans

In July 1992, the board of directors and shareholders approved the Transworld Healthcare 1992 Stock Option Plan, which we refer to as the "1992 Stock Option Plan." The 1992 Stock Option Plan, which is substantially similar to our 2002 Stock Option Plan discussed below, provided for the grant of options to key employees, officers, directors and non-employee independent contractors of our company. Effective with the adoption by our shareholders of our 2002 Stock Option Plan in June 2002, no further options may be granted under the 1992 Stock Option Plan. Outstanding options granted under the 1992 Stock Option Plan may be exercised in accordance with the terms of the 1992 Stock Option Plan.

On March 14, 2002, the board of directors adopted, and in June 2002 the shareholders of our company approved, our 2002 Stock Option Plan. Options granted under the 2002 Stock Option Plan may be either incentive stock options, which we refer to as "Incentive Options," which are intended to meet the requirements of section 422 of the Internal Revenue Code of 1986, or options that do not qualify as Incentive Options, which we refer to as "Non-Qualified Options." Under the 2002 Stock Option Plan, the Compensation Committee may grant (1) Incentive Options at an exercise price per share which is not less than the fair market value of a share of common stock on the date on which such Incentive Options are granted (and not less than 110% of the fair market value in the case of any optionee who beneficially owns more than 10% of the total combined voting power of our company) and (2) Non-Qualified Options at an exercise price per share which is determined by the Compensation Committee (and which may be less than the fair market value of a share of common stock on the date on which such Non-Qualified Options are granted). The 2002 Stock Option Plan further provides that the maximum period in which options may be exercised will be determined by the Compensation Committee, except that Incentive Options may not be exercised after the expiration of ten years from the date the Incentive Option was initially granted (and five years in the case of any optionee who beneficially owns more than 10% of the total combined voting power of our company). Under the 2002 Stock Option Plan, if an optionee's employment is terminated, generally the unexercised Incentive Options must be exercised within three months after termination. However, if the termination is due to the optionee's death or permanent disability, the option must be exercised within one year of the termination of employment. If we terminate the optionee's employment for cause, or if the optionee voluntarily terminates his employment, generally his options will expire as of the termination date. Any option granted under the 2002 Option Stock Plan will be nontransferable, except by will or by the laws of descent and distribution, and generally may be exercised upon payment of the option price in cash or by delivery of shares of common stock with a fair market value equal to the option price.

Shares delivered under the 2002 Stock Option Plan will be available from authorized but unissued shares of common stock or from shares of common stock reacquired by our company. Shares of common stock that are subject to options under the 2002 Stock Option Plan which have terminated or expired unexercised will return to the pool of shares available for issuance under the 2002 Stock Option Plan.

At March 31, 2004, there were 1,519,837 options available for grant under the 2002 Stock Option Plan.

1997 Non Employee Director Plan

In May 1997, our board of directors adopted the 1997 Option Plan for Non Employee Directors, which we refer to as the "Director Plan," pursuant to which 100,000 shares of common stock of our company were reserved for issuance upon the exercise of options granted to non-employee directors of our company. The purpose of the Director Plan is to encourage ownership of common stock by non employee directors of our company whose continued services are considered essential to our company's future progress and to provide them with a further incentive to remain as directors of our company. The Director Plan is administered by the board of directors. Directors of our company who are not employees of our company or any subsidiary or affiliate of our company are eligible to participate in the Director Plan. The Director Plan will terminate in May 2007; however, options outstanding on the expiration of the term shall continue to have full force and effect in accordance with the provisions of the instruments evidencing such options. The board of directors may suspend, terminate, revise or amend the Director Plan, subject to certain limitations.

Under the Director Plan, the board of directors may from time to time at its discretion determine which of the eligible directors should receive options, the number of shares subject to such options and the dates on which such options are to be granted. Each such option is immediately exercisable for a period of ten years from the date of grant generally, but may not be exercised more than 90 days after the date an optionee ceases to serve as a director of our company. Options granted under the Director Plan are not transferable by the optionee other than by will, laws of descent and distribution, or as required by law.

Shares of common stock may be purchased from our company upon the exercise of an option by payment in cash or cash equivalent, through the delivery of shares of common stock having a fair market value equal to the cash exercise price of the option or any combination of the above, subject to the discretion of the board of directors.

Indemnification

As permitted under the Business Corporation Law of the State of New York, our Certificate of Incorporation provides that a director of our company will not be personally liable to our company or our shareholders for monetary damages for breach of a fiduciary duty owed to our company or our shareholders. By its terms and in accordance with the law of the State of New York, however, this provision does not eliminate or otherwise limit the liability of a director of our company for any breach of duty based upon (1) an act or omission (a) resulting from acts committed in bad faith or involving intentional misconduct or involving a knowing violation of law or (b) from which the director personally derived a financial benefit to which he was not legally entitled, or (2) an improper declaration of dividends or purchases of our securities or such other violation of section 719 of the Business Corporation Law of the State of New York.

Our Certificate of Incorporation and Bylaws provide that our company shall indemnify its directors and officers to the fullest extent permitted by New York law. In addition, we have entered into indemnification agreements with each of our directors and officers and we maintain directors' and officers' liability insurance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Reorganization; Conversion Agreements

In the Reorganization, certain executive officers and directors of our company exchanged debt and equity securities in two of our U.K subsidiaries for shares of our common stock and our Series A preferred stock. These issuances are described below:

•	Timothy M. Aitken, our executive chairman and former chief executive officer, and Aitken (English) Company Limited, an entity controlled by him, received an aggregate of 174,400 shares of Series A preferred stock and an aggregate of 22,733 shares of our common stock.

•	Sarah L. Eames, the chief executive officer, president and chief operating officer of our company, received 21,580 shares of Series A preferred stock and 2,813 shares of our common stock.

•	G. Richard Green, a director of our company, received 17,440 shares of Series A preferred stock and 57,995 shares of common stock. In addition, in the Reorganization, Orion Nominees Limited, an affiliate of Mr. Green, received 1,819 shares of our common stock.

•	Frederick S. Moseley IV, who served as a director of our company from July 2002 through December 2003, previously held positions with certain entities related to Triumph Capital Group, Inc. Specifically, through December 31, 2003, Mr. Moseley was president and a director of each of Triumph Capital Group, Inc., the general partner of the general partner of Triumph Partners III, L.P. (which has changed its name to Washington & Congress Capital Partners, L.P.) and the general partner of Triumph III Investors, L.P. Mr. Moseley also served as president of Triumph Corporate Finance Group, Inc. until October 3, 2003. Mr. Moseley and certain of his affiliates retain an indirect economic interest in Triumph Partners III, L.P. (which has changed its name to Washington & Congress Capital Partners, L.P.) and Triumph III Investors, L.P., including through their direct and indirect general partners. Mr. Moseley is currently chief executive officer and a member of the management board of, and holds an economic interest in, Washington & Congress Advisors, LLC and Washington & Congress Managers, LLC, which currently serve as the general partner and manager, respectively, of Washington & Congress Capital Partners, L.P. Triumph Partners III, L.P. (which has changed its name to Washington & Congress Capital Partners, L.P.) and Triumph III Investors, L.P. received an aggregate of 6,627,200 shares of our Series A preferred stock and 863,870 shares of our common stock in the Reorganization.

Pursuant to the Certificate of Amendment (relating to the Series A preferred stock) to our Certificate of Incorporation, the holders of our Series A preferred stock have the right to elect one director to our board of directors until such time as Triumph Partners III, L.P. (which has changed its name to Washington & Congress Capital Partners, L.P.) and its affiliates own less than 50% of the shares of Series A preferred stock issued to them in the Reorganization. Mr. Moseley, the designee of the Series A preferred shareholders, was a director of our company from July 2002 until December 24, 2003. The right of the holders of our Series A preferred stock to elect a director to our board will terminate upon the consummation of this offering, since Washington & Congress Capital Partners, L.P. and its affiliates have agreed to convert all of their shares of Series A preferred stock into shares of common stock at such time.

All of the holders of our Series A preferred stock have agreed to convert their shares into shares of our common stock upon the consummation of this offering. We have agreed to pay each of these holders, in addition to the accrued dividends on their shares of Series A preferred stock to which they are entitled pursuant to the Certificate of Amendment (relating to the Series A preferred stock) to our Certificate of Incorporation, a conversion fee of $0.26165 per share. Those holders who are affiliates of our company who have agreed to convert, together with their holdings of Series A preferred stock, the amount of the accrued dividends to which they are entitled (assuming that this offering is consummated on                         , 2004) and the amount of the conversion fee that we have agreed to pay them, are set forth below:

Name	Number of Shares of Series A Preferred Stock Held	Accrued Dividends (assuming that this offering is consummated on , 2004)	Conversion Fee
Aitken (English) Company Limited(1)	87,200		$22,816
Timothy M. Aitken	87,200		22,816
Sarah L. Eames	21,580		5,647
Charles F. Murphy	17,440		4,563
Orion Nominees Limited(2)	17,440		4,563
Washington & Congress Capital Partners, L.P.(3)	6,547,674		1,713,217
Wayne Palladino	5,232		1,369

(1)	Aitken (English) Company Limited is an affiliate of Timothy M. Aitken.
(2)	Orion Nominees Limited is an affiliate of G. Richard Green.
(3)	Does not include 79,526 shares of Series A preferred stock held by Triumph III Investors, L.P. or the conversion fee payable to Triumph III Investors, L.P.

Issuances of Shares

Issuance of Shares to Mr. Aitken and Ms. Eames and Related Transactions

For a description of the shares we issued in fiscal 2002 to Timothy M. Aitken, who was then serving as our executive chairman and chief executive officer, and Sarah L. Eames, who was then serving as our president and chief operating officer, and related transactions, see "Management—Executive Compensation—The Bonus Share Issuance and Related Transactions." We refer to such issuances as the "Bonus Share Issuances."

Sale of Shares to Hyperion and Triumph

On April 22, 2002, we entered into a stock purchase agreement with Hyperion TWH Fund II LLC, Triumph Partners III, L.P. (which has changed its name to Washington & Congress Capital Partners, L.P.) and Triumph III Investors, L.P. pursuant to which we agreed to sell 375,000 shares of our common stock to Hyperion TWH Fund II LLC and 375,000 shares of our common stock, in the aggregate, to Triumph Partners III, L.P. and Triumph III Investors, L.P. at $4.25 per share. Hyperion TWH Fund II LLC is an affiliate of the other three Hyperion funds that are shareholders in our company. Triumph Partners III, L.P. (which has changed its name to Washington & Congress Capital Partners, L.P.) and Triumph III Investors, L.P. were investors in Allied Holdings. We issued the 750,000 shares on April 30, 2002 and received proceeds of an aggregate of $3.2 million. Triumph Partners III, L.P. and Triumph III Investors, L.P. subsequently transferred an aggregate of 75,000 of the 375,000 shares issued to them to BNP Paribas.

We used approximately $2.2 million of the proceeds we received from the issuance of our shares of common stock to Hyperion and Triumph Partners III, L.P. (which has changed its name to Washington & Capital Partners, L.P.) and Triumph III Investors, L.P. to pay Mr. Aitken and Ms. Eames the cash bonus we were required to make to them in connection with the Bonus Share Issuances and we used approximately $0.9 million of the proceeds we received from the issuance of the shares of our common stock to Hyperion TWH Fund II, LLC and Triumph Partners III, L.P. (which has changed its name to Washington & Congress Capital Partners, L.P.) and Triumph III Investors, L.P. to make the loans we were required to make to Mr. Aitken and Ms. Eames in connection with the Bonus Share Issuances.

Registration of Shares for Selling Shareholders

We filed a registration statement on Form S-3 with the Securities and Exchange Commission covering resales of an aggregate of 23,479,157 shares of our common stock by the selling shareholders named in the registration statement. The registration statement was declared effective by the Securities and Exchange Commission on August 21, 2002. The 23,479,157 shares of common stock covered by the registration statement consist of:

•	10,132,590 shares of common stock that we issued in connection with the Reorganization (including 7,773,660 shares of common stock issuable upon the conversion of our Series A preferred stock);

•	11,800,210 shares of our common stock held by the Hyperion funds. The shares of our common stock held by the Hyperion funds that are covered by the registration statement were acquired by them in privately negotiated transactions and in open market purchases;

•	375,000 shares of our common stock issued in April 2002 to Triumph Partners III, L.P. (which has changed its name to Washington & Congress Capital Partners, L.P.) and Triumph III Investors, L.P. (75,000 of such shares were subsequently transferred to BNP Paribas); and

•	1,171,357 shares of our common stock issued to Timothy M. Aitken and Sarah L. Eames in the Bonus Share Issuances.

The registration statement was filed pursuant to a Registration Rights Agreement, dated as of July 25, 2002, that our company entered into at the consummation of the Reorganization.

Other Transactions with Principal Shareholders

Under a unit purchase agreement dated November 20, 1995, as amended (which we refer to as the "HPII Purchase Agreement"), pursuant to which Hyperion Partners II L.P. acquired its initial equity interest in our company, until July 31, 2001, Hyperion Partners II L.P. had the right to designate to our board of directors the greater of three directors or 40% of the number of directors constituting the entire board of directors. Lewis S. Ranieri, who served on our board of directors until June 7, 2002, and Scott A. Shay, who continues to serve on our board of directors, were the designees.

The HPII Purchase Agreement also provided that, for a period of five years commencing on May 30, 1996 and ending on May 30, 2001, all shares of common stock of our company held by Hyperion Partners II L.P. would be voted by Hyperion Partners II L.P. on any matter submitted to our shareholders in the same proportion as the votes cast by the other holders of shares of common stock of our company, with certain specified exceptions.

The HPII Purchase Agreement further provided that for the five-year period commencing on July 31, 1996 and ending on July 31, 2001, all actions to be taken by our board of directors would require the affirmative vote of a majority of the directors present at a duly constituted meeting (which is the status currently), except that it would require the affirmative vote of 66 2/3% of the entire board of directors to authorize any action taken with respect to a proposed acquisition, whether by purchase of stock or assets, of another company and any action to increase above seven the number of directors constituting the entire board of directors.

Other Transactions with Directors and Executive Officers

Frederick S. Moseley IV, who served as a director of our company from July 2002 through December 2003, previously held positions with certain entities related to Triumph Capital Group, Inc. Specifically, through December 31, 2003, Mr. Moseley was president and a director of each of Triumph Capital Group, Inc., the general partner of the general partner of Triumph Partners III, L.P. (which has changed its name to Washington & Congress Capital Partners, L.P.) and the general partner of Triumph III Investors, L.P. Mr. Moseley also served as president of Triumph Corporate Finance Group, Inc. until October 3, 2003. Each of Triumph Partners III, L.P. and Triumph III Investors, L.P. entered into agreements related to their December 1999 investment in Allied Healthcare (UK) and Allied Holdings. A number of such documents were amended in 2002 in the Reorganization.

Triumph Partners III, L.P. (which has changed its name to Washington & Congress Capital Partners, L.P.) and Triumph III Investors, L.P. received a majority of our shares of Series A preferred stock that we issued in the Reorganization.

Certain officers of our company have entered into employment agreements with our company. For more information, see "Management—Employment Agreements; Termination of Employment and Change-in-Control Arrangements."

In connection with the Refinancing in December 1999, our U.K. subsidiaries paid Triumph Corporate Finance Group, Inc. financial consulting fees of $0.9 million and, in connection with the amendment in September 2001 of the Senior Credit Facility to increase the amount of Allied Holdings' borrowings thereunder, our U.K. subsidiaries paid Triumph Corporate Finance Group, Inc. consulting fees of $0.6 million. Triumph Corporate Finance Group, Inc. is an affiliate of the former general partner of Triumph Partners III, L.P. (which has changed its name to Washington & Congress Capital Partners, L.P.), one of our current principal shareholders.

During our 2001 fiscal year, we granted options to purchase shares of common stock at $1.75 per share under our 1992 Stock Option Plan as follows: (1) 195,000 to Mr. Aitken, and (2) 150,000 to Ms. Eames. During our 2001 fiscal year, we granted options to purchase 50,000 shares of common stock at $1.81 per share under the 1992 Stock Option Plan to John B. Wynne, our former vice president and chief financial officer.

During our 2002 fiscal year, we granted options to purchase shares of common stock at $5.41 per share under our 2002 Stock Option Plan as follows: (1) 24,000 to Mr. Wynne, (2) 12,000 to David J. Macfarlane, a director of our company, and (3) 12,000 to John W. Matthews, a former director of our company.

During our 2003 fiscal year, we granted options to purchase shares of common stock at various exercise prices under our 2002 Stock Option Plan as follows: (1) 384,000 to Mr. Aitken, (2) 334,000 to Ms. Eames, (3) 99,000 to Mr. Murphy, (4) 6,000 to Mr. Macfarlane, a director of our company, (5) 9,000 to Mr. Palladino, a director of our company, (6) 7,000 to Dr. Peris, a director of our company, and (6) 100,000 to Mr. Bergeron, our former chief financial officer. Mr. Bergeron resigned from our company in May 2003, without such options ever having vested.

We awarded Mr. Aitken, effective December 2, 2003, 350,000 options to acquire common stock, vesting immediately and exercisable at a price of $5.70 per share, and, on November 25, 2003, a cash bonus of $400,000. We awarded Ms. Eames, effective December 2, 2003, 300,000 options to acquire common stock, vesting immediately and exercisable at a price of $5.70 per share, and, on November 25, 2003, a cash bonus of $300,000.

PRINCIPAL SHAREHOLDERS

The following table sets forth the number of shares of common stock and Series A preferred stock, and the percentage of voting stock, beneficially owned as of May 10, 2004 and after giving effect to this offering, by (1) each of our Named Executive Officers; (2) each director of our company; (3) all current executive officers and directors of our company as a group (8 persons), and (4) all persons known by us to be the beneficial owner of more than 5% of our outstanding voting stock.

Name	Number of Common Shares Beneficially Owned(1)		Number of Series A Preferred Shares Beneficially Owned(2)		Percentage of Voting Shares Beneficially Owned as of May , 2004(3)	Percentage of Voting Shares Beneficially Owned after this Offering
Directors and Officers:
Timothy M. Aitken	1,849,173	(4)	174,400	(5)	6.5%
Sarah L. Eames	1,016,971	(6)	21,580		3.4%
Daniel A. Bergeron(7)	—		—		—
Charles F. Murphy	101,099	(8)	17,440		*
G. Richard Green	70,414	(9)	17,440	(10)	*
David J. Macfarlane	10,000	(11)	—		*
Wayne Palladino	682	(12)	5,232		*
Jeffrey S. Peris	9,333	(13)	—		*
Scott A. Shay	11,860,610	(14)	—		39.6%
All current executive officers and directors as a group (8 persons)	14,918,282	(15)	236,092		47.7%
5% Shareholders:
Hyperion Partners II L.P.	11,860,610	(16)	—		39.6%
Hyperion TW Fund L.P.	11,860,610	(17)	—		39.6%
Hyperion TWH Fund LLC	11,860,610	(18)	—		39.6%
Hyperion TWH Fund II LLC	11,860,610	(19)	—		39.6%
Washington & Congress Capital Partners, L.P.	1,149,904	(20)	6,547,674	(20)	25.7%

*	Less than 1%.
(1)	Does not include the shares of common stock issuable upon conversion of the Series A preferred stock.
(2)	All of the shareholders listed in the table have agreed to convert their shares of Series A preferred stock into a like number of shares of our common stock upon the consummation of this offering in return for the payment of accrued and unpaid dividends and the payment of a conversion fee in the amount of $0.26165 per share.
(3)	As of May 10, 2004, the voting shares of our company consist of 22,191,294 outstanding shares of common stock and 7,773,660 outstanding shares of Series A preferred stock. The percentage given for each shareholder assumes that such shareholder has exercised the options held by him that are exercisable within 60 days of May 10, 2004, but that no other shareholders have exercised the options held by them.
(4)	Consists of 644,807 shares of common stock held by Mr. Aitken, 11,366 shares of common stock held by Aitken (English) Company Limited, an affiliate of Mr. Aitken, 20,000 shares held by the Aitken Living Trust, a trust of which Mr. Aitken is the sole beneficiary and the sole trustee, and 1,173,000 shares subject to options held by Mr. Aitken that are exercisable within 60 days of May 10, 2004. Does not include an additional 256,000 shares subject to options held by Mr. Aitken that are not exercisable within 60 days of May 10, 2004.

(5)	Consists of 87,200 shares of Series A preferred stock held by Mr. Aitken and 87,200 shares of Series A preferred stock held by Aitken (English) Company Limited, an affiliate of Mr. Aitken.
(6)	Consists of 451,638 shares of common stock held by Ms. Eames, 4,000 shares of common stock held jointly by Ms. Eames and her husband and 561,333 shares subject to options held by Ms. Eames that are exercisable within 60 days of May 10, 2004. Does not include an additional 222,667 shares subject to options held by Ms. Eames that are not exercisable within 60 days of May 10, 2004.
(7)	Mr. Bergeron served as vice president and chief financial officer of our company from November 4, 2002 until May 16, 2003.
(8)	Consists of 68,099 shares of common stock held by Mr. Murphy and 33,000 shares subject to options held by Mr. Murphy that are exercisable within 60 days of May 10, 2004. Does not include an additional 66,000 shares subject to options held by Mr. Murphy that are not exercisable within 60 days of May 10, 2004.
(9)	Consists of 60,995 shares of common stock held by Mr. Green, 1,819 shares of common stock held by Orion Nominees Limited, an affiliate of Mr. Green, 5,000 shares subject to options held by Mr. Green that are exercisable within 60 days of May 10, 2004 and 2,600 shares owned of record by Mr. Green's wife, as to which Mr. Green disclaims beneficial ownership. Mr. Green shares voting and dispositive power over the shares of common stock held by Orion Nominees Limited.
(10)	Consists of 17,440 shares of Series A preferred stock held by Orion Nominees Limited, an affiliate of Mr. Green. Mr. Green shares voting and dispositive power over the shares of Series A preferred stock held by Orion Nominees Limited.
(11)	Consists of 10,000 shares subject to options held by Mr. Macfarlane that are exercisable within 60 days of May 10, 2004. Does not include an additional 8,000 shares subject to options held by Mr. Macfarlane that are not exercisable within 60 days of May 10, 2004.
(12)	Does not include an additional 9,000 shares subject to options held by Mr. Palladino that are not exercisable within 60 days of May 10, 2004.
(13)	Consists of 2,000 shares of common stock held by Dr. Peris and 7,333 shares subject to options held by Dr. Peris that are exercisable within 60 days of May 10, 2004. Does not include an additional 4,667 shares subject to options held by Dr. Peris that are not exercisable within 60 days of May 10, 2004.
(14)	Consists of 6,854,454 shares of common stock owned by Hyperion Partners II L.P., 4,148,456 shares of common stock owned by Hyperion TW Fund L.P., 482,700 shares of common stock owned by Hyperion TWH Fund LLC and 375,000 shares of common stock owned by Hyperion TWH Fund II LLC, each of which are affiliates of Mr. Shay and as to which Mr. Shay disclaims beneficial ownership except to the extent of his pecuniary interest therein. Mr. Shay shares voting and dispositive power over all of such shares of common stock.
(15)	Includes an aggregate of 1,789,666 shares subject to options held by our executive officers and directors that are exercisable within 60 days of May 10, 2004 and 2,600 shares owned of record by Mr. Green's wife, as to which Mr. Green disclaims beneficial ownership.
(16)	Consists of (a) 6,854,454 shares of common stock held by Hyperion Partners II L.P. and (b) 4,148,456 shares of common stock beneficially owned by Hyperion TW Fund L.P., 482,700 shares of common stock beneficially owned by Hyperion TWH Fund LLC and 375,000 shares of common stock beneficially owned by Hyperion TWH Fund II LLC, each of which are affiliates of Hyperion Partners II L.P. and as to which Hyperion Partners II L.P. disclaims beneficial ownership except to the extent of its pecuniary interest therein. Scott A. Shay, a director of our company, may be deemed to be the beneficial owner of all of such shares of common stock. Mr. Shay disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.
(17)	Consists of (a) 4,148,456 shares of common stock held by Hyperion TW Fund L.P. and (b) 6,854,454 shares of common stock beneficially owned by Hyperion Partners II L.P., 482,700 shares of common stock beneficially owned by Hyperion TWH Fund LLC and 375,000 shares of common stock beneficially owned by Hyperion TWH Fund II LLC, each of which are affiliates of Hyperion TW Fund L.P. and as to which Hyperion TW Fund L.P. disclaims beneficial ownership. Scott A. Shay, a director of our company, may be deemed to be the beneficial owner of all of such shares of common stock. Mr. Shay disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.
(18)	Consists of (a) 482,700 shares of common stock held by Hyperion TWH Fund LLC and (b) 6,854,454 shares of common stock beneficially owned by Hyperion Partners II L.P., 4,148,456 shares of common stock beneficially owned by Hyperion TW Fund L.P. and 375,000 shares of common stock beneficially owned by Hyperion TWH Fund II LLC, each of which are affiliates of Hyperion TWH Fund LLC and as to which Hyperion TWH Fund LLC disclaims beneficial ownership. Scott A. Shay, a director of our company, may be deemed to be the beneficial owner of all of such shares of common stock. Mr. Shay disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.
(19)	Consists of (a) 375,000 shares of common stock held by Hyperion TWH Fund II LLC and (b) 6,854,454 shares of common stock beneficially owned by Hyperion Partners II L.P., 4,148,456 shares of common stock beneficially owned by Hyperion TW Fund L.P. and 482,700 shares of common stock beneficially owned by Hyperion TWH Fund LLC, each of which are affiliates of Hyperion TWH Fund II LLC and as to which Hyperion TWH Fund II LLC disclaims beneficial ownership. Scott A. Shay, a director of our company, may be deemed to be the beneficial owner of all of such shares of common stock. Mr. Shay disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.
(20)	The holdings of shares of common stock excludes 13,966 shares of common stock held by Triumph III Investors, L.P. The holdings of shares of Series A preferred stock excludes 79,526 shares of Series A preferred stock held by Triumph III Investors, L.P. Washington & Congress Capital Partners, L.P. may be deemed to be a member of a group that includes Triumph III Investors, L.P.

DESCRIPTION OF SECURITIES

As of the date of this prospectus, our authorized capital stock consists of 62 million shares of common stock and 10 million shares of preferred stock, of which eight million are currently designated as Series A preferred stock. As of May 10, 2004, there are 22,191,294 shares of our common stock and 7,773,660 shares of our Series A preferred stock outstanding.

Common Stock

Holders of common stock have the right to cast one vote, in person or by proxy, for each share owned of record on all matters submitted to a vote, including the election of directors.

Holders of our common stock are entitled to share proportionately in any dividends that may be declared by the board of directors on our common stock out of funds legally available for dividends. They are also entitled to share proportionately in all of our assets available for distribution to holders of shares of common stock upon the liquidation, dissolution or winding up of the affairs of our company. Holders of common stock do not have preemptive, subscription or conversion rights.

Preferred Stock

Our board of directors has the power, without further vote of our shareholders, to authorize the issuance of up to a total of ten million shares of our preferred stock (of which eight million are currently designated as Series A preferred stock) and to fix the terms, limitations, rights, powers and preferences of any of these shares of preferred stock. This power includes the ability to establish voting, dividend, redemption, conversion, liquidation and other rights and preferences for any of these shares.

Series A Preferred Stock

We are authorized to issue up to eight million shares of Series A preferred stock, of which 7,773,660 shares are outstanding as of the date of this prospectus. The shares of Series A preferred stock were issued in the Reorganization of our company in July 2002. In the Reorganization, subordinated debt and equity investments in two of our U.K. subsidiaries were exchanged for shares of our common stock and shares of our new Series A preferred stock. The terms of the Series A preferred stock are set forth in the Certificate of Amendment (relating to the Series A preferred stock) to our Certificate of Incorporation, which we refer to as the "Certificate of Amendment."

Each share of Series A preferred stock is currently convertible into one share of common stock. Except with respect to the directors to be elected by the holders of the Series A preferred stock, voting as a class, the Series A preferred stock and our common stock will vote as a single class on all matters submitted to a vote of our shareholders.

Until Washington & Congress Capital Partners, L.P. and its affiliates beneficially own less than 50% of the shares of Series A preferred stock issued to them in the Reorganization, the holders of Series A preferred stock are entitled, voting as a separate class, to elect one director to our board of directors. In addition, the Series A preferred stock and our common stock will vote as a single class in the election of all other directors of our board of directors. This right of the holders of our Series A preferred stock to elect a director to our board will terminate upon the consummation of this offering, since Washington & Congress Capital Partners, L.P. and its affiliates have agreed to convert all of their shares of Series A preferred stock into shares of common stock at such time.

Each share of Series A preferred stock is entitled to receive cumulative, compounding dividends, out of funds legally available thereof, at the per share rate of 9.375% of £2.867 ($4.53 at the fixed exchange rate of $1.58 set forth in an amendment to the Certificate of Amendment) per year, resulting in an annual uncompounded dividend obligation of approximately $3.3 million per year. The shares of Series A preferred stock are entitled to receive dividends at a higher rate in the event of a covenant breach (as that term is defined in the Certificate of Amendment).

Pursuant to Conversion Agreements that we have entered into with all of the holders of our Series A preferred stock, such holders (who collectively own 7,773,660 shares of Series A preferred stock) have agreed to convert their shares into a like number of shares of common stock upon the consummation of this offering in return for the payment of accrued but unpaid dividends and a conversion fee of approximately $.26165 per share. We will pay the holders of our Series A preferred stock an aggregate of $                   in respect of accrued and unpaid dividends on their shares of Series A preferred stock (assuming that this offering is consummated on                  , 2004) and conversion fees in the aggregate amount of $2,033,999. The Conversion Agreements provide that if, at any time during the six-month period beginning on the date of this prospectus, the shares of our common stock trade at $11.32 for ten days during any period of thirty consecutive trading days (such tenth day being the "Threshold Date"), then the holders shall repay a portion of their conversion fee to us. The portion of the conversion fee to be repaid to us shall be equal to the product of the conversion fee and a fraction, the numerator of which shall be the number of days remaining in the six-month period after the Threshold Date and the denominator of which shall be 180.

Transfer Agent

American Stock Transfer & Trust Company, based in New York, New York, serves as transfer agent for the shares of our common stock and our Series A preferred stock.

CERTAIN U.S. FEDERAL TAX
CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the expected material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a "non-U.S. holder." We assume in this discussion that you will hold our common stock issued in this offering as a capital asset within the meaning of the Internal Revenue Code of 1986, as currently amended. This discussion does not address all aspects of taxation that may be relevant to particular non-U.S. holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this description of U.S. tax consequences does not address the tax treatment of special classes of non-U.S. holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons holding our common stock as part of a hedging or conversion transaction or as part of a "straddle," or U.S. expatriates. This discussion is based on current provisions of the Internal Revenue Code, U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not give a detailed discussion of any state, local or foreign tax considerations. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction or under any applicable tax treaty.

For purposes of this discussion, a "U.S. person" means any one of the following:

•	a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including for this purpose any other entity, either organized within or without the United States, that is treated as a partnership for U.S. federal income tax purposes) holds the shares, the tax treatment of a partner as a beneficial owner of the shares generally will depend upon the status of the partner and the activities of the partnership. Foreign partnerships also generally are subject to special U.S. federal income tax documentation requirements.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." If we pay dividends on shares of our common stock, however, such dividends will generally be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty and we have received proper certification (generally on IRS Form W-8BEN)of the application of such income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if provided in an applicable income tax treaty, dividends that are attributable to a non-U.S. holder's permanent establishment in the United States, are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements (generally on IRS Form W-ECI). In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

Gain on Disposition

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the sale, exchange or other disposition and certain other requirements are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of (i) the period during which you hold our common stock or (ii) the 5-year period ending on the date you dispose of our common stock and, assuming that our common stock is regularly traded on an established securities market for tax purposes, the non-U.S. holder held, directly or indirectly, at any time within the five-year period preceding such disposition more than 5% of such regularly traded common stock.

We believe that we are not currently and do not anticipate becoming a USRPHC. However, since the determination of USRPHC status in the future will be based upon the composition of our assets from time to time and there are uncertainties in the application of certain relevant rules, there can be no assurance that we will not become a USRPHC in the future.

U.S. Federal Estate Taxes

Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

A non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a U.S. person as described above (generally on IRS Form W-8BEN), or otherwise establish an exemption, in order to avoid backup withholding and information reporting tax requirements with respect to our payments of dividends on our common stock.

The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through the United States office of a broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. Information reporting requirements, but not backup withholding, will also apply to payments of the proceeds from sales of our common stock by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

The foregoing discussion is included for general information only. Each prospective purchaser is urged to consult his tax advisor with respect to the United States federal income tax and federal estate tax consequences of the ownership and disposition of common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that market sales of our shares or the availability of any of our shares for sale will have on the market price of the shares of our common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise capital through the sale of our securities.

We have 22,191,294 shares of common stock and 7,773,660 shares of Series A preferred stock outstanding. (All of the holders of our Series A preferred stock have agreed to convert their shares into a like number of shares of common stock upon the consummation of this offering.) Except for 669,738 shares of our common stock held by two of our shareholders, all of our outstanding shares of common stock (and all of the shares of common stock issuable upon exercise of the Series A preferred stock) are either freely tradeable or have been registered for resale so that they may be freely sold by the holders thereof. In addition, the          shares of our common stock offered hereby by us (           shares of our common stock if the underwriters' over-allotment option is exercised in full) will also be freely tradeable without restriction or further registration under the Securities Act of 1933, except that any shares purchased by our affiliates, as that term is defined Rule 144 under the Securities Act of 1933, may only be sold in compliance with the manner of sale, volume limitations (the shares sold by any affiliate within any three-month period may not exceed 1% of the greater of the outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding the sale) and other provisions of Rule 144. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer.

Lock-Up Agreements

Certain of our shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of our common stock held by them or any security convertible into or exchangeable for common stock for a period of 90 days from the date of this prospectus without the prior written consent of Friedman Billings Ramsey. Assuming that this offering is consummated, the shareholders subject to such lock-up restrictions will hold              shares of our common stock (including shares of common stock issued upon the conversion of shares of Series A preferred stock upon the consummation of this offering), which will represent approximately       % of our outstanding common stock (      % if the underwriters' over-allotment option is exercised in full).

We have agreed with the underwriters not to issue, sell or otherwise dispose of any shares of common stock during the         -day period following the date of this prospectus. We may, however, grant options to purchase shares of common stock and issue shares of common stock upon the exercise of outstanding options under our existing stock option plans, as well as upon the conversion of shares of our Series A preferred stock and pursuant to our obligations under earnout or similar arrangements. We may also issue shares in connection with any acquisitions that we may enter into during the lock-up period.

Stock Options

As of May     , 2004, options to purchase an aggregate of 2,682,334 shares of our common stock were outstanding, 1,887,444 of which are currently exercisable or will be exercisable within 60 days of May     , 2004. Of the shares underlying these options,                  are subject to the lock-up agreements described above limiting their sale for a period of          days after the date of this prospectus. All of the shares issuable upon the exercise of stock options are registered and will be able to be freely sold when issued.

Registration of Shares for Selling Shareholders

We filed a registration statement on Form S-3 with the Securities and Exchange Commission covering resales of an aggregate of 23,479,157 shares of our common stock by the selling shareholders named in the registration statement. The registration statement was declared effective by the Securities and Exchange Commission on August 21, 2002. The 23,479,157 shares of common stock covered by the registration statement consist of:

•	10,132,590 shares of common stock that we issued in connection with the Reorganization (including 7,773,660 shares of common stock issuable upon the conversion of our Series A preferred stock);

•	11,800,210 shares of our common stock held by the Hyperion funds. The shares of our common stock held by the Hyperion funds that are covered by the registration statement were acquired by them in privately negotiated transactions and in open market purchases;

•	375,000 shares of our common stock issued in April 2002 to Triumph Partners III, L.P. (which has changed its name to Washington & Congress Capital Partners, L.P.) and Triumph III Investors, L.P. (75,000 of such shares were subsequently transferred to BNP Paribas); and

•	1,171,357 shares of our common stock issued to Timothy M. Aitken and Sarah L. Eames in the Bonus Share Issuances.

The registration statement was filed pursuant to a Registration Rights Agreement, dated as of July 25, 2002, that our company entered into at the consummation of the Reorganization.

In addition, in February 2004 we filed a registration statement on Form S-8 relating to our 2002 Stock Option Plan. The registration statement on Form S-8 contains a resale prospectus pursuant to which affiliates of our company who are issued shares of our common stock upon the exercise of stock options can freely resell such shares.

UNDERWRITING

The underwriters named below are acting through their representative, Friedman, Billing, Ramsey & Co., Inc. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed, severally and not jointly, to purchase from us the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to certain conditions. The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

Underwriters	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.
SG Cowen & Co., LLC
Harris Nesbitt Corp.

Total

The underwriters propose to offer our common stock directly to the public at $           per share and to certain dealers at this price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $             per share to certain dealers.

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to                additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase                    additional shares of our common stock to cover over-allotments.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We expect to incur expenses of approximately $           in connection with this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

Our officers, directors and certain of our large shareholders have agreed with the underwriters not to offer, sell, contract to sell, pledge (other than to our company), hedge or otherwise dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc. Friedman, Billings, Ramsey & Co., Inc. is unaware of any circumstances under which it may release any securities holder from the respective lockup agreement. These transfer restrictions do not apply to shares of common stock purchased in the secondary market following this offering.

Our common stock trades on the Nasdaq National Market under the symbol "AHCI."

We have agreed to reimburse Friedman, Billings, Ramsey & Co., Inc. for its out-of-pocket expenses in connection with the road show costs.

In connection with the public offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely effect investors who purchase in the public offering. Stabilizing transactions consist of various bids for or purchase of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the representatives a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise effect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon by Brown Raysman Millstein Felder & Steiner LLP. Leslie J. Levinson, the secretary of our company, is a partner of Brown Raysman Millstein Felder & Steiner LLP. Mayer, Brown, Rowe & Maw, LLP is counsel for the underwriters in this offering.

EXPERTS

The consolidated financial statements as of September 30, 2003, and for the year then ended, included in this prospectus and the related financial statement schedules for the year ended September 30, 2003, included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Our consolidated financial statements and schedules as of September 30, 2002 and for the fiscal years ended September 30, 2002 and 2001, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Our company is required by the Securities Exchange Act of 1934 to file reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed with the Securities and Exchange Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549. For

more information on its public reference facilities, you can call the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Website that contains reports, proxy and information statements and other information regarding issuers that file electronically. The address of the site is http://www.sec.gov.

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, for the shares being offered under the Securities Act of 1933. This prospectus is only a part of the registration statement and does not contain all of the information filed with the Securities and Exchange Commission. While statements in this prospectus concerning the provisions of contracts or other documents describe the material terms of the provisions that are being described, they do not discuss all of the terms of those contracts or other documents. In each instance, the complete details of each contract or document are contained in the exhibits filed with the registration statement. Refer to the exhibit of each contract or document to obtain additional information. For additional information about our company and the shares being issued in this offering, refer to the registration statement and the accompanying exhibits. You may obtain this information in any of the ways set forth above.

INDEX TO FINANCIAL STATEMENTS

Financial Statements of Allied Healthcare International Inc.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Allied Healthcare International Inc.
New York, NY

We have audited the accompanying consolidated balance sheet of Allied Healthcare International Inc. and subsidiaries (the "Company") as of September 30, 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. Our audit also included the financial statement schedules for the year ended September 30, 2003 listed in the index at Item 15. These financial statements and the financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules for the year ended September 30, 2003, when considered in relation to the basic consolidated financial statements for the year ended September 30, 2003 taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Jericho, New York
December 10, 2003
(May 17, 2004 as to Note 16)

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Allied Healthcare International Inc.

We have audited the accompanying consolidated balance sheet of Allied Healthcare International Inc. (the "Company") as of September 30, 2002 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended September 30, 2002 and 2001. Our audits also included the financial statement schedules listed in the Index at Item 15 for the years ended September 30, 2002 and 2001. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allied Healthcare International Inc. at September 30, 2002, and the consolidated results of its operations and its cash flows for the years ended September 30, 2002 and 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules for the years ended September 30, 2002 and 2001, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2, the Company changed its method of accounting for goodwill and other intangibles effective October 1, 2001.

/s/ Ernst & Young LLP

New York, New York
November 8, 2002

ALLIED HEALTHCARE INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Per Share Data)

	September 30, 2003	September 30, 2002
ASSETS
Current assets:
Cash and cash equivalents	$21,691	$18,278
Restricted cash	37,693	19,840
Accounts receivable, less allowance for doubtful accounts of $3,346 and $22,849, respectively	35,745	32,113
Unbilled accounts receivable	11,278	7,046
Assets of discontinued operations	—	8,733
Inventories	431	359
Prepaid expenses and other assets	1,772	1,642
Total current assets	108,610	88,011
Property and equipment, net	10,326	8,098
Restricted cash	3,008	43,678
Intangible assets, net	185,722	123,514
Deferred financing costs and other assets	4,002	4,812
Total assets	$311,668	$268,113
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Notes payable	$37,693	$19,840
Short-term debt	—	3,480
Current portion of long-term debt	9,005	6,249
Dividends payable	4,464	941
Liabilities of discontinued operations	690	1,270
Accounts payable	2,676	1,505
Accrued expenses	24,969	23,995
Taxes payable	4,332	4,813
Total current liabilities	83,829	62,093
Long-term debt	118,680	118,961
Derivative liability	211	—
Deferred income taxes and other long-term liabilities	634	862
Total liabilities	203,354	181,916
Commitments and contingencies
Redeemable convertible Series A preferred stock, $.01 par value; authorized 8,000 shares, 7,774 shares issued and outstanding (liquidation value $35,213)	33,151	32,254
Shareholders' equity:
Preferred stock, $.01 par value; authorized 2,000 shares, issued and outstanding — none	—	—
Common stock, $.01 par value; authorized 62,000 shares, issued 22,689 and 20,945 shares, respectively	227	209
Additional paid-in capital	142,897	139,309
Accumulated other comprehensive income (loss)	3,140	(3,112)
Accumulated deficit	(68,814)	(80,785)
	77,450	55,621
Less notes receivable from officers	(1,002)	(958)
Less cost of treasury stock (408 and 266 shares, respectively)	(1,285)	(720)
Total shareholders' equity	75,163	53,943
Total liabilities and shareholders' equity	$311,668	$268,113

See notes to consolidated financial statements.

ALLIED HEALTHCARE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Data)

	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
	2003	2002	2001
Revenues:
Net patient services	$287,964	$237,890	$130,719
Net respiratory, medical equipment and supplies	6,415	4,938	7,322
Total revenues	294,379	242,828	138,041
Cost of revenues:
Patient services	209,422	173,869	90,614
Respiratory, medical equipment and supplies	3,634	2,880	4,936
Total cost of revenues	213,056	176,749	95,550
Gross profit	81,323	66,079	42,491
Selling, general and administrative expenses	53,648	48,847	32,514
General and administrative expenses related to mail-order operations	—	—	3,883
Losses due to sale of subsidiary	—	—	354
Operating income	27,675	17,232	5,740
Interest income	(2,032)	(3,024)	(1,587)
Interest expense	13,311	16,496	10,020
Gain on settlement of PIK interest	—	(5,143)	—
Foreign exchange loss	18	19	400
Income (loss) before income taxes, minority interest and discontinued operations	16,378	8,884	(3,093)
Provision for income taxes	4,910	4,971	24,117
Income (loss) before minority interest and discontinued operations	11,468	3,913	(27,210)
Minority interest	—	120	22
Income (loss) from continuing operations	11,468	3,793	(27,232)
Discontinued operations:
(Loss) income from discontinued operations	(16)	1,001	620
Gain on disposal of subsidiaries, net of taxes of $775	519	—	—
	503	1,001	620
Net income (loss)	11,971	4,794	(26,612)
Redeemable preferred dividends and accretion	4,005	1,016	—
Net income (loss) available to common shareholders	$7,966	$3,778	$(26,612)
Basic and diluted income (loss) per share of common stock from:
Income (loss) from continuing operations	$0.34	$0.15	$(1.57)
Income from discontinued operations	0.02	0.05	0.04
Net income (loss) available to common shareholders	$0.36	$0.20	$(1.53)
Weighted average number of common shares outstanding:
Basic	21,962	18,565	17,408
Diluted	22,304	18,932	17,408

See notes to consolidated financial statements.

ALLIED HEALTHCARE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In Thousands)

				Accumulated Other Comprehensive (Loss) Income
	Common Stock		Additional Paid-in Capital		Retained (Deficit) Earnings	Officers' Loan	Treasury Shares	Total
	Shares	Amount

Balance, October 1, 2000	17,551	$176	$128,070	$(6,248)	$(58,967)	$—	$—	$63,031
Comprehensive loss:
Net loss					(26,612)			(26,612)
Foreign currency translation adjustment				648				648
Comprehensive loss								(25,964)
Issuance of common stock for exercise of stock options	4		7					7
Cost of treasury shares							(720)	(720)
Balance, September 30, 2001	17,555	176	128,077	(5,600)	(85,579)	—	(720)	36,354
Comprehensive income:
Net income					4,794			4,794
Foreign currency translation adjustment				2,488				2,488
Comprehensive income								7,282
Issuance of common stock for:
Hyperion shares	375	4	1,590					1,594
Triumph shares	375	4	1,590					1,594
Non-cash based compensation	1,171	11	4,205					4,216
Reorganization	1,469	14	5,727					5,741
Common stock issuance costs			(864)					(864)
Accretion of Series A preferred stock issuance costs			(75)					(75)
Dividends on Series A preferred stock			(941)					(941)
Notes issued to officers						(940)		(940)
Interest on notes to officers						(18)		(18)
Balance, September 30, 2002	20,945	209	139,309	(3,112)	(80,785)	(958)	(720)	53,943
Comprehensive income:
Net income					11,971			11,971
Foreign currency translation adjustment				6,252				6,252
Comprehensive income								18,223
Issuance of common stock for:
Reorganization	890	9	3,471					3,480
Acquisition of Medic-One Group Limited	670	7	2,873					2,880
Exercise of stock options	184	2	666					668
Common stock issuance costs			(20)					(20)
Accretion of Series A preferred stock issuance costs			(482)					(482)
Dividends on Series A preferred stock			(3,523)					(3,523)
Issuance of warrants for professional services			603					603
Cost of treasury shares							(565)	(565)
Interest on notes to officers						(44)		(44)
Balance, September 30, 2003	22,689	$227	$142,897	$3,140	$(68,814)	$(1,002)	$(1,285)	$75,163

See notes to consolidated financial statements.

ALLIED HEALTHCARE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
	2003	2002	2001
Cash flows from operating activities:
Net income (loss)	$11,971	$4,794	$(26,612)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Income from discontinued operations	(503)	(1,001)	(620)
Depreciation and amortization	1,778	1,337	1,402
Amortization of goodwill	—	—	3,722
Amortization of other intangible assets	207	—	3
Amortization of debt issuance costs and warrants	1,858	2,218	1,117
Provision for doubtful accounts	1,205	985	2,586
(Gain) loss on sale of fixed assets	(48)	(13)	33
Losses due to sale of subsidiary	—	—	354
Interest in kind	645	3,063	3,964
Minority interest	—	120	22
Stock based compensation — employees	587	5,835	—
Interest accrued on loans to officers	(44)	(18)	—
Write-off of deferred financing fees and debt discount	613	925	—
Gain on settlement of PIK interest	—	(5,143)	—
Gain on acquisition of minority interest	—	(179)	—
Deferred income taxes	(906)	159	21,494
Changes in assets and liabilities, excluding the effect of businesses acquired and sold:
Increase in accounts receivable	(30)	(3,251)	(4,511)
(Increase) decrease in inventories	(45)	1	(414)
Increase in prepaid expenses and other assets	(3,313)	(1,434)	(1,305)
Increase (decrease) in accounts payable and other liabilities	674	(1,268)	1,376
Net cash provided by continuing operations	14,649	7,130	2,611
Net cash provided by (used in) discontinued operations	461	2,936	(259)
Net cash provided by operating activities	15,110	10,066	2,352
Cash flows from investing activities:
Capital expenditures	(4,026)	(3,091)	(1,259)
Proceeds from sale of property and equipment	175	105	12
Notes issued to officers	—	(940)	—
Proceeds from sale of discontinued operations	8,195	—	—
Payments for acquisitions — net of cash acquired	(9,531)	(2,047)	(14,616)
Proceeds limited to future acquisitions	26,053	11,018	(52,487)
Proceeds from sale of business	—	—	15,075
Payments on acquisitions payable	(7,031)	(1,038)	(2,163)
Net cash provided by (used in) investing activities	13,835	4,007	(55,438)

(Continued)

See notes to consolidated financial statements.

ALLIED HEALTHCARE INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In Thousands)

	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
	2003	2002	2001
Cash flows from financing activities:
Payments for financing fees and issuance costs	(20)	(4,053)	(2,004)
Proceeds from issuance of stock	—	3,188	—
Payments on notes payable	(19,363)	(4,575)	—
Payments on revolving loan	—	—	(6,550)
Proceeds from long-term debt	—	—	72,115
Principal payments on long-term debt	(6,727)	(5,150)	(4,038)
Payments for treasury shares acquired	(565)	—	(720)
Stock options and warrants exercised, net, including tax benefit	80	—	7
Net cash (used in) provided by financing activities	(26,595)	(10,590)	58,810
Effect of exchange rate on cash	1,063	1,461	584
Increase in cash	3,413	4,944	6,308
Cash and cash equivalents, beginning of period	18,278	13,334	7,026
Cash and cash equivalents, end of period	$21,691	$18,278	$13,334
Supplemental cash flow information:
Cash paid for interest	$10,679	$10,728	$5,669
Cash paid for income taxes, net	$6,691	$5,914	$2,101
Supplemental disclosure of non-cash investing and financing activities:
Details of business acquired in purchase transactions:
Fair value of assets acquired	$12,254	$2,525	$44,395
Liabilities assumed or incurred	$2,408	$341	$6,080
Cash paid for acquisitions (including related expenses)	$9,846	$2,184	$18,297
Cash acquired	315	137	3,681
Net cash paid for acquisitions	$9,531	$2,047	$14,616
Issuance of notes payable	$36,026	$3,747	$20,018
Issuance of common stock	$6,360	$9,960
Issuance of Series A preferred stock		$35,051

See notes to consolidated financial statements.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Per Share Data)

1.    Business and Operations:

Allied Healthcare International Inc. and its subsidiaries (the "Company") is one of the leading providers of flexible healthcare staffing services, including nursing and ancillary services, to the United Kingdom ("U.K.") healthcare industry. The Company operates a community-based network of over 115 branches, with the capacity to provide nurses, carers (often referred to as home health aides in the United States) and specialized medical personnel to locations covering approximately 90% of the population of Great Britain. The Company provides healthcare staffing services to hospitals, local governmental authorities, nursing homes and private patients in the U.K. Through its U.K. operations, the Company also supplies medical grade oxygen for use in respiratory therapy to the U.K. pharmacy market and to private patients in Northern Ireland.

2.    Summary of Significant Accounting Policies:

Basis of Accounting and Principles of Consolidation:

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S."). All intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents:

Cash and cash equivalents include highly liquid short-term investments purchased with initial maturities of 90 days or less.

Restricted Cash:

Restricted cash represents proceeds limited to future acquisitions. The proceeds refer to amounts available for payment of consideration for certain permitted acquisitions under our senior collateralized term and revolving credit facility (the "Senior Credit Facility"), including the payment of contingent consideration for completed transactions, which have been advanced under the Senior Credit Facility.

The current portion of restricted cash represents the amount on deposit, as required by the senior credit lender, for the sole purpose of repaying the notes payable issued in connection with the acquisition of certain U.K. flexible staffing agencies. (See Notes 4 and 7.)

Inventories:

Inventories, which consist primarily of finished goods, include oxygen for use in respiratory therapy, ancillary medical supplies and certain medical equipment, are valued at the lower of cost (determined using a first-in, first-out method) or market.

Property and Equipment:

Property and equipment, including revenue-producing equipment, is carried at cost, net of accumulated depreciation and amortization. Revenue-producing equipment consists of oxygen cylinders, oxygen concentrators and oxygen values. Depreciation for revenue-producing equipment is provided on the straight-line method over their estimated useful lives ranging from seven to twenty years. Buildings are being depreciated over their useful lives of twenty-five to fifty years and leasehold improvements are amortized over the related lease terms or estimated useful lives, whichever is shorter.

Intangible Assets:

Intangible assets, consisting principally of goodwill, are carried at cost, net of accumulated amortization. All goodwill is enterprise goodwill.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

In accordance with Statement of Financial Accounting Standards ("FAS") No. 142, "Goodwill and Other Intangible Assets" ("FAS No. 142"), all goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization but will be subject to annual impairment tests. The Company completed its annual impairment test required under FAS No. 142 during the fourth quarter of fiscal 2003 and determined there is no impairment to its recorded goodwill balance.

Had amortization of goodwill not been recorded during the year ended September 30, 2001, the net loss would have been reduced by $3,722, net of taxes, and basic and diluted net loss per share would have decreased by $0.21.

The following table presents the changes in the carrying amount of goodwill for the year ended September 30, 2003:

	Year Ended September 30, 2003
	U.K. Operations	U.S. Corporate	Total
Balance at September 30, 2002	$121,214	$2,300	$123,514
Goodwill acquired during year	51,983	—	51,983
Foreign exchange effect	8,206	—	8,206
Balance at September 30, 2003	$181,403	$2,300	$183,703

Of the $51,983 of goodwill acquired during the year ended September 30, 2003, $41,036 related to the Company's fiscal 2001 through fiscal 2003 acquisitions of various flexible staffing agencies that had earned contingent consideration based upon the earnings of the acquired entities. The Company satisfied its obligation to pay under these contingent consideration agreements by cash payments as well as the issuance of notes payable. Accordingly, in the first quarter of fiscal 2003, the Company issued notes payable of $36,026 to satisfy amounts owed under these agreements. The notes predominately relate to the Company's September 27, 2001 acquisition of the issued and outstanding shares of Staffing Enterprise Limited and Staffing Enterprise (PSV) Limited (collectively, "Staffing Enterprise"), a London based provider of flexible staffing of specialist nurses and other healthcare professionals to London NHS Trust and independent hospitals.

Intangible assets subject to amortization after the adoption of FAS No. 142 are being amortized on the straight-line method and consist of the following:

		September 30, 2003
	Range of Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	10	$1,996	$150	$1,846
Trade names	3	175	49	126
Non-Compete agreements	10	43	11	32
Favorable leasehold interests	2 – 5	20	5	15
Total		$2,234	$215	$2,019

Amortization expense for other intangible assets still subject to amortization was $207 for the year ended September 30, 2003. At September 30, 2003, estimated future amortization expense of other intangible assets still subject to amortization is as follows: approximately $281, $274, $214, $202 and $200 for the years ended September 30, 2004, 2005, 2006, 2007 and 2008, respectively.

Deferred Financing Costs:

Costs incurred in obtaining long-term financing are amortized over the terms of the long-term financing agreements using the interest method. At September 30, 2003 and 2002, other assets

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

included $3,675 and $4,746 of deferred financing costs, net of accumulated amortization of $4,250 and $2,677, respectively. Amortization of deferred financing costs is included in interest expense in the accompanying Consolidated Statements of Operations.

Income Taxes:

The Company accounts for income taxes using the liability method in accordance with FAS No. 109, "Accounting for Income Taxes." Under this method, deferred income tax assets and liabilities reflect tax carryforwards and the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes, as determined under currently enacted tax rates. Deferred tax assets are recorded if future realization is more likely than not.

Deferred taxes are recorded primarily for bad debts, Federal and state net operating loss carryforwards, depreciation and amortization of intangibles, which are reported in different periods for Federal income tax purposes than for financial reporting purposes. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition:

Patient services and respiratory therapy revenues are recognized when services are performed and substantiated by proper documentation. For patient services, which account for over 95% of the Company's business, revenue is recognized upon completion of timesheets that also require the signature of the recipient of services and are billed at fixed rates. Unbilled accounts receivable represents amounts due for services performed but not billed as of the balance sheet date. Revenues from the rental of home medical equipment (including respiratory equipment) are recognized over the rental period (typically on a month-to-month basis) and approximated $457, $328 and $274 in fiscal 2003, 2002 and 2001, respectively. Revenues from the sale of oxygen and supplies for use in respiratory therapy are recognized when products are shipped, a contractual arrangement exists, the sales price is either fixed or determinable and collection is reasonably assured.

The Company receives a majority of its revenue from the National Health Services (the "NHS") and other U.K. governmental payors. Certain revenues are subject to review by third-party payors, and adjustments, if any, are recorded when determined. For the years ended September 30, 2003, 2002 and 2001, 65%, 68% and 61%, respectively, of the Company's net revenues were attributable to the NHS and other U.K. governmental payor programs.

Earnings (Loss) Per Share:

Basic earnings (loss) per share ("EPS") is computed using the weighted average number of common shares outstanding. Diluted EPS adjusts basic EPS for the effects of stock options, warrants and redeemable convertible stock only when such effect is dilutive. In future periods, the impact of the assumed conversion of the 7,774 of redeemable convertible preferred stock could potentially dilute basic EPS. At September 30, 2003, 2002 and 2001, the Company had outstanding stock options and warrants to purchase 2,244, 705 and 579 shares, respectively, of common stock ranging in price from $4.00 to $7.25, $5.41 to $7.25 and $4.31 to $7.25 per share, respectively, that were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the common shares.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

The weighted average number of shares used in the basic and diluted earnings (loss) per share computations for the years ended September 30, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Weighted average number of common shares outstanding	21,962	18,399	17,408
Weighted average number of common shares contingently issuable	—	166	—
Weighted average number of common shares outstanding as used in computation of basic earnings (loss) per share of common stock	21,962	18,565	17,408
Effect of dilutive securities — stock options	342	367	—
Shares used in computation of diluted earnings (loss) per share of common stock	22,304	18,932	17,408

Comprehensive Income (Loss):

Components of comprehensive income (loss) include net income (loss) and all other non-owner changes in equity, such as the change in the cumulative translation adjustment, unrealized gains and losses on investments available for sale and minimum pension liability. Currency translation is the only item of other comprehensive income (loss) impacting the Company.

Stock-based Compensation:

The accompanying consolidated financial statements of the Company have been prepared in accordance with the Accounting Principles Board's Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under APB No. 25, generally, no compensation expense is recognized in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the quoted market price of the stock is equal to or less than the amount an employee must pay to acquire the stock as defined.

The Company adopted the disclosure only provisions of FAS No. 123, "Accounting for Stock-Based Compensation," which requires certain financial statement disclosures, including pro forma operating results had the Company prepared its consolidated financial statements in accordance with the fair value based method of accounting for stock-based compensation. In December 2002, the Financial Accounting Standards Board ("FASB") issued FAS No. 148, "Accounting for Stock-Based Compensation — Transition Disclosure, An Amendment of FAS Statement No. 123." This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The adoption of FAS No. 148 did not have an impact on the Company's financial position or results of operations.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

If the Company had elected to recognize compensation expense based on the fair value of the options at grant date as prescribed by FAS No. 123, net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated in the table below for the three years ended September 30:

	2003	2002	2001
Net income (loss) available to common shareholders, as reported
Add: Stock-based compensation included in reported net income (loss), net of related tax effect	$7,966	$3,778	$(26,612)
	587	—	—
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(728)	(173)	(96)
Pro forma net income (loss) available to common shareholders	$7,825	$3,605	$(26,708)
Net income (loss) per share:
Basic — as reported	$0.36	$0.20	$(1.53)
Basic — pro forma	$0.36	$0.19	$(1.53)
Net income (loss) per share:
Diluted — as reported	$0.36	$0.20	$(1.53)
Diluted — pro forma	$0.35	$0.19	$(1.53)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Expected life (years)	9	9	4
Risk-free interest rate	4.1%	5.1%	5.5%
Volatility	66.1%	69.1%	61.4%
Expected dividend yield	0%	0%	0%

The compensation cost as generated by the Black-Scholes option-pricing model may not be indicative of the future benefit, if any, that may be received by the option holder.

Impairment of Long-lived Assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value (discounted future cash flows) and carrying value of the asset. Impairment loss on assets to be sold, if any, is based on the estimated proceeds to be received, less estimated costs to sell.

Foreign Currency Translation:

Assets and liabilities of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using weighted average exchange rates during the period. Adjustments resulting from the translation process are included as a separate component of shareholders' equity.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

Fair Value of Financial Instruments:

Cash, restricted cash, accounts receivable, unbilled accounts receivable, dividends payable, accounts payable, accrued expenses and taxes payable approximate fair value due to the short-term maturity of those instruments. The derivative liability is recorded at its estimated fair value. The estimated fair value of the Company's outstanding borrowings was $166,772 and $149,198 at September 2003 and 2002, respectively, compared to $165,378 and $148,530 total debt outstanding.

Concentrations of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk are cash equivalents and accounts receivable. The Company places its cash equivalents with high credit quality financial institutions. The Company believes no significant concentration of credit risk exists with respect to these cash equivalents.

The Company grants credit without collateral to its patients, who are primarily insured under third-party agreements. The Company maintains an allowance for doubtful accounts based on the expected collectibility of accounts receivable. At September 30, 2003 and 2002, 78.2% and 77.1% of accounts receivable was due from the NHS and other U.K. governmental payors, respectively, with the balance due from various other third-party payors and self-pay patients (none of which comprise greater than 10% of the balance).

Use of Management's Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for allowance for doubtful accounts, contractual allowances, valuation of inventories, accrued expenses, depreciation and amortization.

Reclassifications:

Certain prior year balances have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements:

In April 2002, the FASB issued FAS No. 145, "Rescission of FASB Statements No. 4 (Reporting Gains and Losses From Extinguishment of Debt), 44 (Accounting for Intangible assets of Motor Carries), and 64 (Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements), Amendment of FASB Statement No.13 (Accounting for Leases), and Technical Corrections" ("FAS No. 145"). FAS No. 145 addresses gain or loss on the extinguishment of debt and sale-leaseback accounting for certain lease modifications. This statement is effective for fiscal years beginning after May 15, 2002. The Company adopted FAS No. 145, effective October 1, 2001, and recorded a charge of $925 in interest expense in the fourth quarter of fiscal 2002.

In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("FAS No. 146"). This statement is effective for exit and disposal activities initiated after December 15, 2002. The adoption of FAS No. 146 did not have a material impact on the Company's consolidated financial position or results of operations.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

In November 2002, the FASB approved FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statement No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 ("FIN 45"). FIN 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. Specifically, FIN 45 requires a guarantor to recognize a liability for the non-contingent component of certain guarantees, representing the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's fiscal year end. However, the disclosure provisions of FIN 45 are effective for financial statements for the interim and annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company's consolidated financial position or results of operations. The Company has disclosed all guarantees in Note 7 to the Notes to Consolidated Financial Statements.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company is required to adopt the provisions of FIN 46 for variable interest entities created after January 31, 2003. The Company does not have any variable interest entities and therefore, the adoption of FIN 46 will not have a material impact on its consolidated financial position or results of operations.

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS No. 149"). FAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133 and is effective for contracts entered into or modified after June 30, 2003. The adoption of FAS No. 149 did not have a material effect on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("FAS No. 150"). FAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of FAS No. 150 did not have a material effect on the Company's consolidated financial position or results of operations.

3.    Corporate Reorganization:

On April 24, 2002, the Company entered into a Master Reorganization Agreement ("Reorganization Agreement") with two of its U.K. subsidiaries — Allied Healthcare Group Limited ("Allied Healthcare (UK)") and Transworld Healthcare (UK) Limited ("TWUK") — and certain investors in such subsidiaries. Both the Reorganization Agreement and the reorganization (the "Reorganization") were voted upon and approved at the Company's annual meeting of shareholders on June 7, 2002 and the Reorganization subsequently was consummated on July 25, 2002. Pursuant to the Reorganization, equity investments in TWUK and subordinated debt investments in Allied Healthcare (UK) were exchanged for shares of the Company's common stock and shares of the Company's new Series A preferred stock. The net effect of the Reorganization was that TWUK

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

became an indirect wholly-owned subsidiary of the Company and the senior subordinated debt investments in Allied Healthcare (UK) were replaced by shares of the Company's Series A preferred stock. The primary purpose of the Reorganization was the Company's desire to increase shareholder value by having the Company and its subsidiaries be viewed as "one company" by the marketplace. Other objectives of the Reorganization were to streamline the Company's corporate structure, improve the potential for equity financings in order to take advantage of attractive opportunities in the U.S. healthcare staffing services market and, effectively convert the equity and subordinated debt investments in the Company's U.K. subsidiaries into direct investments in the Company. The Company's management believes that the Reorganization resulted in the Company having a more straight-forward and integrated management and corporate structure.

In the Reorganization, accrued and unpaid interest owed to the holders of the senior subordinated promissory notes (the "Notes") issued by Allied Healthcare (UK) in the refinancing of the Company's U.K. operation in 1999, was satisfied by either the exchange for shares of the Company's common stock or the right to receive a funding note (the "Loan Notes"); the Loan Note holders were required to exchange the loan notes for shares of the Company's common stock. The satisfaction of accrued and unpaid interest for shares of the Company's common stock was exchanged at the rate of 0.3488 shares for every £2.00 of Loan Notes. In fiscal 2002, the Company issued 117 shares of common stock in settlement of accrued and unpaid interest and the remaining 890 shares of common stock were issued in the first quarter of fiscal 2003.

In the Reorganization, the Company issued an aggregate of 2,359 shares of its common stock and 7,774 shares of its Series A preferred stock with a liquidation preference of £22,287 ($35,213) in exchange for all of the equity investments in TWUK not already held by the Company and all of the senior subordinated debt investments in Allied Healthcare (UK). The holders of the Series A preferred stock and the Company agreed to a fixed exchange rate of $1.58 set forth in an amendment to the Company's certificate of incorporation defining the rights of the Series A preferred stock. The common shares were valued at $3.91 per share which represented the closing price on AMEX of the Company's stock at April 24, 2002, the date of the Reorganization Agreement. The redeemable convertible preferred stock issued in connection with the Reorganization was valued based on the exchange ratio determined pursuant to the Reorganization Agreement. At issuance, as the value of the common stock into which the preferred shares would convert was less than the fair value of the redeemable preferred stock, there was no beneficial conversion feature.

The Company has registered, at its expense, the resale of all of the shares of common stock issued in the Reorganization and the shares of common stock issueable upon conversion of the Series A preferred stock.

The following table displays the unaudited pro forma results of operations and related per share information as if the Reorganization was completed as of October 1, 2001. The unaudited pro forma results principally reflect the reversal of interest expense, net of tax, related to the Notes of Allied Healthcare (UK) to reflect the exercise of Equity Warrants and the related exchange of TWUK shares for the Company's new Series A preferred stock.

Year Ended September 30, 2002
Net revenues	$242,828
Gross profit	66,079
Operating income	19,536
Net income	4,984
Net income available for common shareholders	869
Income per share of common stock — Basic and Diluted	$0.04

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

The above pro forma results, exclude the following one time and non-recurring adjustments related to the Reorganization:

•	The Company recognized compensation expense of $1,619 on the exchange of 2,523 management's and employees' redeemable shares of TWUK for 414 shares of the Company's common stock calculated using a net exercise method.

•	The Company recognized a gain of $5,143 on the settlement of accrued and unpaid interest owed to the holders of the Notes of Allied Healthcare (UK).

•	The Company recognized a charge of $925 to reflect the write off of deferred costs associated with the Notes of Allied Healthcare (UK) issued in 1999, which were exchanged in the Reorganization.

•	The Company recognized a charge of $686 to reflect the costs associated in completing the Reorganization transaction.

4.    Business Combinations and Disposals:

Combinations:

On July 8, 2003, the Company completed its acquisition of Cynon Health Agency, a supplier of flexible healthcare staffing services primarily to hospitals, nursing homes and prisons in the U.K. The consideration included a payment of $1,237 in cash and additional contingent cash consideration of $1,751 dependent upon future earnings of the acquired entity.

On June 27, 2003, the Company completed its acquisition of Carewise Nursing Agency, which specializes in supplying qualified critical care nurses to intensive care units across National Health Service (the "NHS") hospitals in the U.K. The consideration included a payment of $91 in cash and additional contingent cash consideration of $1,575 dependent upon future earnings of the acquired entity.

On April 11, 2003, the Company completed its acquisition of First Force Medical Recruitments Limited, a supplier of flexible healthcare staffing services primarily to military and NHS hospitals in the U.K. The consideration included a payment of $787 in cash and additional contingent cash consideration of $2,084 dependent upon future earnings of the acquired entity.

On March 17, 2003, the Company completed its acquisitions of Ablecare Oxfordshire and Ablecare Northamptonshire, collectively referred to as "Ablecare", both suppliers of flexible healthcare staffing services primarily to local authority social services departments in the U.K. The consideration included a payment of $809 in cash and additional contingent cash consideration dependent upon future earnings of the acquired entities. In August of 2003, contingent cash consideration of $630 was earned and paid. No additional consideration is required in connection with this acquisition.

On January 13, 2003, the Company completed its acquisition of Yorkshire Careline, a supplier of nurses and carers to local authority social service departments in the U.K. The consideration included a payment of $965 in cash and additional contingent cash consideration of $642 dependent upon future earnings of the acquired entity. Such contingent consideration was earned and paid in August of 2003. No additional consideration is required in connection with this acquisition.

On November 28, 2002, the Company completed its acquisition of Medic-One Group Limited, a supplier of temporary staffing to the NHS hospitals and private hospitals in the U.K. The consideration included $4,642 in cash, and the issuance of 670 shares of the Company's common stock and up to approximately $14,270 of additional contingent consideration based on future earnings. At

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

September 30, 2003, the Company is only obligated to issue additional contingent consideration of up to approximately $8,169 dependent upon future earnings of the acquired entity as $6,101 of the previous contingent consideration was unearned and will not be required. The additional contingent consideration, if any, will be satisfied by a combination of cash and shares of the Company's stock.

On November 18, 2002, the Company completed its acquisition of Dalesway Nursing Services, a supplier of temporary staffing to NHS hospitals, local government authorities and private patients in the U.K. The consideration paid was $306 in cash.

The acquisitions have been accounted for as purchase business combinations and the pro forma results of operations and related per share information have not been presented as the amounts are considered immaterial.

The Company completed its purchase price allocation of the Medic-One Group Limited acquisition. Accordingly, tangible assets, identifiable intangible assets and liabilities were assigned values of approximately $2,861, $1,410 and $2,157, respectively, with the remaining portion of $6,576 attributable to goodwill.

The preliminary purchase price allocations for the remaining acquisitions are subject to adjustments and will be finalized once additional information concerning asset and liability valuations are obtained. Then, final asset and liability fair values may differ from those set forth on the accompanying consolidated balance sheet at September 30, 2003; however, the changes are not expected to have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

As noted above, the transactions related to the acquisitions of Cynon Health Agency, Carewise Nursing Agency, First Force Medical Recruitments Limited and Medic-One Group Limited include provisions to pay additional amounts in contingent consideration dependent upon future earnings of the acquired entities, payable by a combination of cash and shares of the Company's stock, aggregating $13,579 at September 30, 2003.

In fiscal 2002, the Company acquired a total of 6 flexible staffing agencies for approximately $2,184 in cash. The transactions included provisions to pay additional amounts, payable in cash, of up to $5,606 in contingent consideration dependent upon future earnings of the acquired entities. Of the $5,606 in contingent consideration, $4,450 was earned and paid in fiscal 2003. The remaining amount of contingent consideration of $1,156 was unearned and will not be required. These acquisitions were accounted for as purchase business combinations. The pro forma results of operations and related per share information for these acquisitions have not been presented as the amounts are considered immaterial.

On September 27, 2001, TWUK acquired all of the issued and outstanding shares of Staffing Enterprise Limited and Staffing Enterprise (PSV) Limited (collectively "Staffing Enterprise"), a London based provider of flexible staffing of specialist nurses and other healthcare professionals to London NHS Trust and independent hospitals. The consideration included $7,100 in cash, $14,800 in demand notes plus an additional sum of up to approximately $30,800 in contingent consideration dependent upon Pre-Tax Profits (as defined in the agreement for sale and purchase) for the fiscal year ended September 30, 2002. The Company satisfied its obligation to pay under this contingent consideration agreement by the issuance of notes payable, in the first quarter of fiscal 2003.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

The following table displays the unaudited pro forma results of operations and related per share information for the year ended September 30, 2001, as if the acquisition of Staffing Enterprise was completed as of October 1, 1999:

2001
(unaudited)
Net revenues	$191,936
Net loss	(24,181)
Net loss per share of common stock:
Basic and Diluted	(1.39)

The acquisition was accounted for as a purchase business combination. Accordingly, the total cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed and incurred. Assets acquired and liabilities assumed were assigned values of approximately $11,200 and $4,200, respectively, with the remaining portion of approximately $14,900 attributable to goodwill and other identifiable intangible assets. As the acquisition was completed on September 27, 2001, there are no amounts relating to Staffing Enterprise included in the Consolidated Statement of Operations for fiscal 2001.

In addition to the acquisition of Staffing Enterprise, during fiscal 2001, the Company acquired a total of 11 other flexible staffing agencies for approximately $9,144 in cash and the issuance of $5,720 in demand notes and resulted in the Company recording approximately $13,300 of additional goodwill and other identifiable intangible assets. The transactions included provisions to pay additional amounts, payable in cash, of up to $12,993 in contingent consideration dependent upon future earnings of the acquired entities. Of the $12,993 in contingent consideration, $6,588 was earned and paid in fiscal 2002 and 2003. The remaining amount of contingent consideration of $6,405 was unearned and will not be required. These acquisitions were accounted for as purchase business combinations. The pro forma results of operations and related per share information for these acquisitions have not been presented as the amounts are considered immaterial.

Dispositions:

U.S. Home Healthcare

On April 16, 2003, the Company sold all of the issued and outstanding capital stock of two of its subsidiaries, The PromptCare Companies, Inc. and Steri-Pharm, Inc., collectively referred to as "Home Healthcare" for approximately $8,500 in cash. Home Healthcare, which comprised the Company's U.S. operations, was concentrated in New York and New Jersey, and supplied infusion therapy, respiratory therapy and home medical equipment. In accordance with the provisions of FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company has accounted for Home Healthcare as a discontinued operation. The consolidated financial statements reflect the assets and liabilities of the discontinued operations and the operations for the current and prior periods are reported in discontinued operations.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

The following table presents the financial results of the discontinued operations:

	Year Ended September 30,
	2003	2002	2001
Revenues:
Net infusion services	$6,685	$12,373	$12,505
Net respiratory, medical equipment and supplies	2,479	4,697	4,087
Total revenues	9,164	17,070	16,592
Cost of revenues:
Infusion services	5,159	9,068	8,959
Respiratory, medical equipment and supplies	1,438	2,292	2,146
Total cost of revenues	6,597	11,360	11,105
Selling, general and administrative expenses	2,583	4,709	4,867
Gain on sale of subsidiaries, net of tax	519	—	—
Income from discontinued operations	$503	$1,001	$620
Diluted income per share from discontinued operations	$0.02	$0.05	$0.04

At September 30, 2003, liabilities of discontinued operations of $690 relate to tax contingencies. At September 30, 2002, assets of discontinued operations consisted primarily of goodwill, accounts receivable, property and equipment, inventory, cash and other assets of $3,884, $1,521, $1,408, $597, $530 and $793, respectively, and liabilities of discontinued operations of $1,270 consisted primarily of accounts payable and accrued payroll and related costs.

U.S. Mail-order

In September 2000, the Company approved a plan to exit its U.S. Mail-Order Operations and on September 18, 2000, entered into an agreement to sell certain assets of this segment located in Jacksonville, Florida. Under the terms of the transaction, the Company received $2,000 plus an additional $556 representing the book value of on-hand saleable inventory at September 29, 2000.

Based upon additional information and revised cost benefit estimates by management, the Company recorded an additional charge of $1,900 to reflect the write-down of the remaining accounts receivable to their estimated net realizable value for the first quarter of fiscal 2001. In addition to the write-down, the Company incurred operating expenses of $1,983 in fiscal 2001, prior to the closing of the U.S. Mail-Order Operations.

As of September 30, 2002, the Company had satisfied its obligations under the restructuring plan and reversed the remaining lease commitments restructuring accrual of $280 into income.

Amcare Ltd.

On November 22, 2000, the Company sold its U.K. subsidiary, Amcare Ltd., for approximately $13,826 in cash. The Company recorded a loss of $354 and realized a foreign exchange loss of $391 in fiscal 2001 as a result of the completion of the transaction.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

5.    Property and Equipment:

Major classes of property and equipment, net consist of the following at September 30:

	2003	2002
Revenue producing equipment	$11,776	$8,962
Furniture, fixtures and equipment	9,901	7,300
Land, buildings and leasehold improvements	776	745
	22,453	17,007
Less, accumulated depreciation and amortization	12,127	8,909
	$10,326	$8,098

Depreciation and amortization of property and equipment for the years ended September 30, 2003, 2002 and 2001 was $1,778, $1,337 and $1,402, respectively. The net book value of revenue producing equipment was $6,623 and $5,398 at September 30, 2003 and September 30, 2002, respectively.

6.    Accrued Expenses:

Accrued expenses consist of the following at September 30:

	2003	2002
Payroll and related expenses	$17,927	$13,779
Other	7,042	10,216
	$24,969	$23,995

7.    Debt:

Outstanding borrowings consist of the following at September 30:

Facility	2003	2002	Interest Rate	Final Maturity
Senior Credit Facilities:
Term loan A	$26,840	$31,697	LIBOR + 2.00%	Dec. 17, 2005
Term loan C	83,355	78,070	LIBOR + 3.50%	Jun. 30, 2007
Total senior credit facilities	110,195	109,767
Mezzanine Term Loan(1)	17,490	15,443	LIBOR + 7.00%	Dec. 17, 2007
Notes With Warrants	—	3,480	9.375%	Dec. 17, 2008
Notes Payable(2)	37,693	19,840	2.65% to 5.25%	Sept. 27, 2004
Total Debt	165,378	148,530
Less Current Maturities	46,698	29,569
Net Long-term Debt	$118,680	$118,961

1)	Net of unamortized discount of $1,394 and $1,615 as of September 30, 2003 and 2002, respectively.
2)	Net of unamortized discount of $597 as of September 30, 2002.

On December 17, 1999, as amended on September 27, 2001, the Company's U.K. subsidiaries obtained new financing denominated in pounds sterling. The new financing consists of a senior collateralized term and revolving credit facility (the "Senior Credit Facility"), mezzanine indebtedness (the "Mezzanine Loan") and the Notes.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

Senior Credit Facility.    The Senior Credit Facility consists of a $46,679 term loan A, maturing December 17, 2005, (ii) $20,839 acquisition term loan B, maturing December 17, 2006 which may be drawn upon during the first nine years following closing, (iii) per the September 27, 2001 amendment, $83,355 term loan C, maturing June 30, 2007, and (iv) a $8,335 revolving credit facility, maturing December 17, 2005. Repayment of the loans commenced on July 30, 2000 and continues until final maturity. The loans bear interest at rates equal to LIBOR plus 2.00% to 3.50% per annum. As of September 30, 2003, the Company had outstanding borrowings of $110,195 under the Senior Credit Facility and $49,013 in available borrowings. As of September 30, 2003 and 2002, borrowings under the senior credit facilities bore interest at a rate of 5.63% to 7.13% and 6.25% to 7.50%, respectively.

Subject to certain exceptions, the Senior Credit Facility prohibits or restricts the incurrence of liens, the incurrence of additional indebtedness, certain fundamental corporate changes, dividends (including distributions to the Company), the making of specified investments and certain transactions with affiliates. In addition, the Senior Credit Facility contains affirmative and negative financial covenants customarily found in agreements of this kind, including the maintenance of certain financial ratios, such as senior interest coverage, debt to earnings before interest, taxes, depreciation and amortization, fixed charge coverage and minimum net worth. At September 30, 2003, the Company was in compliance with such covenants.

The loans under the Senior Credit Facility are collateralized by, among other things, a lien on substantially all of TWUK's and its subsidiaries' assets, a pledge of TWUK's ownership interest in its subsidiaries and guaranties by TWUK's subsidiaries.

Mezzanine Loan.    The Mezzanine Loan is a term loan maturing December 17, 2007 and bears interest at the rate of LIBOR plus 7% per annum, where LIBOR plus 3.5% will be payable in cash, with the remaining interest being added to the principal amount of the loan. The Mezzanine Loan contains other terms and conditions substantially similar to those contained in the Senior Credit Facility. As of September 30, 2003 and 2002, borrowings under the mezzanine term loan bore interest at a rate of 10.63% and 11.00%, respectively.

Notes with Warrants.    In connection with the Reorganization, the notes with warrants were settled with the issuance of 890 shares of the Company's common stock in the first quarter of fiscal 2003.

Notes Due in Connection with Acquisitions.    In fiscal 2003, the Company repaid, through TWUK, notes payable of $19,363 issued in connection with the acquisition of certain U.K. flexible staffing agencies and wrote-off $613 of related debt discount. In fiscal 2003, the Company also issued notes payable of $36,026 to satisfy amounts owed under agreements to pay additional consideration dependent upon future earning of certain acquired entities. The notes payable are secured by the Company's senior credit lender which requires us to keep an amount on deposit for the sole purpose of repaying the notes payable. These notes bear interest at rates ranging from 2.65% to 5.25%. In general, the Company may not redeem the notes on or before three years after the date of issuance; however, such notes may be redeemed by the holder within one year from the first interest payment due date upon giving not less than sixty days written notice. At September 30, 2003 and 2002, the Company had outstanding notes payable of $37,693 and $19,840, respectively, and related cash restricted to the payment of such notes have been classified as current in the accompanying Consolidated Balance Sheets.

Guarantees.    The Company's U.K. subsidiaries guarantee the debt and other obligations of certain wholly-owned U.K. subsidiaries under agreements with the senior collateralized term and revolving credit facility, mezzanine indebtedness and various notes issued in connection with the acquisition of certain U.K. flexible staffing agencies. At September 30, 2003 and September 30, 2002, the amounts guaranteed, which approximates the amounts outstanding, totaled approximately $167,000 and $151,000, respectively.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

Derivative Instrument.    The Company is subject to fluctuating interest rates that may impact its consolidated results of operations or cash flows for its variable rate Senior Credit Facility, Mezzanine Loan and cash equivalents. In accordance with provisions of the 1999 refinancing, on January 25, 2000, the Company capped its interest rate (LIBOR cap of 9%) on approximately $41,935 of its floating rate debt in a contract which expired on June 30, 2003. On March 20, 2003, the Company entered into a new Rate Cap and Floor Collar Agreement that caps its interest rate at LIBOR of 5.50% and its interest floor at LIBOR of 4.47%, subject to special provisions, on approximately $83,355 of its floating rate debt in a contract which expires March 20, 2008. In accordance with FAS No. 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," as amended by FAS No. 138 and related implementation guidance, the Company has calculated the fair value of the interest cap and floor derivative to be a liability of $211 at September 30, 2003. In addition, changes in the value from period to period of the interest cap and floor derivative are recorded as interest expense or income, as appropriate.

Annual maturities of long-term debt for each of the next five years are:

Year Ending September 30,
2004	$46,698
2005	11,670
2006	30,841
2007	58,348
2008	17,821
Thereafter	—
$165,378

8.    Series A Preferred Stock:

In connection with the Reorganization, the Company issued 7,774 shares of its Series A preferred stock with a liquidation preference of £22,287 ($35,213) to certain equity investors in TWUK in exchange for 22,287 TWUK ordinary shares which were issued to the equity investors upon exercise of their TWUK equity warrants that had been issued to them in connection with the 1999 sale of the senior subordinated notes of Allied Healthcare (UK). The Series A preferred stock has been recorded net of issuance costs which are being accreted using the interest rate method through December 17, 2007. The following summary highlights the terms of the Series A preferred stock.

Dividends.    Each share of Series A preferred stock is entitled to receive cumulative, compounding dividends at the per share rate of 9.375% of £2.867 ($4.53) per year. The shares of Series A preferred stock are entitled to receive dividends at a higher rate in the event of a Covenant Breach, (as that term is defined in the Certificate of Amendment (relating to the Series A preferred stock) to the Company's Certificate of Incorporation), which principally relate to the protection of the preferred shareholders rights. Any accrued but unpaid dividends will be paid upon liquidation, redemption or conversion of the Series A preferred stock. The Company may not declare or pay any dividends, make any distributions, or set aside any funds or assets for payment or distribution with regard to its common stock or any other class or series of its stock ranking junior to the Series A preferred stock until all accumulated dividends on the Series A preferred stock have been paid.

Voting Rights.    Each outstanding share of Series A preferred stock is entitled to that number of votes equal to the number of shares of common stock into which such share of Series A preferred stock is convertible. Except for the directors to be elected by the holders of the Series A preferred stock, voting as a class, the Series A preferred stock and the common stock will vote as a single class on all matters submitted to a vote of the Company's shareholders. Until Triumph Partners III, L.P. (or any of its affiliates) beneficially owns less than 50% of the shares of Series A preferred stock issued to

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

it in the Reorganization, the holders of Series A preferred stock will be entitled, voting as a separate class, to elect one director to the Company's board of directors. In addition, the Series A preferred stock and the Company's common stock will vote as a single class in the election of all other directors of its board of directors. In the event of a Covenant Breach (as that term is defined in the Certificate of Amendment (relating to the Series A preferred stock) to the Company's Certificate of Incorporation), the holders of the Series A preferred stock will be entitled to elect one additional director to the Company's board of directors.

Liquidation Preference.    In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A preferred stock will be entitled to receive, before the holders of common stock or any other class or series of stock ranking junior to the Series A preferred stock in respect of their shares, a liquidation preference equal to £2.867 ($4.53) per share (subject to adjustment for stock splits, stock dividends, recapitalizations and similar transactions), plus any accrued or declared but unpaid dividends on such shares of Series A preferred stock, which the Company refers to as the "Series A Preference Amount"; provided, however, that in the event that the holders of Series A preferred stock would have received an amount greater than the Series A Preference Amount had they converted their Series A preferred stock into shares of common stock immediately prior to the liquidation, dissolution or winding up of the Company, such holders will be entitled to receive an amount per share equal to the amount they would have received had they effectuated such a conversion.

Conversion into Common Stock.    Each share of Series A preferred stock is currently convertible, at the option of the holder thereof, into one share of common stock without the payment of additional consideration. Subject to the satisfaction of certain conditions, the Company has the right to require the holders of the Series A preferred stock to convert all, but not less than all, of their shares into common stock. At issuance, as the value of the common stock into which the preferred share would convert was less than the fair value of the redeemable preferred stock, there was no beneficial conversion feature.

Redemption.    Subject to certain limitations, a majority in interest of the holders of the Series A preferred stock have the right to require the Company to redeem their shares of Series A preferred stock upon the occurrence of a liquidity event (as described in the Certificate of Amendment (relating to the Series A preferred stock) to the Company's Certificate of Incorporation) or at any time after December 17, 2007 if the Company has paid its Senior Credit Facility and the Mezzanine Loan in full on or before such date. The redemption right can be exercised up to three times, but for not less than £5 million on any one occasion (or such lower amount as is necessary to redeem all of the shares of Series A preferred stock then outstanding). Upon such a redemption, the holders of the Series A preferred stock will be entitled to receive an amount equal to the Series A Preference Amount.

The following table presents the changes in the carrying amount of the Series A preferred stock for the years ended September 30, 2003 and 2002:

	2003	2002
Balance at October 1,	$32,254	$—
Issuance of Series A preferred stock	—	35,051
Issuance costs	—	(2,620)
Accretion of issuance costs	482	75
Foreign exchange effect	415	(252)
Balance at September 30,	33,151	32,254

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

9.    Shareholders' Equity:

On April 22, 2002, the Company issued 684 shares of common stock to Timothy M. Aitken, Chairman and Chief Executive Officer, and 487 shares of common stock to Sarah L. Eames, President and Chief Operating Officer. Simultaneously with this issuance, the Company entered into agreements with Mr. Aitken and Ms. Eames in which the Company agreed to provide them (through cash bonuses and loans) with substantially all of the cash necessary for them to pay the income taxes that they are expected to incur as a result of the issuances. Pursuant to these agreements, the Company made a cash bonus payment to Mr. Aitken of $1,401 and loaned him $550 and made a cash bonus payment to Ms. Eames of $846 and loaned her $390. The loans, which have been issued on a recourse basis, provide for interest at the rate of 4.65% compounded annually. All outstanding principal and accrued interest will be due on the earlier of April 30, 2007 or the date on which the employee disposes of the common shares received in accordance with the agreements. As collateral for the loans the employees have pledged an aggregate of 1,155 fully vested non-qualified stock options held by the employees and any proceeds received from the sale of the underlying securities. In addition, pursuant to these agreements, TWUK agreed to indemnify Mr. Aitken and Ms. Eames for certain income tax liabilities that they may incur as a result of these share issuances, subject to a maximum aggregate amount of $1,000. These executive bonuses and loans have been approved by the Company's Board of Directors. The Company had recognized an aggregate expense of $6,558 related to these transactions in the year ended September 30, 2002.

The Company registered, at its expense, the resale of the shares issued to Mr. Aitken and Ms. Eames.

On April 22, 2002, the Company entered into a Stock Purchase Agreement with Hyperion TWH Fund II LLC, Triumph Partners III, L.P. and Triumph III Investors, L.P pursuant to which the Company issued, on April 30, 2002, an aggregate of 750 shares of the Company's common stock at a per share purchase price of $4.25 per share. In addition, the Company registered, at its expense, the resale of such shares.

In January 2001, the Company initiated a stock repurchase program, whereby the Company may purchase up to approximately $1,000 of its outstanding common stock in open market or privately negotiated transactions. In May 2003, the Company initiated another stock repurchase program, whereby the Company may purchase up to an additional $3,000 of its outstanding common stock in open market transactions or in privately negotiated transactions. As of September 30, 2003, the Company had acquired 408 shares for an aggregate purchase price of $1,285 which is reflected as treasury stock in the consolidated balance sheet at September 30, 2003.

10.    Income Taxes:

The provision for income taxes from continuing operations for the years ended September 30 is summarized as follows:

	2003	2002	2001
Current:
Federal	$(1,806)	$—	$—
Foreign	7,622	4,770	2,623
Deferred:
Federal	—	—	21,462
Foreign	(906)	201	32
Provision for income taxes	$4,910	$4,971	$24,117

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of September 30 are as follows:

	2003	2002
Deferred tax assets:
Provision for doubtful accounts	$958	$6,755
Accrued expenses	233	265
Federal net operating loss carryforward	24,450	19,916
State net operating loss carryforward	1,998	1,666
Capital loss carryforward	768	768
Charitable contribution	8	—
AMT credit	68	—
Other, net	83	592
Gross deferred tax assets	28,566	29,962
Valuation allowance	(27,645)	(28,187)
Net deferred tax assets	921	1,775
Deferred tax liabilities:
Depreciation	(938)	(1,949)
Intangible assets	(510)	—
Other, net	—	(575)
Deferred tax liabilities	(1,448)	(2,524)
Net deferred tax liability	$(527)	$(749)

Management had been previously committed to implementing tax strategies that provided for the sale of appreciated assets, including a portion of the Company's ownership interest in its U.K. subsidiary, to generate sufficient taxable income to realize the tax net operating losses prior to their expiration. While the Company believes it will eventually realize the value of its tax losses, current developments, including the continued expansion of the U.K. operations, have increased the uncertainty as to both the execution of the original strategy and the appropriateness of a tax strategy which may not align with the Company's current business strategy. These uncertainties have impaired the Company's ability to determine whether it is more likely than not that its deferred tax assets will be realized. Accordingly, a full valuation allowance for all remaining U.S. deferred tax assets has been provided.

As of September 30, 2003, the Company has a Federal net operating loss carryforward of approximately $73,000 which if unused, will expire in the years 2019 through 2023. The Company has a capital loss carryforward of approximately $2,100 which, if unused, will expire in fiscal 2004.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

Reconciliations of the differences between income taxes computed at Federal statutory tax rates and consolidated provisions for income taxes on income (loss) before equity income of and interest income earned from U.K. subsidiaries for the years ended September 30 are as follows:

	2003	2002	2001
Income taxes at 34%	$5,569	$3,021	$(1,052)
Tax contingency	(1,874)	—	—
Nondeductible expenses, primarily amortization and write down of intangible assets	6	943	1,305
Valuation allowance	1,304	1,896	24,745
Foreign tax, net	(189)	—	—
Other, net	94	(889)	(881)
Provision for income taxes	$4,910	$4,971	$24,117

Provision has not been made for U.S. or additional foreign taxes on approximately $109,556 of undistributed earnings of the U.K. foreign subsidiaries. Those earnings have been and will continue to be reinvested. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practical. We believe that the amount of additional taxes that might be payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by the U.S. foreign tax credits.

Income before income taxes generated from the U.K. operations for the years ended September 30, 2003, 2002 and 2001 was $20,307, $14,271 and $3,684, respectively.

11.    Stock Option Plan and Warrants:

Stock Options:

Under the Company's 2002 Option Plan ("Option Plan"), options may be granted by the Compensation Committee of the Board of Directors which determines the exercise price, vesting provisions and term of such grants. In accordance with the terms of the Option Plan, the number of shares available for issuance increases by one percent of the number of shares of Common Stock outstanding as of the first day of each fiscal year.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

Following is a summary of transactions under the Option Plan during the year ended September 30, 2003, 2002 and 2001:

	2003		2002		2001
	Number of Stock Options	Weighted Average Exercise Price ($)	Number of Stock Options	Weighted Average Exercise Price ($)	Number of Stock Options	Weighted Average Exercise Price ($)
Outstanding beginning of year	1,530	4.24	1,394	4.22	1,040	5.22

Granted	1,415	4.30	205	5.41	400	1.75
Exercised	(403)	2.40	—		(4)	1.75
Forfeited	(288)	4.42	(69)	7.25	(42)	5.59

Outstanding end of year	2,254	4.58	1,530	4.24	1,394	4.22

Weighted-average fair value of options granted during the year		3.29		2.93		0.34

Available for future grants	1,814

On May 28, 1997, the Company adopted a stock option plan for non-employee directors (the "Directors Plan") which gives non-employee directors options to purchase up to 100 shares of common stock. As of September 30, 2003, no options have been granted under the Directors Plan. Options under the Directors Plan may be granted by the Board of Directors which determines the exercise price, vesting provisions and term of such grants.

A summary of the 2,254 options outstanding as of September 30, 2003 is as follows:

Range of Exercise Price ($)	Number Outstanding	Weighted Average Exercise Price of Options Outstanding ($)	Weighted Average Remaining Contractual Life In Years	Number Exercisable	Weighted Average Exercise Price of Options Exercisable ($)
1.75	351	1.75	2.2	351	1.75
3.83	9	3.83	9.9	—	—
4.00	237	4.00	9.7	185	4.00
4.00	556	4.00	11.0	—	—
4.31	10	4.31	5.2	10	4.31
4.70	501	4.70	9.1	—	—
5.41	90	5.41	8.7	30	5.41
7.25	500	7.25	4.3	500	7.25
1.75 to 7.25	2,254	4.58	7.5	1,076	4.82

Warrants:

In the fourth quarter of fiscal 2003, in connection with the execution of an agreement with an unaffiliated third party pursuant to which such third party agreed to provide us with consulting services related to corporate finance and investment banking matters, the Company issued to such third party warrants to purchase up to an aggregate of 350 shares of its common stock. Of the 350 warrants issued, 100 of the warrants are exercisable at $4.75 per share, 175 of the warrants are exercisable at $5.50 per share and 75 of the warrants are exercisable at a price of $6.00 per share. The warrants expire on August 13, 2007. At issuance, the fair value of the warrants of $603 was recorded

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

as a deferred cost and is being amortized over the two year life of the agreement. For the year ended September 30, 2003, the Company recorded $41 in amortization related to such warrants.

12.    Commitments and Contingencies:

Acquisition Agreements:

Related to the Company's acquisitions of certain flexible staffing agencies, we have entered into agreements to pay additional amounts, payable in cash and shares of the Company's stock, of up to $13,579 at September 30, 2003, in contingent consideration dependent upon future earnings of such acquired entities.

Employment Agreements:

The Company has two employment agreements with certain executive officers (the Company's Chief Executive Officer and the Company's Chief Operating Officer) that provided for minimum aggregate annual compensation of $825 in fiscal 2003. Each employment agreement contains, among other things, customary confidentiality and termination provisions and provides that in the event of the termination of the executive following a "change of control" of the Company (as defined in such agreements), or a significant change in their responsibilities, such person will be entitled to receive a cash payment of up to 2.9 times their average annual base salary during the preceding 12 months. Each employment agreement expire on September 24, 2004; however, each employment agreement shall be automatically renewed on such date, and on each anniversary of such date, for an additional period of one-year, unless the Company or the executive gives notice to the other of its intents to terminate the employment agreement within 90 days of the then applicable termination date.

Operating Leases:

The Company has entered into various operating lease agreements for office space and equipment. Certain of these leases provide for renewal options.

Future minimum rental commitments required under operating leases that have non-cancelable lease terms in excess of one year as of September 30, 2003 are as follows:

2004	$1,643
2005	1,372
2006	1,191
2007	1,116
2008	789
Thereafter	2,438
$8,549

Rent expense under non-capitalized, non-cancelable lease agreements for the years ended September 30, 2003, 2002 and 2001 amounted to $2,749, $2,002 and $1,565, respectively.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

Litigation:

On April 13, 1998, one of the Company's shareholders, purporting to sue derivatively on its behalf, commenced a derivative suit in the Supreme Court of the State of New York, County of New York, entitled Kevin Mak, derivatively and on behalf of Transworld Healthcare, Inc., Plaintiff, vs. Timothy Aitken, Scott A. Shay, Lewis S. Ranieri, Wayne Palladino and Hyperion Partners II L.P., Defendants, and Transworld Healthcare, Inc., Nominal Defendant, Index No. 98-106401. The suit alleges that certain of the Company's officers and directors, and Hyperion Partners II L.P., breached fiduciary duties owed to the Company and its shareholders, in connection with a transaction, approved by a vote of the Company's shareholders on March 17, 1998, in which the Company was to issue certain shares of stock to Hyperion Partners II L.P. in exchange for certain receivables due from Health Management, Inc. ("HMI"). The action seeks injunctive relief against this transaction, and damages, costs and attorneys' fees in unspecified amounts. The transaction subsequently closed and the plaintiff has, on numerous occasions, stipulated to extend the defendants' time to respond to this suit.

Contingencies:

Some of the Company's subsidiaries were Medicare Part B suppliers who submit claims to the designated carrier who is the government's claims processing administrator. From time to time, the carrier may request an audit of Medicare Part B claims on a prepayment or postpayment basis. Some of the Company's subsidiaries currently have pending such audits. If the outcome of any audit results in a denial or a finding of an overpayment, then the affected subsidiary has appeal rights. Under postpayment audit procedures, the supplier generally pays the alleged overpayment and can pursue appeal rights for a refund of any paid overpayment incorrectly assessed against the supplier. Some of the subsidiaries currently are responding to these audits and pursuing appeal rights in certain circumstances.

The Company believes that it is substantially in compliance, in all material respects, with the applicable provisions of the Federal statutes, regulations and laws and applicable state laws together with all applicable laws and regulations of other countries in which the Company operates. Because of the broad and sometimes vague nature of these laws, there can be no assurance that an enforcement action will not be brought against the Company, or that the Company will not be found to be in violation of one or more of these provisions. At present, the Company cannot anticipate what impact, if any, subsequent administrative or judicial interpretation of the applicable Federal and state laws and those of other countries may have on the Company's consolidated financial position, cash flows or results of operations.

The Company is involved in various other legal proceedings and claims incidental to its normal business activities. The Company is vigorously defending its position in all such proceedings and has recorded an accrual of approximately $1,117 to cover its estimate for exposure related to these matters. Management believes these matters should not have a material adverse impact on the consolidated financial position, cash flows or results of operations of the Company.

13.    Operations by Business Segments and Geographic Areas:

As disclosed in Note 4, the Company sold all of the issued and outstanding capital stock of its Home Healthcare operations on April 16, 2003 and the Home Healthcare results of operations have been classified as discontinued operations. As a result of this transaction, the Company no longer operates in the U.S. Home Healthcare segment. Accordingly, during the years ended September 30, 2003, 2002 and 2001, the Company's continuing operations were in the U.K. The U.K. operations derive its revenues from flexible healthcare services, principally nursing and ancillary services, and provision of respiratory therapy products to patients throughout most of the U.K.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

The Company evaluates performance and allocates resources based on profit and loss from operations before corporate expenses, interest and income taxes. The accounting policies of the business segment are the same as those described in the summary of significant accounting policies.

The following tables present certain financial information by reportable business segment and geographic area of operations for the years ended September 30, 2003, 2002 and 2001.

	Year Ended September 30, 2003
	U.K. Operations	Total
Net patient services	$287,964	$287,964
Net respiratory, medical equipment and supplies	6,415	6,415
Total revenues to unaffiliated customers	$294,379	$294,379
Segment operating profit	$31,497	$31,497

Corporate expenses		(3,822)
Interest expense, net		(11,279)
Foreign exchange loss		(18)
Income before income taxes and discontinued operations		$16,378

Depreciation and amortization	$1,976	$1,976
Corporate depreciation and amortization		9
Total depreciation and amortization		$1,985

Identifiable assets, September 30, 2003	$302,309	$302,309

Corporate assets		9,359
Total assets, September 30, 2003		$311,668

Capital expenditures	$4,015	$4,015
Corporate capital expenditures		11
Total capital expenditures		$4,026

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

	Year Ended September 30, 2002
	U.K. Operations	Total
Net patient services	$237,890	$237,890
Net respiratory, medical equipment and supplies	4,938	4,938
Total revenues to unaffiliated customers	$242,828	$242,828
Segment operating profit	$27,786	$27,786

Corporate expenses		(10,554)
Interest expense, net		(13,472)
Gain on settlement of PIK interest		5,143
Foreign exchange loss		(19)

Income before income taxes, minority interest and discontinued operations		$8,884

Depreciation and amortization	$1,321	$1,321

Corporate depreciation and amortization		16

Total depreciation and amortization		$1,337

Identifiable assets, September 30, 2002	$256,407	$256,407

Assets of discontinued operations		8,733

Corporate assets		2,973

Total assets, September 30, 2002		$268,113

Capital expenditures	$3,082	$3,082

Corporate capital expenditures		9
Total capital expenditures		$3,091

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

	Year Ended September 30, 2001
	U.K. Operations	Total
Net patient services	$130,719	$130,719
Net respiratory, medical equipment and supplies	7,322	7,322
Revenues to unaffiliated customers	$138,041	$138,041
Segment operating profit	$12,676	$12,676

Corporate expenses		(3,053)
Mail-order expenses		(3,883)
Interest expense, net		(8,433)
Foreign exchange loss		(400)

Loss before income taxes, minority interest and discontinued operations		$(3,093)
Depreciation and amortization	$5,080	$5,080

Corporate depreciation and amortization		47
Total depreciation and amortization		$5,127
Identifiable assets, September 30, 2001	$236,472	$236,472

Assets of discontinued operations		10,899
Corporate assets		702
Total assets, September 30, 2001		$248,073

Capital expenditures	$1,244	$1,244
Corporate capital expenditures		15
Total capital expenditures		$1,259

The net assets for the U.K. Operations were $109,556 and $81,377 as of September 30, 2003 and 2002, respectively.

14.    Profit Sharing Plan:

The Company has a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code, concerning all U.S. employees who meet certain requirements. These requirements include, among other things, at least one year of service and attainment of the age of 21.

The plan operates as a salary reduction plan whereby participants contribute anywhere from 1% to 15% of their compensation, not to exceed the maximum available under the Code.

The Company may make additional matching cash contributions at its discretion. The Company's contributions to the plan were approximately $35, $30 and $19 for the years ended September 30, 2003, 2002 and 2001, respectively.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

In addition to the U.S. plan described above, certain of the Company's U.K. subsidiaries also sponsor personal pension plans. The plans operate as salary reduction plans, which also allows for lump sum contributions, whereby participants contribute anywhere from 1% to 40% of their compensation, not to exceed the maximum available under the U.K. tax laws. The Company may make an additional contribution (which varies according to employee contracts and contribution elections) which is in the form of cash. The Company's contributions to the U.K. plans were $131, $252 and $26 for the years ended September 30, 2003, 2002 and 2001, respectively.

15.    Selected Quarterly Financial Data (unaudited):

The following table presents the comparative unaudited quarterly results for the years ended September 30, 2003 and 2002:

2003 Quarter Ended	December 31,	March 31,	June 30,	September 30,
Total revenues	$67,998	$71,686	$75,274	$79,421
Gross profit	$18,898	$19,625	$20,595	$22,205
Discontinued operations	$184	$(62)	$381	$—
Net income	$2,303	$3,526 (a)	$2,120	$4,022
Net income available to common shareholders	$1,309	2,552	$1,117	$2,988
Basic and diluted net income per share of common stock	$0.06	$0.11	$0.05	$0.13
2002 Quarter Ended	December 31,	March 31,	June 30,	September 30,
Total revenues	$56,582	$57,511	$60,587	$68,148
Gross profit	$14,903	$15,149	$16,412	$19,615
Discontinued operations	$203	$265	$234	$299
Net income (loss)	$1,457	$1,626	$(5,465) (b)	$7,176 (c)
Net income (loss) available to common shareholders	$1,457	1,626	$(5,579)	$6,274
Basic net income (loss) per share of common stock	$0.08	$0.09	$(0.30)	$0.30
Diluted net income (loss) per share of common stock	$0.06	$0.07	$(0.30)	$0.26

(a)	Includes benefit $1,873 related to the reversal of an estimated income tax liability for a business that was previously discontinued and no longer has any tax liabilities.
(b)	Includes a non-cash charge of $4,216 for the issuance of shares of the Company's common stock to senior management and a charge for $2,341 for tax equalization bonuses paid to senior management for reimbursement of income taxes incurred as a result of the share issuances.
(c)	Includes net charges of $2,410 related to the completion of the Reorganization and $5,143 gain in the settlement of PIK interest.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In Thousands, Except Per Share Data)

16.    Subsequent Events:

(a) On December 2, 2003, Mr. Aitken and Ms. Eames repaid in full the principal and accrued interest on the promissory notes issued by them to the Company in connection with the Reorganization in fiscal 2002. The principal and accrued interest repaid aggregated $591 and $419, respectively. The loans were repaid by delivery to the Company of 104 and 73 shares of the Company's common stock held by Mr. Aitken and Ms. Eames, respectively, valued at $5.70 per share, the closing price on the day prior to the repayment date. The Company also agreed to reimburse Mr. Aitken and Ms. Eames for the taxes incurred by them on the disposition of the shares to the Company, which are estimated to be approximately $83 and $51, respectively.

(b) On December 24, 2003, the Company completed its acquisition of Primary Care Agency Limited, a supplier of flexible healthcare staffing services primarily to hospitals, primary care trusts and learning disability homes in the U.K. The consideration included a payment of $2,095 in cash and additional contingent cash consideration of $1,873 dependent upon future earnings of the acquired entity.

(c) On April 8, 2004, the Company completed its acquisition of certain assets of the business of Kingston Care & Yorkshire Care, a supplier of home health aides to social service providers in the Yorkshire area of the U.K. The consideration included an initial payment of $1,196 in cash and additional contingent cash consideration of up to a further $2,009 dependent upon future earnings of the acquired business over the next 12 months.

(d) On May 17, 2004, the Company filed a registration statement with the Securities and Exchange Commission relating to a proposed underwritten public offering of its common stock. The registration statement covers $115 million of common stock, including shares subject to the underwriters' over-allotment option. The exact number of shares to be offered and the offering price per share has not yet been determined.

The shares will be offered in a firm commitment underwritten offering lead managed by Friedman, Billings, Ramsey & Co., Inc. and SG Cowen & Co. LLC.

The registration statement relating to the securities has not yet become effective.

Prior to May 17, 2004, the Company entered into Conversion Agreements with all of the holders of its Series A preferred stock. Such holders (who collectively own 7,773,660 shares of Series A preferred stock) have agreed to convert their shares into a like number of shares of common stock upon the consummation of the offering contemplated by the registration statement in return for the payment of accrued but unpaid dividends and a conversion fee in the aggregate amount of $2,034. The Conversion Agreements provide that if, at any time during the six-month period beginning on the effective date of the registration statement, the shares of the Company's common stock trade at $11.32 for ten days during any period of thirty consecutive trading days (such tenth day being the "Threshold Date"), then the holders shall repay a portion of their conversion fee to the Company. The portion of the conversion fee to be repaid to the Company shall be equal to the product of the conversion fee and a fraction, the numerator of which shall be the number of days remaining in the six-month period after the Threshold Date and the denominator of which shall be 180.

SCHEDULE I

ALLIED HEALTHCARE INTERNATIONAL INC.
(PARENT COMPANY ONLY)
SCHEDULE I - CONDENSED FINANCIAL INFORMATION
BALANCE SHEETS
(In thousands, except per share data)

	September 30, 2003	September 30, 2002
ASSETS
Current assets:
Cash and cash equivalents	$5,813	$383
Receivables from subsidiaries	46,242	56,631
Prepaid expenses and other assets	897	202
Total current assets	52,952	57,216
Property and equipment, net	21	23
Investment in subsidiaries	60,699	31,922
Goodwill	2,300	2,300
Other assets	327	66
Total assets	$116,299	$91,527
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Dividends payable	$4,464	$941
Liabilities of discontinued operations	690	—
Accounts payable	676	434
Accrued expenses	1,983	1,913
Taxes payable	68	1,931
Total current liabilites	7,881	5,219
Long-term liabilities	104	111
Total liabilities	7,985	5,330
Commitments and contingencies
Redeemable convertible Series A preferred stock, $.01 par value; authorized 8,000 shares, 7,774 shares issued and outstanding (liquidation value $35,213)	33,151	32,254
Shareholders' equity:
Preferred stock, $.01 par value; authorized 2,000 shares, issued and outstanding - none	—	—
Common stock, $.01 par value; authorized 62,000 shares, issued 22,689 and 20,945 shares, respectively	227	209
Additional paid-in capital	142,897	139,309
Accumulated other comprehensive income (loss)	3,140	(3,112)
Accumulated deficit	(68,814)	(80,785)
	77,450	55,621
Less notes receivable from officers	(1,002)	(958)
Less cost of treasury stock (408 and 266 shares, respectively)	(1,285)	(720)
Total shareholders' equity	75,163	53,943
Total liabilities and shareholders' equity	$116,299	$91,527

See note to condensed financial information.

ALLIED HEALTHCARE INTERNATIONAL INC.
(PARENT COMPANY ONLY)
SCHEDULE I - CONDENSED FINANCIAL INFORMATION
STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended September 30, 2003	Year Ended September 30, 2002	Year Ended September 30, 2001
Revenue	$—	$—	$—
Expenses:
Selling, general and administrative expenses	4,178	10,848	3,054
Forgiveness of intercompany debt	12,106	—	—
Total expenses	16,284	10,848	3,054
Gain on settlement of PIK interest	—	(5,143)	—
Equity in income (loss) of subsidiaries	26,043	10,615	(2,195)
Other expense (income)	113	116	(99)
Income (loss) before income taxes and discontinued operations	9,646	4,794	(5,150)
(Benefit from) provision for income taxes	(1,806)	—	21,462
Income (loss) before discontinued operations	11,452	4,794	(26,612)
Discontinued operations
Gain on disposal of subsidiaries, net of taxes of $775	519	—	—
	519	—	—
Net income (loss)	$11,971	$4,794	$(26,612)

See note to condensed financial information.

SCHEDULE I

ALLIED HEALTHCARE INTERNATIONAL INC.
(PARENT COMPANY ONLY)
SCHEDULE I - CONDENSED FINANCIAL INFORMATION
STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended September 30, 2003	Year Ended September 30, 2002	Year Ended September 30, 2001
Cash flows from operating activities:
Net income (loss)	$11,971	$4,794	$(26,612)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Equity interest in net income (loss) of subsidiaries	(26,043)	(10,615)	2,195
Gain on sale of subsidiaries	(519)	—	—
Depreciation and amortization	9	16	47
Amortization of debt issuance costs and warrants	203	—	—
Forgiveness of intercompany debt	12,106	—	—
Loss on sale of fixed assets	3	—	5
Minority interest	—	120	22
Stock based compensation - employees	587	5,835	—
Interest accrued on loans to officers	(44)	(18)	—
Gain on settlement of PIK interest	—	(5,143)	—
Gain on acquisition of minority interest	—	(179)	—
Deferred income taxes	—	—	21,462
Changes in operating assets and liabilities, excluding the effect of businesses acquired and sold:
Decrease (increase) in receivables from subsidiaries	1,164	4,287	(394)
(Increase) decrease in prepaid expenses and other assets	(394)	(82)	62
Increase (decrease) in accounts payable and other liabilities	(1,641)	305	(110)
Net cash used in continuing operations	(2,598)	(680)	(3,323)
Net cash provided by discontinued operations	463	1,640	1,679
Net cash (used in) provided by operating activities	(2,135)	960	(1,644)
Cash flows from investing activities:
Capital expenditures	(11)	(9)	(15)
Loans to officers	—	(940)	—
Proceeds from sale of discontinued operations	8,195	—	—
Net cash provided by (used in) investing activities	8,184	(949)	(15)
Cash flows from financing activities:
Payments for stock issuance costs	(20)	(4,054)	—
Proceeds from issuance of stock	—	3,188	—
Payments for treasury shares acquired	(565)	—	(720)
Stock options and warrants exercised, net, including tax benefit	80	—	7
Net cash used in financing activities	(505)	(866)	(713)
Effect of exchange rate on cash	(114)	252	1
Increase (decrease) in cash	5,430	(603)	(2,371)
Cash and cash equivalents, beginning of period	383	986	3,357
Cash and cash equivalents, end of period	$5,813	$383	$986

See note to condensed financial information.

ALLIED HEALTHCARE INTERNATIONAL INC.
(PARENT COMPANY ONLY)
SCHEDULE I - CONDENSED FINANCIAL INFORMATION
NOTE TO CONDENSED FINANCIAL INFORMATION

Basis of Presentation:

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. Accordingly, these financial statements should be read in conjunction with the consolidated financial statements of Allied Healthcare International Inc. (the "Company") in its 2003 Annual Report on Form 10-K/A.

The investments in the Company's subsidiaries are carried on the equity basis, which represents amount invested less dividends received plus or minus the Company's equity in the subsidiaries' income or loss to date. Significant intercompany balances and activities have not been eliminated in the unconsolidated financial information.

Allied Healthcare International Inc.
(In Thousands)

Schedule II — Valuation and Qualifying Accounts

Column A	Column B	Column C			Column D		Column E
Description	Balance at Beginning of Period	Additions Charged to			Deductions		Balance at End of Period
		Cost and Expenses	Other Accounts
Allowance for Doubtful
Accounts:
Year ended September 30, 2003	$22,849	$1,205	$227	(B)	$20,935	(A)	$3,346
Year ended September 30, 2002	$22,737	$985	$158	(B)	$1,031	(A)	$22,849
Year ended September 30, 2001	$20,751	$2,586	$347	(B)	$947	(A)	$22,737

(A)	Doubtful accounts written off, net of recoveries and sold.
(B)	Assumed in acquisitions and adjustments arising from translation of foreign financial statements to U.S. dollars.

ALLIED HEALTHCARE INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except per share data)

March 31, 2004
(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$28,770
Restricted cash	1,826
Accounts receivable, less allowance for doubtful accounts of $2,813	28,664
Unbilled accounts receivable	9,335
Inventories	491
Prepaid expenses and other assets	2,372
Total current assets	71,458
Property and equipment, net	15,165
Restricted cash	3,020
Goodwill	202,730
Other intangible assets, net	2,433
Deferred financing costs and other assets	3,586
Derivative asset	392
Total assets	$298,784
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Notes payable	$1,826
Current portion of long-term debt	12,422
Dividends payable	6,351
Liabilities of discontinued operations	690
Accounts payable	3,065
Accrued expenses	24,533
Taxes payable	3,072
Total current liabilities	51,959
Long-term debt	124,161
Derivative liability	—
Deferred income taxes and other long-term liabilities	932
Total liabilities	177,052
Commitments and contingencies
Redeemable convertible Series A preferred stock, $.01 par value; authorized 8,000 shares, 7,774 shares issued and outstanding (liquidation value $35,213)	33,390
Shareholders' equity:
Preferred stock, $.01 par value; authorized 2,000 shares, issued and outstanding — none	—
Common stock, $.01 par value; authorized 62,000 shares, issued 22,776 shares	228
Additional paid-in capital	141,172
Accumulated other comprehensive income	13,645
Accumulated deficit	(64,409)
90,636
Less notes receivable from officers	—
Less cost of treasury stock (585 shares)	(2,294)
Total shareholders' equity	88,342
Total liabilities and shareholders' equity	$298,784

See notes to condensed consolidated financial statements.

ALLIED HEALTHCARE INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Six Months Ended
	March 31, 2004	March 31, 2003
Revenues:
Net patient services	$154,997	$136,639
Net respiratory, medical equipment and supplies	3,713	3,045
Total revenues	158,710	139,684
Cost of revenues:
Patient services	111,732	99,334
Respiratory, medical equipment and supplies	2,135	1,827
Total cost of revenues	113,867	101,161
Gross profit	44,843	38,523
Selling, general and administrative expenses	32,569	24,387
Operating Income	12,274	14,136
Interest income	(422)	(1,084)
Interest expense	5,625	7,626
Foreign exchange loss	29	11
Income before income taxes and discontinued operations	7,042	7,583
Provision for income taxes	2,637	1,876
Income from continuing operations	4,405	5,707
(Loss) income from discontinued operations	—	122
Net income	4,405	5,829
Redeemable preferred dividends and accretion	2,125	1,968
Net income available to common shareholders	$2,280	$3,861
Basic income per share of common stock from:
Income from continuing operations	$0.10	$0.17
Income from discontinued operations	—	0.01
Net income available to common shareholders	$0.10	$0.18
Diluted income per share of common stock from:
Income from continuing operations	$0.10	$0.17
Income from discontinued operations	—	—
Net income available to common shareholders	$0.10	$0.17
Weighted average number of common shares outstanding:
Basic	22,179	21,707
Diluted	23,019	22,088

See notes to condensed consolidated financial statements.

ALLIED HEALTHCARE INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six Months Ended
	March 31, 2004	March 31, 2003
Cash flows from operating activities:
Net income	$4,405	$5,829
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations	—	(122)
Depreciation and amortization	1,125	823
Amortization of intangible assets	288	—
Amortization of debt issuance costs and warrants	961	952
Write-off of debt discount	—	607
Provision for doubtful accounts	(442)	433
Interest accrued on loans to officers	(7)	(22)
Interest in kind	354	308
Loss (gain) on sale of fixed assets	3	(63)
Deferred income taxes	95	—
Changes in operating assets and liabilities, excluding the effect of businesses acquired and sold:
Decrease in accounts receivable	10,984	4,141
(Increase) decrease in inventories	(18)	57
Decrease (increase) in prepaid expenses and other assets	2,528	(2,059)
Decrease in accounts payable and other liabilities	(4,952)	(423)
Net cash provided by continuing operations	15,324	10,461
Net cash provided by discontinued operations	—	464
Net cash provided by operating activities	15,324	10,925
Cash flows from investing activities:
Capital expenditures	(4,864)	(2,202)
Proceeds from sale of property and equipment	11	107
Payments on acquisition payable	—	(4,704)
Payments for acquisitions — net of cash acquired	(2,146)	(7,268)
Proceeds limited to future acquisitions	38,545	21,750
Net cash provided by investing activities	31,546	7,683
Cash flows from financing activities:
Principal payments on long-term debt	(3,720)	(3,335)
Payments on notes payable	(38,277)	(15,389)
Proceeds from exercise of stock options	401	5
Payments for stock issuance costs	—	(20)
Net cash used in financing activities	(41,596)	(18,739)
Effect of exchange rate on cash	1,805	136
Increase in cash	7,079	5
Cash and cash equivalents, beginning of period	21,691	18,278
Cash and cash equivalents, end of period	$28,770	$18,283
Supplemental cash flow information:
Cash paid for interest	$5,419	$5,360
Cash paid for income taxes, net of refunds	$4,312	$2,907
Supplemental disclosure of non-cash investing and financing activities:
Details of business acquired in purchase transactions:
Fair value of assets acquired	$2,978	$9,483
Liabilities assumed or incurred	$374	$2,055
Cash paid for acquisitions (including related expenses)	$2,604	$7,428
Cash acquired	458	160
Net cash paid for acquisitions	$2,146	$7,268
Issuance of notes payable		$34,033
Issuance of common stock		$6,360

See notes to condensed consolidated financial statements.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
(Unaudited)

1.     Basis of Presentation:

Allied Healthcare International Inc. and its subsidiaries (the "Company") is a leading provider of flexible, or temporary, healthcare staffing to the United Kingdom ("U.K.") healthcare industry as measured by revenues, market share and number of staff. At March 31, 2004, the Company operated an integrated network of 119 branches throughout most of the U.K. The Company's healthcare staff consists principally of nurses, nurses aides and home health aides (known as carers in the U.K). The Company focuses on placing its staff on a per diem basis in hospitals, nursing homes, care homes (which provide assisted living without medical services) and private homes. The Company maintains a pool of over 30,000 nurses, nurses aides and home health aides. The Company also supplies medical-grade oxygen for use in respiratory therapy to the U.K. pharmacy market and to private patients in Northern Ireland.

The Condensed Consolidated Financial Statements presented herein are unaudited and include all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations of the interim periods pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("U.S.") have been condensed or omitted. These condensed financial statements should be read in conjunction with the consolidated financial statements included in the Company's Form 10-K/A for the year ended September 30, 2003. Although the Company's operations are not highly seasonal, the results of operations for the six months ended March 31, 2004 are not necessarily indicative of operating results for the full year.

2.     Stock-Based Compensation:

In accordance with FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123"), the Company continues to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its stock option plans. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)
(Unaudited)

2.     Stock-Based Compensation: (Continued)

Had compensation costs for the Company's stock options been determined consistent with the fair value method prescribed by FAS No. 123, the Company's net income and related per share amounts would have been adjusted to the pro forma amounts indicated below:

	Six Months Ended
	March 31,
	2004	2003
Net income available to common shareholders, as reported	$2,280	$3,861
Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(3,227)	(385)
Pro forma net income (loss) available to common shareholders	$(947)	$3,476
Net income (loss) per share:
Basic — as reported	$0.10	$0.18
Basic — pro forma	$(0.04)	$0.16
Net income (loss) per share:
Diluted — as reported	$0.10	$0.17
Diluted — pro forma	$(0.04)	$0.16

3.     Restricted Cash:

Restricted cash represents proceeds limited to future acquisitions. The proceeds refer to amounts advanced to the Company under its senior collateralized term and revolving credit facility (the "Senior Credit Facility") that may only be used by the Company to fund acquisitions permitted thereunder, including paying additional contingent consideration.

The current portion of restricted cash represents the amount on deposit, as required by the senior credit lender, for the sole purpose of repaying the notes payable issued in connection with the acquisition of certain U.K. flexible staffing agencies. In general, the Company may not repay these notes on or before three years after the date of issuance. However, such notes may be redeemed by the holders on any interest payment due date falling not less than one year from the date such note was originally issued upon giving not less than sixty days written notice. Any amounts that may be redeemed upon not less than sixty days written notice are included in the current portion of restricted cash.

4.     Intangible Assets:

Intangible assets, consisting principally of goodwill, are carried at cost, net of accumulated amortization.

In accordance with Statement of Financial Accounting Standards ("FAS") No. 142, "Goodwill and Other Intangible Assets" ("FAS No. 142"), all goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization but are subject to annual impairment tests. The Company completed its annual impairment test required under FAS No. 142 during the fourth quarter of fiscal 2003 and determined there is no impairment to its recorded goodwill balance.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)
(Unaudited)

4.     Intangible Assets: (Continued)

The following table presents the changes in the carrying amount of goodwill for the six months ended March 31, 2004:

	Six Months Ended March 31, 2004
	U.K.	U.S.
	Operations	Corporate	Total
Balance at September 30, 2003	$181,403	$2,300	$183,703
Goodwill acquired during the period, net	1,645	—	1,645
Foreign exchange effect	17,382	—	17,382
Balance at March 31, 2004	$200,430	$2,300	$202,730

Intangible assets subject to amortization are being amortized on the straight-line method and consist of the following:

		March 31, 2004
	Range	Gross	Net
	Of	Carrying	Accumulated	Carrying
	Lives	Amount	Amortization	Amount
Customer relationships	5 – 12	$2,707	$421	$2,286
Trade names	3	188	84	104
Non-compete agreements	2 – 3	50	19	31
Favorable leasehold interests	2 – 5	21	9	12
Total		$2,966	$533	$2,433

Amortization expense for other intangible assets still subject to amortization was $288 for the six months ended March 31, 2004. At March 31, 2004, estimated future amortization expense of other intangible assets still subject to amortization is as follows: approximately $217 for the six months ending September 30, 2004 and $426, $361, $347 and $239 for the fiscal years ending September 30, 2005, 2006, 2007 and 2008, respectively.

5.     Notes Payable:

During the quarter ended December 31, 2003, the Company repaid, through its U.K. subsidiary, notes payable of $38,277 issued in connection with the acquisition of certain staffing agencies. Of this amount, $34,033 was issued during the quarter ended December 31, 2002. During the quarter ended December 31, 2002, the Company repaid, through its U.K. subsidiary, notes payable of $15,389 issued in connection with the acquisition of certain staffing agencies and wrote-off $607 of related debt discount.

At March 31, 2004, the Company has one remaining note payable that is secured by the Company's senior credit lender which requires the Company to keep an amount on deposit for the sole purpose of repaying the note payable. The Company may not redeem the note on or before three years after the date of issuance, September 27, 2004. However, such note may be redeemed by the holder on any interest payment due date falling not less than one year from the date such note was originally issued upon giving not less than sixty days written notice.

At March 31, 2004, the note payable of $1,826, bearing interest at a rate of 5.25%, and the related cash restricted to the payment of such note are classified as current in the accompanying condensed consolidated balance sheet.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)
(Unaudited)

6.     Accrued Expenses:

Accrued expenses consist of the following at:

March 31,
2004
Payroll and related expenses	$19,523
Other	5,010
$24,533

7.     Shareholders' Equity:

On December 2, 2003, Mr. Aitken, the Company's Executive Chairman, and Ms. Eames, the Company's Chief Executive Officer, repaid in full the principal and accrued interest on the promissory notes issued by them to the Company in connection with the reorganization in fiscal 2002. The principal and accrued interest repaid aggregated $591 and $419, respectively. The loans were repaid by delivery to the Company of 104 and 73 shares of the Company's common stock held by Mr. Aitken and Ms. Eames, respectively, valued at $5.70 per share, the closing price on the day prior to the repayment date. The shares delivered by Mr. Aitken and Ms. Eames are held by the Company as treasury shares. The Company also agreed to reimburse Mr. Aitken and Ms. Eames for the taxes incurred by them on the disposition of the shares to the Company, which were $83 and $51, respectively.

8.     Warrants:

In the fourth quarter of fiscal 2003, in connection with the execution of an agreement with an unaffiliated third party pursuant to which such third party agreed to provide the Company with consulting services related to corporate finance and investment banking matters, the Company issued to such third party warrants to purchase up to an aggregate of 350 shares of its common stock. Of the 350 warrants issued, 100 of the warrants are exercisable at $4.75 per share, 175 of the warrants are exercisable at $5.50 per share and 75 of the warrants are exercisable at a price of $6.00 per share. The warrants expire on August 13, 2007. At issuance, the fair value of the warrants of $603 was recorded as a deferred cost and is being amortized over the two year life of the agreement. For the six months ended March 31, 2004, the Company recorded $151 in amortization related to such warrants.

9.     Business Combinations and Dispositions:

Combinations:

On December 24, 2003, the Company completed its acquisition of Primary Care Agency Limited, a supplier of nursing staff and home health aides to NHS hospitals and nursing homes and staff for a learning disabilities trust for supported living in the Norwich area of Norfolk in the U.K. The consideration included payments of $2,457 in cash and additional contingent cash consideration of $1,482 dependent upon future earnings of the acquired entity.

The acquisition has been accounted for as a purchase business combination and the pro forma results of operations and related per share information have not been presented as the amounts are considered immaterial.

In the second quarter of fiscal 2004, the Company completed its purchase price allocation of the Ablecare Oxfordshire, Ablecare Northamptonshire and Yorkshire Careline acquisitions completed in fiscal 2003. Accordingly, identifiable intangible assets were assigned a value of approximately $1,001 with the remaining portion of $2,501 attributable to goodwill.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)
(Unaudited)

9.     Business Combinations and Dispositions: (Continued)

In the first quarter of fiscal 2004, the Company completed its purchase price allocation of the Dalesway Nursing Services acquisition completed in fiscal 2003. Accordingly, identifiable intangible assets were assigned a value of approximately $116 with the remaining portion of $234 attributable to goodwill.

The preliminary purchase price allocations for the remaining fiscal 2003 and fiscal 2004 acquisitions are subject to adjustments and will be finalized once additional information concerning asset and liability valuations are obtained. Accordingly, final asset and liability fair values may differ from those set forth on the accompanying condensed consolidated balance sheet at March 31, 2004; however, the changes are not expected to have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

Dispositions:

In the third quarter of fiscal 2003, the Company sold all of the issued and outstanding capital stock of two of its subsidiaries, The PromptCare Companies, Inc. and Steri-Pharm, Inc., collectively referred to as "Home Healthcare" for approximately $8,500 in cash. Home Healthcare, which comprised the Company's U.S. operations, was concentrated in New York and New Jersey, and supplied infusion therapy, respiratory therapy and home medical equipment. In accordance with the provisions of FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS No. 144"), the Company has accounted for Home Healthcare as a discontinued operation. The condensed consolidated financial statements reflect the liabilities of the discontinued operations, and the operations for the prior periods are reported in discontinued operations.

The following table presents the financial results of the discontinued operations:

Six Months Ended March 31,
2003
Revenues:
Net infusion services	$6,289
Net respiratory, medical equipment and supplies	2,358
Total revenues	8,647
Cost of revenues:
Infusion services	4,804
Respiratory, medical equipment and supplies	1,327
6,131
Selling, general and administrative expenses	2,394
(Loss) income from discontinued operations	$122
Diluted (loss) income per share from discontinued operations	$—

At March 31, 2004, liabilities of discontinued operations of $690 relate to tax contingencies.

10.    Derivative Instrument:

On March 20, 2003, upon the expiration of the Company's prior Rate Cap and Floor Agreement, the Company entered into a Rate Cap and Floor Collar Agreement that caps its interest rate at

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)
(Unaudited)

10.    Derivative Instrument: (Continued)

LIBOR of 5.50% and its interest floor at LIBOR of 4.47%, subject to special provisions, on approximately $91,310 of the Company's floating rate debt under a contract which expires March 20, 2008. In accordance with FAS No. 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," as amended by FAS No. 138 and related implementation guidance, the Company has calculated the fair value of the interest cap and floor derivative to be an asset of $392 at March 31, 2004. In addition, changes in the value from period to period of the interest cap and floor derivative are recorded as an adjustment to interest expense.

11.    Income Taxes:

The provision for income taxes from continuing operations for the six months ended March 31, 2004 was $2,637. The provision for income taxes from continuing operations for the six months ended March 31, 2003 was $1,876. In the second quarter of fiscal 2003, the Company recorded a $1,873 benefit related to the reversal of an estimated income tax liability for a business that was previously discontinued and no longer had any tax liabilities.

12.    Earnings Per Share:

Basic earnings per share ("EPS") is computed using the weighted average number of common shares outstanding. Diluted EPS adjusts basic EPS for the effects of stock options, warrants and redeemable convertible stock only when such effect is dilutive. In future periods, the impact of the assumed conversion of the 7,774 of redeemable convertible preferred stock could potentially dilute basic EPS. At March 31, 2003, the Company had outstanding stock options to purchase 1,262 shares of common stock ranging in price from $4.31 to $7.25 per share, respectively, that were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the common shares for the second quarter of fiscal 2003.

The weighted average number of shares used in the basic and diluted earnings income per share computations for the six months ended March 31, 2004 and 2003 are as follows:

	Six Months Ended
	March 31,
	2004	2003
Weighted average number of common shares outstanding as used in computation of basic EPS of common stock	22,179	21,707
Effect of dilutive securities — stock options and warrants	840	381
Shares used in computation of diluted EPS of common stock	23,019	22,088

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)
(Unaudited)

13.    Comprehensive Income:

Components of comprehensive income include net income and all other non-owner changes in equity, such as the change in the cumulative translation adjustment, which is the only item of other comprehensive income impacting the Company. The following table displays comprehensive income for the six months ended March 31, 2004 and 2003:

	Six Months Ended
	March 31,
	2004	2003
Net income	$4,405	$5,829
Change in cumulative translation adjustment, net of income taxes	10,505	477
Comprehensive income, net of income taxes	$14,910	$6,306

14.    Commitments and Contingencies:

Acquisition Agreements:

Related to the Company's acquisitions of certain flexible staffing agencies, the Company has entered into agreements to pay additional amounts, payable in cash and shares of the Company's stock, of up to $12,896 at March 31, 2004 in contingent consideration dependent upon future earnings of such acquired entities.

Guarantees:

The Company's U.K. subsidiaries guarantee the debt and other obligations of certain wholly-owned U.K. subsidiaries under the senior credit facility, the mezzanine indebtedness and various notes issued in connection with the acquisition of certain U.K. flexible staffing agencies. At March 31, 2004, the amount guaranteed, which approximates the amount outstanding, totaled $139,755.

Litigation:

On April 13, 1998, one of the Company's shareholders, purporting to sue derivatively on its behalf, commenced a derivative suit in the Supreme Court of the State of New York, County of New York, entitled Kevin Mak, derivatively and on behalf of Transworld Healthcare, Inc., Plaintiff, vs. Timothy Aitken, Scott A. Shay, Lewis S. Ranieri, Wayne Palladino and Hyperion Partners II L.P., Defendants, and Transworld Healthcare, Inc., Nominal Defendant, Index No. 98-106401. The suit alleges that certain of the Company's officers and directors, and Hyperion Partners II L.P., breached fiduciary duties owed to the Company and its shareholders, in connection with a transaction, approved by a vote of the Company's shareholders on March 17, 1998, in which the Company was to issue certain shares of stock to Hyperion Partners II L.P. in exchange for certain receivables due from Health Management, Inc. ("HMI"). The action seeks injunctive relief against this transaction, and damages, costs and attorneys' fees in unspecified amounts. The transaction subsequently closed and the plaintiff has, on numerous occasions, stipulated to extend the defendants' time to respond to this suit.

Contingencies:

Some of the Company's subsidiaries were Medicare Part B suppliers who submitted claims to the designated carrier who is the government's claims processing administrator. From time to time, the carrier may request an audit of Medicare Part B claims on a prepayment or postpayment

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)
(Unaudited)

14.    Commitments and Contingencies: (Continued)

basis. Some of the Company's subsidiaries currently have pending such audits. If the outcome of any audit results in a denial or a finding of an overpayment, then the affected subsidiary has appeal rights. Under postpayment audit procedures, the supplier generally pays the alleged overpayment and can pursue appeal rights for a refund of any paid overpayment incorrectly assessed against the supplier. Some of the subsidiaries currently are responding to these audits and pursuing appeal rights in certain circumstances.

The Company believes that it is substantially in compliance, in all material respects, with the applicable provisions of the Federal statutes, regulations and laws, and applicable state laws, together with all applicable laws and regulations of other countries in which the Company operates. Because of the broad and sometimes vague nature of these laws, there can be no assurance that an enforcement action will not be brought against the Company, or that the Company will not be found to be in violation of one or more of these provisions. At present, the Company cannot anticipate what impact, if any, subsequent administrative or judicial interpretation of the applicable Federal and state laws may have on the Company's consolidated financial position, cash flows or results of operations.

The Company is involved in various other legal proceedings and claims incidental to its normal business activities. The Company is vigorously defending its position in all such proceedings and has recorded an accrual of approximately $511 to cover its estimate for exposure related to these matters. Management believes these matters, including the derivative suit, should not have a material adverse impact on its consolidated financial position, cash flows or results of operations.

15.    Operations by Business Segments and Geographic Areas:

As disclosed in Note 9, the Company sold all of the issued and outstanding capital stock of its Home Healthcare operations on April 16, 2003 and the Home Healthcare results of operations have been classified as discontinued operations. As a result of this transaction, the Company no longer operates in the U.S. Home Healthcare segment. Accordingly, during the six months ended March 31, 2004 and 2003, the Company's continuing operations were in the U.K. The U.K. operations derive its revenues from flexible healthcare services, principally nursing and ancillary services, and provision of respiratory therapy products to patients throughout most of the U.K.

The Company evaluates performance and allocates resources based on profit and loss from operations before corporate expenses, interest and income taxes. The accounting policies of the business segment are the same as those described for the Company.

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)
(Unaudited)

15.    Operations by Business Segments and Geographic Areas: (Continued)

The following tables present certain financial information by reportable business segment and geographic area of operations for the six months ended March 31, 2004 and 2003.

	Six Months Ended March 31, 2004
	U.K.
	Operations	Total
Net patient services	$154,997
Net respiratory, medical equipment and supplies	3,713
Total revenues to unaffiliated customers	$158,710	$158,710
Segment operating profit	$14,572	$14,572
Corporate expenses		(2,298)
Interest expense, net		(5,203)
Foreign exchange loss		(29)
Income before income taxes and discontinued operations		$7,042
Depreciation and amortization	$1,122	$1,122
Corporate depreciation and amortization		3
Total depreciation and amortization		$1,125
Identifiable assets, March 31, 2004	$293,078	$293,078
Corporate assets		5,706
Total assets, March 31, 2004		$298,784
Capital expenditures	$4,864	$4,864
Corporate capital expenditures		—
Total capital expenditures		$4,864

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)
(Unaudited)

15.    Operations by Business Segments and Geographic Areas: (Continued)

	Six Months Ended March 31, 2003
	U.K.
	Operations	Total
Net patient services	$136,639
Net respiratory, medical equipment and supplies	3,045
Total revenues to unaffiliated customers	$139,684	$139,684
Segment operating profit	$15,933	$15,933
Corporate expenses		(1,797)
Interest expense, net		(6,542)
Foreign exchange loss		(11)
Income before income taxes and discontinued operations		$7,583
Depreciation	$819	$819
Corporate depreciation		4
Total depreciation		$823
Identifiable assets, March 31, 2003	$283,707	$283,707
Assets of discontinued operations		8,569
Corporate assets		2,887
Total assets, March 31, 2003		$295,163
Capital expenditures	$2,197	$2,197
Corporate capital expenditures		5
Total capital expenditures		$2,202

16.    Impact of Recent Accounting Standards:

The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") in January 2003 and a revised interpretation of FIN 46 ("FIN 46R") in December 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. For all arrangements entered into after January 31, 2003, the Company is required to continue to apply FIN 46 through the end of the first quarter of fiscal 2004. The Company was required to adopt the provisions of FIN 46R, for those arrangements entered into prior to February 1, 2003, in the second quarter of fiscal 2004. As the Company does not have any variable interest entities, the adoptions of FIN 46 and FIN 46R did not have a material impact on the Company's consolidated financial position or results of operations.

In December 2003, the FASB revised FAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS No. 132"), to require additional disclosures to those in the original FAS No. 132 about assets, obligations, cash flows and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. The year-end provisions of FAS No. 132 will be effective for the Company for the year ending September 30, 2004. In accordance with the interim disclosure requirements of FAS No. 132, the Company maintains a

ALLIED HEALTHCARE INTERNATIONAL INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)
(Unaudited)

16.    Impact of Recent Accounting Standards: (Continued)

defined contribution plan, pursuant to Section 401(k) of the Internal Revenue Code, covering all U.S. employees who meet certain requirements. In addition to the U.S. plan, the Company's U.K. subsidiaries also sponsor personal pension plans that operate as salary reduction plans. The Company expects to contribute $94 to such plans in fiscal 2004. The Company believes that the adoption of the year-end disclosure requirements of FAS No. 132 will not have a material impact on its consolidated financial position or results of operations.

17.    Subsequent Events:

On April 8, 2004, the Company completed its acquisition of certain assets of the business of Kingston Care & Yorkshire Care, a supplier of home health aides to social service providers in the Yorkshire area of the U.K. The consideration included an initial payment of $1,196 in cash and additional contingent cash consideration of up to a further $2,009 dependent upon future earnings of the acquired business over the next 12 months.

On May 17, 2004, the Company filed a registration statement with the Securities and Exchange Commission relating to a proposed underwritten public offering of its common stock. The registration statement covers $115 million of common stock, including shares subject to the underwriters' over-allotment option. The exact number of shares to be offered and the offering price per share has not yet been determined.

The shares will be offered in a firm commitment underwritten offering lead managed by Friedman, Billings, Ramsey & Co., Inc. and SG Cowen & Co. LLC.

Prior to May 17, 2004, the Company entered into Conversion Agreements with all of the holders of its Series A preferred stock. Such holders (who collectively own 7,773,660 shares of Series A preferred stock) have agreed to convert their shares into a like number of shares of common stock upon the consummation of the offering contemplated by the registration statement in return for the payment of accrued but unpaid dividends and a conversion fee in the aggregate amount of $2,034. The Conversion Agreements provide that if, at any time during the six-month period beginning on the effective date of the registration statement, the shares of the Company's common stock trade at $11.32 for ten days during any period of thirty consecutive trading days (such tenth day being the "Threshold Date"), then the holders shall repay a portion of their conversion fee to the Company. The portion of the conversion fee to be repaid to the Company shall be equal to the product of the conversion fee and a fraction, the numerator of which shall be the number of days remaining in the six-month period after the Threshold Date and the denominator of which shall be 180.

             Shares

ALLIED HEALTHCARE INTERNATIONAL INC.

Common Stock

PROSPECTUS

Friedman Billings Ramsey

SG Cowen & Co.

Harris Nesbitt

                           , 2004

PART II

Item 13.    Other Expenses of Issuance and Distribution

Expenses payable in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and expenses, are as follows:

Amount
SEC registration fee		$14,571
NASD filing fee		12,000
Printing and engraving fees and expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous			*
Total	$

*	To be completed by amendment.

Our company will pay all such expenses.

Item 14.    Indemnification of Directors and Officers

Article 7 of the Business Corporation Law of the State of New York, in general, allows corporations to indemnify their officers and directors against any judgment, fine, settlement and reasonable expenses incurred in any non-derivative civil or criminal action, or against any settlement and reasonable expenses in any derivative civil action, if the officer or director acted in good faith and for a purpose he reasonably believed to be in, or not opposed to, the best interests of the corporation. In the case of a criminal action, the officer or director must have had no reasonable cause to believe that his conduct was unlawful. Partial indemnification is allowed in cases where the officer or director was partially successful in defeating the claim. Such Article establishes procedures for determining whether the standard of conduct has been met in the particular case, for timely notification to shareholders, for prepayment of expenses and for payment pursuant to a court order or as authorized by disinterested directors or the shareholders. Article 7 also provides that it is not exclusive of any other rights to which an officer or director may be entitled under the certificate of incorporation or the bylaws or a corporation or pursuant to an agreement, resolution of shareholders or resolution of directors that are authorized by the certificate of incorporation or the bylaws of a corporation; provided that no indemnification may be made if a judgment or other final adjudication adverse to the officer or director establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

As permitted under the Business Corporation Law of the State of New York, the Certificate of Incorporation of our company provides that our directors will not be personally liable to our company or our shareholders for monetary damages for breach of a fiduciary duty owed to our company or our shareholders. By its terms and in accordance with the law of the State of New York, however, this provision does not eliminate or otherwise limit the liability of the directors of our company for any breach of duty based upon (i) an act or omission (A) resulting from acts committed in bad faith or involving intentional misconduct or involving a knowing violation of law, or (B) from which the director personally derived a financial benefit to which he was not legally entitled, or (ii) an improper declaration of dividends or purchase of our securities or other violation of section 719 of the Business Corporation Law of the State of New York.

Article 8 of our Certificate of Incorporation and Article 8 of our Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by New York law. We also have entered into indemnification agreements with each of our directors and officers.

Item 15.    Recent Sales of Unregistered Securities.

On April 22, 2002, we issued 684,258 shares of our common stock to Timothy M. Aitken, who was then serving as our executive chairman and chief executive officer, and 487,099 shares of common stock to Sarah L. Eames, who was then serving as our president and chief operating officer, as a bonus for, among other things, services rendered to our company through the date of issuance. The shares were issued in a transaction exempt from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, because, among other things, we issued the shares to executive officers of our company, there were no other offerees, there was no general solicitation and standard Securities Act legends were placed on the stock certificates representing the shares.

On April 22, 2002, we entered into a Stock Purchase Agreement with Hyperion TWH Fund II LLC, Triumph Partners III, L.P. (which has changed its name to Washington & Congress Capital Partners, L.P.) and Triumph III Investors, L.P. pursuant to which we agreed to issue an aggregate of 750,000 shares of our common stock to these investors at a purchase price of $4.25 per share, which represented a premium to the then current market price. Hyperion TWH Fund II LLC is an affiliate of the three other Hyperion funds that are investors in our company. At the time of issuance, Triumph Partners III, L.P. (which has changed its name to Washington & Congress Capital Partners, L.P.) and Triumph III Investors, L.P. were investors in Transworld Healthcare (UK) Limited, a subsidiary of our company now known as Allied Healthcare Holdings Limited. We issued the 750,000 shares on April 30, 2002 and received proceeds of an aggregate of $3.2 million. The shares were issued in a transaction exempt from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, because, among other things, we sold the shares to sophisticated investors who had (or whose affiliates had) a pre-existing relationship with our company, there was no general solicitation and standard Securities Act legends were placed on the stock certificates representing the shares.

On November 28, 2002, we issued an aggregate of 669,738 shares of our common stock in connection with the acquisition of Medic-One Group Limited, a supplier of temporary staffing to National Health Service hospitals and private hospitals in the United Kingdom. The shares were issued in a transaction exempt from registration pursuant to Regulation S promulgated by the Securities and Exchange Commission and/or Section 4(2) under the Securities Act of 1933, as amended, because, among other things, the shares were issued to two individuals in an acquisition transaction, each such individual represented that he or she was not a resident or citizen of the United States and that he or she was not purchasing or acquiring the shares for the account or benefit of any U.S. Person (as defined in Regulation S), there was no general solicitation and restrictive legends were placed on the stock certificates representing the shares. Pursuant to the provisions of the acquisition agreement, we may be required to issue additional shares of our common stock as earn-out consideration. Any such shares are expected to be exempt from registration pursuant to Regulation S and/or Section 4(2) under the Securities Act of 1933, as amended.

On August 13, 2003, in connection with the execution of an agreement with an unaffiliated third party pursuant to which such third party agreed to provide us with consulting services related to corporate finance and investment banking matters, we issued to such third party warrants to purchase up to an aggregate of 350,000 shares of our common stock. One hundred thousand (100,000) of the warrants are exercisable at $4.75 per share, 175,000 of the warrants are exercisable at $5.50 per share and 75,000 of the warrants are exercisable at a price of $6.00 per share. The warrants expire on August 13, 2007. The warrants were issued in a transaction exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of such Act because, among other things, the warrants were issued to one institution, there was no general solicitation, restrictive legends were placed on the warrants and the warrants provide that restrictive legends will be placed on the shares issuable upon the exercise thereof.

Item 16.    Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Description
1**	Form of Underwriting Agreement.
3.1	Restated Certificate of Incorporation of our company filed with the New York Secretary of State on December 12, 1990, as amended on August 7, 1992 (incorporated herein by reference to Exhibit 3.1 of our Quarterly Report on Form 10-Q for the quarter ended April 30, 1997).
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of our company filed with the New York Secretary of State on June 28, 1995 (incorporated herein by reference to Exhibit 3.2 of our Quarterly Report on Form 10-Q for the quarter ended April 30, 1997).
3.3	Certificate of Amendment to the Restated Certificate of Incorporation of our company filed with the New York Secretary of State on October 9, 1996 (incorporated herein by reference to Exhibit 3.3 of our Quarterly Report on Form 10-Q for the quarter ended April 30, 1997).
3.4	Certificate of Amendment to the Restated Certificate of Incorporation of our company filed with the New York Secretary of State on May 6, 1997 (incorporated herein by reference to Exhibit 3.4 of our Quarterly Report on Form 10-Q for the quarter ended April 30, 1997).
3.5	Certificate of Amendment of the Certificate of Incorporation of our company filed with the New York Secretary of State on April 16, 1998 (incorporated herein by reference to Exhibit 3.5 of our Registration Statement on Form S-4 (Reg. St. No. 333-87304) filed with the Securities and Exchange Commission on May 1, 2002).
3.6	Certificate of Amendment to the Certificate of Incorporation of our company filed with the New York Secretary of State on June 7, 2002 (incorporated herein by reference to Exhibit 3.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2002).
3.7	Restated Bylaws of our company, as amended (incorporated herein by reference to Exhibit 3.4 of our Annual Report on Form 10-K for the fiscal year ended October 31, 1996).
3.8	Amendment to the Bylaws of our company effective June 7, 2002 (incorporated herein by reference to Exhibit 3.2 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2002).
3.9	Certificate of Amendment to the Certificate of Incorporation of our company which defines the rights of the Series A Convertible Preferred Stock, filed with the New York Secretary of State on June 26, 2002 (incorporated herein by reference to Exhibit 4.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2002).
3.10	Certificate of Amendment to the provisions of the Certificate of Incorporation of our company that defines the rights of the Series A Convertible Preferred Stock, filed with the New York Secretary of State on February 12, 2003 (incorporated herein by reference to Exhibit 3.8 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).
4.1	Specimen Certificate of Common Stock (incorporated herein by reference to Exhibit 4.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2002).

Exhibit Number	Description
4.2	Specimen Certificate of Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.2 of Amendment No. 1 to our Registration Statement on Form S-4 (Reg. St. No. 333-87304) filed with the Securities and Exchange Commission on May 21, 2002).
5**	Opinion of Brown Raysman Millstein Felder & Steiner LLP.
10.1	Transworld Home HealthCare, Inc. 1992 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.3 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).
10.2	Form of Indemnification Agreement with our company (incorporated herein by reference to Exhibit 10.31 of our Annual Report on Form 10-K for the fiscal year ended October 31, 1994).
10.3	Transworld Home HealthCare, Inc. 1997 Option Plan for Non-Employee Directors (incorporated herein by reference to Exhibit A of our Proxy Statement for our Annual Meeting held on May 28, 1997).
10.4	Voting Trust Agreement dated December 17, 1999 by and among Transworld Holdings (UK) Limited (now known as Allied Healthcare Group Limited ), Transworld Healthcare (UK) Limited (now known as Allied Healthcare Holdings Limited, our company, Triumph Partners III, L.P. and Richard Green, as trustee (incorporated herein by reference to Exhibit 10.65 of our Annual Report on Form 10-K for the fiscal year ended September 30, 1999).
10.5	Securities Purchase Agreement , dated December 17, 1999, among Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited and the Purchasers identified therein (incorporated herein by reference to Exhibit 10.66 of our Annual Report on Form 10-K for the fiscal year ended September 30, 1999).
10.6	Senior Credit Agreement, dated as of December 17, 1999, among Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited, Paribas as Arranger, Paribas and Barclays Bank PLC as Underwriters, Barclays Bank PLC as Agent and Security Agent and Others (incorporated herein by reference to Exhibit 10.67 of our Annual Report on Form 10-K for the fiscal year ended September 30, 1999).
10.7	Mezzanine Credit Agreement, dated as of December 17, 1999, among Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited, Paribas as Arranger, Underwriter and Agent, Barclays Bank PLC as Security Agent and Others (incorporated herein by reference to Exhibit 10.68 of our Annual Report on Form 10-K for the fiscal year ended September 30, 1999).
10.8	Warrant Instrument to subscribe for Shares in Transworld Healthcare (UK) Limited in favor of the mezzanine lenders, dated as of December 17, 1999 (incorporated herein by reference to Exhibit 10.69 of our Annual Report on Form 10-K for the fiscal year ended September 30, 1999).
10.9	Share Sale and Purchase Agreement of Nightingale Nursing Bureau Limited, dated as of April 6, 2000, between Transworld Healthcare (UK) Limited, W.A. Thompson, D.T. Thompson and others (incorporated herein by reference to Exhibit 99.1 of our Current Report on Form 8-K dated April 20, 2000).
10.10	Asset Purchase Agreement, dated as of September 18, 2000, between MK Diabetic Support Services, Inc., Respiflow, Inc. and Transworld Ostomy, Inc. and Express-Med, Inc. (incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K filed October 11, 2000).

Exhibit Number	Description
10.11	Sale and Purchase Agreement of entire share capital of Amcare Limited with its subsidiary Novacare UK Limited dated November 22, 2000 between Omnicare Limited and Bristol-Myers Squibb Holdings Limited (incorporated herein by reference to Exhibit 10.73 of our Annual Report on Form 10-K for the fiscal year ended September 30, 2000).
10.12	Agreement for Sale and Purchase of Staffing Enterprise Limited and Staffing Enterprise (PSV) Limited between Allied Healthcare Group Limited and David Christopher Pain and Deborah Kay Pain dated September 27, 2001 (incorporated herein by reference to Exhibit 10.2 of our Current Report on Form 8-K filed October 12, 2001).
10.13	Second Amendment Agreement, dated September 27, 2001, relating to the Mezzanine Credit Agreement dated December 17, 1999 among Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited, BNP Paribas as Arranger, Underwriter and Agent, Barclays Bank PLC as Agent and Security Agent and Others (incorporated herein by reference to Exhibit 10.3 of our Current Report on Form 8-K filed October 12, 2001).
10.14	Second Amendment Agreement, dated September 27, 2001, relating to the Senior Credit Agreement dated December 17, 1999 among Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited, BNP Paribas as Arranger, Underwriter and Agent, Barclays Bank PLC as Agent and Security Agent and Others (incorporated herein by reference to Exhibit 10.4 of our Current Report on Form 8-K filed October 12, 2001).
10.15	Employment Agreement, dated September 24, 2001, between our company and Timothy M. Aitken (incorporated herein by reference to Exhibit 10.16 of our Annual Report on Form 10-K for the fiscal year ended September 30, 2001).
10.16	Employment Agreement, dated September 24, 2001, between our company and Sarah Eames (incorporated herein by reference to Exhibit 10.17 of our Annual Report on Form 10-K for the fiscal year ended September 30, 2001).
10.17	Master Reorganization Agreement, dated as of April 24, 2002, among our company, Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited and the Investors named therein (incorporated herein by reference to Annex A-1 to the proxy statement/prospectus forming a part of our Registration Statement on Form S-4 (Reg. St. No. 333-87304) filed with the Securities and Exchange Commission on May 1, 2002).
10.17A	First Amendment to Master Reorganization Agreement, dated as of May 16, 2002, by and among our company, Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited and the Investors named therein (incorporated herein by reference to Exhibit 10.17A of Amendment No. 1 to our Registration Statement on Form S-4 (Reg. St. No. 333-87304) filed with the Securities and Exchange Commission on May 21, 2002).
10.17B	Second Amendment to Master Reorganization Agreement, dated as of June 26, 2002, by and among our company, Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited and the Investors named therein (incorporated herein by reference to Exhibit 10.3 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2002).
10.18	Amendment No. 1, dated as of July 25, 2002, among Allied Healthcare Group Limited, Transworld Healthcare (UK) Limited and the Purchasers identified therein to the Securities Purchase Agreement dated December 17, 1999 (incorporated herein by reference to Exhibit 10.4 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2002).

Exhibit Number	Description
10.19	Registration Rights Agreement, dated as of July 25, 2002, among our company and the persons named therein (incorporated herein by reference to Exhibit 10.5 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2002).
10.20	Amendment No. 1, dated as of July 25, 2002, among Transworld Healthcare (UK) Limited, Allied Healthcare Group Limited, Richard Green, Triumph Partners III, L.P. and our company to the Voting Trust Agreement dated December 17, 1999 (incorporated herein by reference to Exhibit 10.6 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2002).
10.21A	Tax Bonus, Tax Loan and Tax Indemnification Agreement, dated as of April 22, 2002, by and among Transworld Healthcare (UK) Limited, our company and Timothy M. Aitken (incorporated herein by reference to Exhibit 10.21 of our Registration Statement on Form S-4 (Reg. St. No. 333-87304) filed with the Securities and Exchange Commission on May 1, 2002).
10.21B	Tax Bonus, Tax Loan and Tax Indemnification Agreement, dated as of April 22, 2002, by and among Transworld Healthcare (UK) Limited, our company and Sarah L. Eames (incorporated herein by reference to Exhibit 10.22 of our Registration Statement on Form S-4 (Reg. St. No. 333-87304) filed with the Securities and Exchange Commission on May 1, 2002).
10.22A	Promissory Note, dated April 30, 2002, executed by Timothy M. Aitken in favor of our company (incorporated herein by reference to Exhibit 10.7A of our Quarterly Report on Form 10-Q for the quarterly period ended June 10, 2002).
10.22B	Promissory Note, dated April 30, 2002, executed by Sarah L. Eames in favor of our company (incorporated herein by reference to Exhibit 10.7B of our Quarterly Report on Form 10-Q for the quarterly period ended June 10, 2002).
10.23A	Pledge and Security Agreement, dated as of April 30, 2002, between Timothy M. Aitken and our company (incorporated herein by reference to Exhibit 10.8A of our Quarterly Report on Form 10-Q for the quarterly period ended June 10, 2002).
10.23B	Pledge and Security Agreement, dated as of April 30, 2002, between Sarah L. Eames and our company (incorporated herein by reference to Exhibit 10.8B of our Quarterly Report on Form 10-Q for the quarterly period ended June 10, 2002).
10.24	Registration Rights Agreement, dated April 30, 2002, among our company, Timothy M. Aitken and Sarah L. Eames (incorporated herein by reference to Exhibit 10.25 of our Registration Statement on Form S-4 (Reg. St. No. 333-87304) filed with the Securities and Exchange Commission on May 1, 2002).
10.25A	Irrevocable Undertaking, dated April 22, 2002, of Timothy M. Aitken relating to the redeemable shares of Transworld Healthcare (UK) Limited (incorporated herein by reference to Exhibit 10.26 of our Registration Statement on Form S-4 (Reg. St. No. 333-87304) filed with the Securities and Exchange Commission on May 1, 2002).
10.25B	Irrevocable Undertaking, dated April 22, 2002, of Sarah L. Eames relating to the redeemable shares of (incorporated herein by reference to Exhibit 10.27 of our Registration Statement on Form S-4 (Reg. St. No. 333-87304) filed with the Securities and Exchange Commission on May 1, 2002).
10.26	Stock Purchase Agreement, dated as of April 22, 2002, among our company, Hyperion TWH Fund II LLC, Triumph Partners III, L.P. and Triumph III Investors, L.P. (incorporated herein by reference to Exhibit 10.28 of our Registration Statement on Form S-4 (Reg. St. No. 333-87304) filed with the Securities and Exchange Commission on May 1, 2002).

Exhibit Number	Description
10.27	Registration Rights Agreement, dated April 30, 2002, among our company, Triumph Partners III, L.P. and Triumph III Investors, L.P. (incorporated herein by reference to Exhibit 10.29 of our Registration Statement on Form S-4 (Reg. St. No. 333-87304) filed with the Securities and Exchange Commission on May 1, 2002).
10.28	2002 Stock Option Plan (incorporated herein by reference to Annex D to the proxy statement/prospectus forming a part of Amendment No. 1 to our Registration Statement on Form S-4 (Reg. St. No. 333-87304) filed with the Securities and Exchange Commission on May 21, 2002).
10.29	Stock Purchase Agreement, dated as of April 16, 2003, by and between Promptcare Acquisition Corporation and our company (incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2003).
10.30*	Letter, dated October 1, 2003, from Barclays Bank PLC to Allied Healthcare Group Limited amending the Senior Credit Agreement dated December 17, 1999.
10.31*	Letter, dated October 1, 2003, from BNP Paribas to Allied Healthcare Group Limited amending the Mezzanine Credit Agreement dated December 17, 1999.
10.32*	Letter, dated February 4, 2004, from Barclays Bank PLC to Allied Healthcare Group Limited amending the Senior Credit Agreement dated December 17, 1999.
10.33*	Letter, dated February 4, 2004, from BNP Paribas to Allied Healthcare Group Limited amending the Mezzanine Credit Agreement dated December 17, 1999.
10.34*	Letter, dated March 8, 2004, from Barclays Bank PLC to Allied Healthcare Group Limited amending the Senior Credit Agreement dated December 17, 1999.
10.35*	Letter, dated March 8, 2004, from BNP Paribas to Allied Healthcare Group Limited amending the Mezzanine Credit Agreement dated December 17, 1999.
10.36A*	Letter agreement, dated December 2, 2003, between Timothy M. Aitken and our company relating to loan repayment.
10.36B*	Letter agreement, dated December 2, 2003, between Sarah L. Eames and our company relating to loan repayment.
10.37*	Employment Agreement, dated March 29, 2000, between Allied Medicare Limited and Charles Murphy.
10.38*	Form of Conversion Agreement between our company and the holders of the shares of our Series A Convertible Preferred Stock.
10.39	Agreement, dated February 17, 2004, among Allied Healthcare (UK) Limited and Atos KPMG Consulting Limited (incorporated herein by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).
11	Statement re: computation of earnings per share (computation can be determined clearly from the material contained in this Annual Report on Form 10-K).
14	Allied Healthcare International Inc. Code of Conduct (incorporated herein by reference to Exhibit 14 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2003).
16	Letter, dated April 14, 2003, from Ernst & Young LLP to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2003).
21	Subsidiaries of our company (incorporated herein by reference to Exhibit 21 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2003).
23.1**	Consent of Brown Raysman Millstein Felder & Steiner LLP.
23.2*	Consent of Deloitte & Touche LLP, independent auditors of our company.

Exhibit Number	Description
23.3*	Consent of Ernst & Young LLP, former independent auditors of our company.
24*	Powers of Attorney (contained on the signature page of this registration statement).
(b)	Financial Statement Schedules.

Schedule I—Consolidated Financial Information (included in the financial statements in the prospectus that forms a part of this registration statement).

Schedule II—Valuation and Qualifying Accounts (included in the financial statements in the prospectus that forms a part of this registration statement).

*	Filed herewith.
**	To be filed by amendment.

Item 17.    Undertakings

(a)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to any arrangement, provision or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time is was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Allied Healthcare International Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on May 17, 2004.

ALLIED HEALTHCARE INTERNATIONAL INC.
By:/s/ Sarah L. Eames Sarah L. Eames Chief Executive Officer, President and Chief Operating Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Sarah L. Eames and Charles F. Murphy, and each of them, as his true and lawful attorneys-in-fact, as agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, as well as any new registration statement filed to register additional securities pursuant to Rule 462(b) under the Securities Act of 1933 in connection with the offering made by this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to each such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Timothy M. Aitken	Chairman of the Board	May 17, 2004
Timothy M. Aitken
/s/ Sarah L. Eames	Chief Executive Officer,	May 17, 2004
Sarah L. Eames	President, Chief Operating Officer and Director (principal executive officer)
/s/ Charles F. Murphy	Chief Financial	May 17, 2004
Charles F. Murphy	Officer (principal financial and accounting officer)
/s/ G. Richard Green	Director	May 17, 2004
G. Richard Green
/s/ David J. Macfarlane	Director	May 17, 2004
David J. Macfarlane
/s/ Wayne Palladino	Director	May 17, 2004
Wayne Palladino
/s/ Jeffrey S. Peris	Director	May 17, 2004
Jeffrey S. Peris
/s/ Scott A. Shay	Director	May 17, 2004
Scott A. Shay